Filed Pursuant to Rule 424(b)(3)
Registration No. 333-166526

PROSPECTUS

NEOGENOMICS, INC.

7,295,896 Shares of Common Stock

This prospectus relates to the sale of up to 7,295,896 shares of the common stock, par value $0.001 per share, of NeoGenomics, Inc. (unless the context otherwise requires, referred to individually as the “Parent Company” or, collectively with all of its subsidiaries, as the “Company”, “NeoGenomics”, or “we”, “us”, or “our”) by the selling stockholders named in this prospectus in the section entitled “Selling Stockholders”. Please refer to “Selling Stockholders” beginning on page 29.

The Company is not selling any shares of common stock in this offering and therefore will not receive any proceeds from this offering. All costs associated with this registration will be borne by the Company. The prices at which the selling stockholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions.

Our common stock is listed on the NASDAQ Capital Market under the symbol “NEO”. On April 16, 2015, the last reported sale price of our common stock on the NASDAQ Capital Market was $4.82 per share.

Brokers or dealers effecting transactions in these shares should confirm that the shares are registered under the applicable state law or that an exemption from registration is available.

These securities are speculative and involve a high degree of risk. Please refer to “Risk Factors” beginning on page 14 for a discussion of these risks.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

No underwriters or persons have been engaged to facilitate the sale of shares of our common stock in this offering. None of the proceeds from the sale of stock by the selling stockholders will be placed in escrow, trust or any similar account.

The date of this prospectus is May 8, 2015.

i

PROSPECTUS SUMMARY

The following is only a summary of the information, financial statements and the notes thereto included in this prospectus. You should read the entire prospectus carefully, including “Risk Factors” and our consolidated financial statements and the notes thereto before making any investment decision. Unless the context otherwise requires, NeoGenomics, Inc. is referred to herein individually as the “Parent Company” or, collectively with all of its subsidiaries, as the “Company”, “NeoGenomics”, or “we”, “us”, or “our”.

Overview

We operate a network of cancer-focused genetic testing laboratories whose mission is to improve patient care through exceptional genetic and molecular testing services. Our vision is to become America’s premier cancer genetic testing laboratory by delivering uncompromising quality, exceptional service and innovative products and services. The Company has laboratory locations in Ft. Myers and Tampa, Florida; Fresno, Irvine, and West Sacramento, California; and Nashville, Tennessee, and currently offers the following types of testing services:

a)	Cytogenetics - the study of normal and abnormal chromosomes and their relationship to disease. It involves looking at the chromosome structure to identify changes from patterns seen in normal chromosomes. Cytogenetic studies are often utilized to answer diagnostic, prognostic and predictive questions in the treatment of hematological malignancies.

b)	Fluorescence In-Situ Hybridization (“FISH”) - a branch of cancer genetics that focuses on detecting and locating the presence or absence of specific DNA sequences and genes on chromosomes. FISH helps bridge abnormality detection between the chromosomal and DNA sequence levels. The technique uses fluorescent probes that bind to only those parts of the chromosome with which they show a high degree of sequence similarity. Fluorescence microscopy is used to visualize the fluorescent probes bound to the chromosomes. FISH can be used to help identify a number of gene alternations, such as amplification, deletions, and translocations.

c)	Flow cytometry - a rapid way to measure the characteristics of cell populations. Cells from peripheral blood, bone marrow aspirate, lymph nodes, and other areas are labeled with selective fluorescent antibodies and analyzed as they flow in a fluid stream through a beam of light. The properties measured in these antibodies include the relative size, relative granularity or internal complexity, and relative fluorescence intensity. These fluorescent antibodies bind to specific cell surface antigens and are used to identify malignant cell populations. Flow cytometry is typically performed in diagnosing a wide variety of leukemia and lymphoma neoplasms. Flow cytometry is also used to monitor patients through therapy to determine whether the disease burden is increasing or decreasing, otherwise known as minimal residual disease monitoring.

d)	Immunohistochemistry (“IHC”) - refers to the process of localizing proteins in cells of a tissue section and relies on the principle of antibodies binding specifically to antigens in biological tissues. IHC is widely used in the diagnosis of abnormal cells such as those found in cancerous tumors. Specific surface cytoplasmic or nuclear markers are characteristic of cellular events such as proliferation or cell death (apoptosis). IHC is also widely used to understand the distribution and localization of differentially expressed proteins.

e)	Molecular testing - a rapidly growing cancer diagnostic tool focusing on the analysis of DNA and RNA, as well as the structure and function of genes at the molecular level. Molecular testing employs multiple technologies including DNA fragment length analysis, real-time polymerase chain reaction (“RT-PCR”) RNA analysis, bi-directional Sanger sequencing analysis, and Next-Generation sequencing (“NGS”).

f)	Pathology consultation services are when our pathologists review surgical samples on a consultative basis for our clients. NeoGenomics is one of a few laboratories in the country with an electron microscopy lab which enables us to analyze complex renal cases.

The cancer testing services we offer to community-based pathologists are designed to be a natural extension of, and complementary to, the services that they perform within their own practices. We believe our relationship as a non-competitive partner to community-based pathology practices and hospital pathology labs empowers them to expand their breadth of testing and provide a menu of services that matches or exceeds the level of service found in academic centers of excellence around the country. Community-based pathology practices and hospital pathology labs may order certain testing services on a technical component only (“TC” or “tech-only”) basis, which allows them to participate in the diagnostic process by performing the professional component (“PC”) interpretation services without having to hire laboratory technologists or purchase the sophisticated equipment needed to perform the technical component of the tests. We also support our pathology clients with interpretation and consultative services on difficult or complex cases and provide overflow interpretation services when requested by clients.

In areas where we do not provide services to community-based pathology practices and/or hospital pathology labs, we may directly serve oncology, dermatology, urology and other clinician practices that prefer to have a direct relationship with a laboratory for cancer-related genetic and molecular testing services. We typically service these types of clients with a “global” service offering where we perform both the technical and professional components of the tests ordered. However, in certain instances larger clinician practices have begun to internalize pathology interpretation services, and our “tech-only” service offering allows these larger clinician practices to also participate in the diagnostic process by performing the PC interpretation services on TC testing performed by NeoGenomics.

Market Opportunity

The medical testing laboratory market can be broken down into three primary segments:

•	Clinical Pathology testing,

•	Anatomic Pathology testing, and

•	Genetic and Molecular testing.

Clinical Pathology testing covers high volume, highly automated, lower complexity tests on easily procured specimens such as blood and urine. Clinical lab tests often involve testing of a less urgent nature, for example, cholesterol testing and testing associated with routine physical exams.

Anatomic Pathology testing involves evaluation of tissue, as in surgical pathology, or cells as in cytopathology. The most widely performed Anatomic Pathology procedures include the preparation and interpretation of pap smears, skin biopsies, and tissue biopsies.

Genetic and molecular testing typically involves analyzing chromosomes, genes, proteins and/or DNA/RNA sequences for abnormalities. Genetic and molecular testing requires highly specialized equipment and credentialed individuals (typically M.D. or Ph.D. level) to certify results and typically yields the highest reimbursement levels of the three market segments.

NeoGenomics operates primarily in the Genetic and Molecular testing market. We also act as a reference laboratory supplying anatomic pathology testing. NeoGenomics typically does not compete in the Clinical pathology testing market.

The field of cancer genetics is evolving rapidly and new tests are being developed at an accelerated pace. Based on medical and scientific discoveries over the last decade, cancer testing falls into one of three categories: diagnostic testing, prognostic testing and predictive testing. Of the three, the fastest growing area is predictive testing, which is utilized by clinicians to predict a patient’s response to the various treatment options in order to deliver “personalized or precision medicine” that is optimized to that patient’s particular circumstances. Personalized or precision medicine allows clinicians to know if a patient will or will not respond to certain medications like Herceptin. This saves the healthcare system money by ensuring that expensive cancer drugs are only given to those who will benefit from them. This type of testing improves patient care and potentially saves lives by identifying optimized therapies much more rapidly than what was possible in previous years.

We estimate that the United States market for genetic and molecular testing is divided among approximately 400 laboratories. Approximately two thirds of these laboratories are attached to academic institutions and primarily provide clinical services to their affiliated university hospitals and associated physicians. We believe that the remaining one third of the market is quite fragmented and that less than 20 laboratories market their services nationally. We estimate that the top 20 laboratories account for approximately 50% of market revenues for genetic and molecular testing.

We believe several key factors are influencing the rapid growth in the market for cancer testing: (i) every year more and more genes and genomic pathways are implicated in the development and/or clinical course of cancer; (ii) cancer is primarily a disease of the elderly - one in four senior citizens is likely to develop some form of cancer during the rest of their lifetime once they turn sixty, and now that the baby boomer generation has started to reach this age range, the incidence rates of cancer are rising; (iii) increasingly, new drugs are being targeted to certain cancer subtypes and pathways which require companion diagnostic testing; (iv) patient and payer awareness of the value of genetic and molecular testing; (v) decreases in the cost of performing genetic and molecular testing; (vi) increased coverage from third party payers and Medicare for such testing; and (vii) the health insurance coverage to uninsured Americans under the Patient Protection and Affordable Care Act as amended by the Health Care and Education Reconciliation Act, each enacted in March 2010. These factors have driven explosive growth in the market for this type of testing. We estimate a $10-12 billion total market opportunity for cancer testing in the United States, about $5-7 billion of which is derived from genetic and molecular testing with the remaining portion derived from more traditional anatomic pathology testing services that are complementary to and often ordered with the genetic and molecular testing services we offer.

2015 Focus Areas: Grow, Innovate, Diversify and Get Lean

Grow

We plan to continue growing organically by providing high complexity, cancer-related laboratory testing services to hospitals, community-based pathology practices, and clinicians throughout the United States. We currently perform analyses for hematopoietic cancers such as leukemia and lymphoma (blood and lymphoid tumors) and solid tumor cancers such as breast, lung, colon, and bladder cancer. For hematopoietic cancers, we typically analyze bone marrow aspirate and peripheral blood specimens. For solid tumor cancers, we typically analyze tissue samples or urine.

Our growth over the past several years has been due to several factors. Our highly trained sales team has been successful in competing against other larger national laboratories with one of the broadest test menus in our industry. Our sales team consists of many industry veterans who can talk to pathologists and oncologists about our complex testing and developments in the field of cancer testing. Our tech-only testing option allows local pathologists to compete against the large national laboratories and helps our clients view us as more of a partner who is working with them, rather than against them by taking away work. Our sales representatives often become trusted advisors to our clients who rely on them, and NeoGenomics, to keep up with the latest developments in the rapidly changing field of molecular genetics. We have also been successful in expanding to new geographies where we did not previously have sales representation and this has helped us bring our service offerings to new clients.

Our growth has also been aided by strong client retention. We believe our low client attrition is due to our strong service levels and culture of customer focus. We work to have engaged employees who want to achieve the highest customer satisfaction possible. Our TC-PC model results in clients viewing us as more of a partner than a vendor and this also helps in our retention of clients. By retaining our existing customer base and bringing in a steady stream of new customers we have been able to organically grow our business by over 200%, over the past four years.

We are keenly focused on innovation, and believe this has been a key factor in our growth. Over the past three years, we have developed over 90 new molecular oncology tests, and believe we now have one of the most comprehensive oncology test menus of any laboratory in the world. By launching new tests at a steady rate, our sales representatives are able to share cutting edge developments in molecular genetics with customers and prospective customers. We believe Clients are increasingly relying on us because we are an emerging leader in the molecular oncology field. We have had several academic centers begin to refer specimens for testing. These high profile reference customers often result in other accounts referring testing as well. New customers who begin using us because of our many new innovative test offerings often begin to refer large portions of their other testing, which has helped to sustain our growth.

We will also look to grow our business through mergers or acquisitions if the right opportunities become available. We are focused on strategic opportunities that would be complementary to our menu of services and would be accretive to our earnings and cash flow in the short to medium timeframe. On July 8, 2014 we acquired Path Labs, LLC, doing business as, Path Logic a leading provider of specialized anatomic pathology services to hospitals and physicians primarily in Northern California. Path Logic provides high-quality Anatomic Pathology services with significant expertise in the sub-specialties of renal pathology, dermatopathology, women’s health and gastrointestinal and genitourinary pathology. For 2013, Path Logic reported revenue of approximately $10 million and employed approximately 65 people. We recognized revenue of approximately $4.9 million for the period of ownership from July 8, 2014 through December 31, 2014 from this acquisition. We estimate that an additional $2.0 to 3.0 million of annual revenue opportunities can be realized in the coming years as our existing customers and Path Logic’s customers begin to utilize each other’s testing menus and capabilities.

We completed an equity offering of $34.3 million in August of 2014 to provide cash for future acquisition opportunities when they become available.

Innovate

We are committed to being an innovative leader in oncology testing. Our goal is to develop new assays to help physician clients better manage their patients and to enable them to practice evidence-based medicine tailored specifically for each of their patients. During the year ended December 31, 2014, we introduced an additional 48 new molecular and FISH based tests and cancer profiles. We also converted another 23 tests to Next Generation Sequencing (“NGS”). We also launched our multimodality solid tumor “Discovery Profile” which analyzes 315 genes for mutation using NGS and includes 9 FISH tests to analyze translocations, amplifications and deletions that might be missed by NGS. This Discovery Profile is designed to meet the needs of investigators and clinicians who are interested in testing large numbers of genes and numerous translocations and gene amplifications. It also meets the needs of pharmaceutical companies engaged in clinical trials. This multimodality testing is unique in the industry and provides the gold standard FISH testing for detecting therapy-related abnormalities, such as ALK translocations, and HER2 and MET amplifications, each of which is required to be confirmed by FISH prior to initiating expensive therapy.

We also recently launched two first-in-kind tests. The first predicts acquired resistance and susceptibility to Bruton Tyrosin Kinase (“BTK”) inhibitors. The second is a lymphoma profiling test to predict susceptibility to BTK inhibitors for treatment of lymphoma and Chronic Lymphocytic Leukemia. BTK inhibitors are a new non-cytotoxic targeted therapy and a number of Phase III studies are ongoing. In fact, these tests are a good example of the compelling value proposition of genetic testing. New targeted therapies can be very effective and quite expensive, and these tests help physicians choose the right therapy for the individual patient. They substantially improve cancer care and help avoid therapies that will not be effective. Our clients have been very receptive to our new molecular offerings and we believe that we have the most comprehensive clinical molecular test menu of any laboratory in the United States. We are also seeing increasing interest in our molecular menu from several pharmaceutical firms. We also introduced a number of NeoTYPETM profiles that combine multiple molecular tests into multi-gene tests targeting specific types of cancer to help pathologists and oncologists determine cancer subtypes on difficult cases. We use next generation sequencing and bi-directional sanger sequencing analysis which we believe is superior to many of the molecular tests being offered by our competitors because we are able to detect mutations that other methods would not detect.

We are also working to develop a proprietary NeoLABTM (Liquid Alternative to Biopsy) Prostate cancer test that is performed on blood plasma and urine rather than on prostate tissue biopsies. There are two goals for this test, a) to diagnose the presence of cancer in patients with BPH (Benign prostatic hyperplasia) and b) to distinguish high-grade from low-grade cancer in patients with prostate cancer. We completed a preliminary patient study in June 2013, and the results were published in March 2014 in the Genetic Testing and Molecular Biomarkers journal. In addition, in February 2014, we completed a follow up study with additional patient samples which confirmed the published preliminary data from the first trial. The results of this second study were presented at the Association of Clinical Oncologists (“ASCO”) meeting in 2014. We are currently conducting a pivotal validation study that is targeting 800-1,000 patients to further validate the efficacy of our NeoLABTM Prostate Test. The NeoLABTM test is available as a Laboratory Developed Test (“LDT”) to patients who want to participate in the ongoing validation on the condition that their treating physician must provide clinical utilization and follow-up data to us as part of the testing process. While further validation work needs to be completed, we continue to be encouraged about the potential for this new test. We are planning an unrestricted commercial launch of the NeoLABTM prostate test in the second half of 2015.

In addition, over the last year we believe we have vastly improved our immunohistochemistry offering, developed a new digital imaging platform and launched several new FISH tests. We expect these new tests to drive growth in the future. We also expect to continue to make investments in R&D that will allow us to commercialize a number of new and innovative genetic tests as scientific and medical technological advances are made.

Diversify

Our third focus area in 2015 is to further diversify our business. In November 2013, we announced an exclusive five-year alliance with Covance Central Laboratories (“Covance”) to provide comprehensive anatomic pathology, histology and specialty laboratory testing services for clinical trials. Covance is the largest contract research organization servicing the needs of the pharmaceutical industry. Through this alliance, Covance’s clients will gain access to fully integrated anatomic pathology and histology (“APH”) services, including immunohistochemistry (“IHC”), fluorescence in-situ hybridization (“FISH”) and molecular testing. As part of this five year agreement, Covance has agreed to utilize NeoGenomics as its exclusive provider of a) technical component FISH testing services for specimens processed in the U.S. and b) professional interpretations for global APH tests, subject to certain limited exceptions. We believe Covance specifically selected NeoGenomics as their long-term partner to provide seamless global testing services supporting oncology and companion diagnostics strategies for biopharmaceutical firms around the world. In addition to accessing the clinical trials market through our relationship with Covance, we also directly serve pharmaceutical companies. We believe our broad Molecular testing menu has led several pharmaceutical firms to contact us directly about projects. We currently have ongoing clinical trials with numerous international pharmaceutical firms and we expect clinical trials testing to be a major component of our diversification strategy in coming years.

Get Lean

We are also focused on becoming more efficient and reducing our cost per test. Our best practice teams work with our information technology teams to make improvements in efficiencies to our lab processes. We are using information systems and technology to move NeoGenomics further along the path of being a “fully digital lab”, that uses on-line ordering, bar coding, specimen tracking, and other tools to create a streamlined, seamless, and efficient lab. In 2014, we completed a major facility upgrade to our Fort Myers, Florida lab location, which has allowed us to increase our efficiencies and reduce our cost per test. These Lean initiatives are having a dramatic impact on our cost structure and have allowed us to absorb reductions in average revenue per test with minimal impact to gross margin. During the years ended December 31, 2014 and 2013, we reduced our average cost of goods sold per test in our “Base Business” (excluding Path Logic) by 4.7% and 12.2%, respectively, versus the comparable periods in 2013 and 2012.

Competitive Strengths

Turnaround Times

We strive to provide industry leading turnaround times for test results to our clients nationwide. By providing information to our clients in a rapid manner, physicians can begin treating their patients as soon as possible. We believe our average 4-5 day turnaround time for our cytogenetics testing services, our average 3-4 day turnaround time for FISH testing services, our 5-7 day turnaround time for molecular testing and our average 1 day turnaround time for flow cytometry and pathology testing services are industry-leading benchmarks for national laboratories. Our consistent timeliness of results is a competitive strength and a driver of additional testing requests by our referring physicians. Rapid turnaround times allow for the performance of other adjunctive tests within an acceptable diagnosis window in order to augment or confirm results and more fully inform treatment options. We believe that our fast turnaround times are a key differentiator versus other national laboratories, and our clients often cite them as a key factor in their relationship with us.

Medical Team

Our team of medical professionals and Ph.Ds. are specialists in the field of genetics, oncology and pathology. Our medical team is led by our Chief Medical Officer, Dr. Maher Albitar, a renowned hematopathologist with extensive experience in molecular and genetic testing. Prior to joining NeoGenomics, Dr. Albitar was Medical Director for Hematopathology and Oncology at the Quest Nichols Institute and Chief R&D Director for Hematopathology and Oncology for Quest Diagnostics. He also served as Section Chief for Leukemia at the University of Texas M. D. Anderson Cancer Center and Medical Director of the MD Anderson Molecular laboratory, one of the first labs of its kind in the United States. In addition to Dr. Albitar, we employ 15 other full-time M.D.s and Ph.Ds in addition to part-time consultants for specific specialties.

Extensive Tech-Only Service Offerings

We launched the first tech-only FISH testing services in the United States in 2006, and we currently have the most extensive menu of tech-only FISH services in the country. We also offer tech-only flow cytometry and immunohistochemistry testing services. These types of testing services allow the professional interpretation component of a test to be billed separately by our physician clients. Our FISH, Flow Cytometry and other tech-only service offerings allow properly trained and credentialed community-based pathologists to extend their own practices by performing professional interpretations services, which allows them to better service the needs of their local clientele without the need to invest in the lab equipment and personnel required to perform the technical component of genetic and molecular testing.

Our tech-only services are designed to give pathologists the option to choose, on a case by case basis, whether they want to order just the technical information and images relating to a specific test so they can perform the professional interpretation, or order “global” services and receive a comprehensive test report which includes a NeoGenomics Pathologist’s interpretation of the test results. Our clients appreciate the flexibility to access NeoGenomics’ medical staff for difficult or complex cases or when they are otherwise unavailable to perform professional interpretations. We believe this innovative approach to serving the needs of pathology clients results in longer term, more committed client relationships that are more akin to strategic partnerships. Our extensive tech-only service offerings have differentiated NeoGenomics and allowed us to compete more effectively against larger, more entrenched competitors in our niche of the industry.

Global Service Offerings

We also offer a full set of global services to meet the needs of those clients who are not credentialed and trained in interpreting genetic tests and who are looking for specialists to interpret the testing results for them. In our global service offerings, our lab performs the technical component of the tests and our M.D.s and Ph.Ds. provide the interpretation services. Our professional staff is also available for post-test consultative services. These clients rely on the expertise of our medical team to give them the answers they need in a timely manner to help inform their diagnoses and treatment decisions. Many of our tech-only clients also rely on our medical team for difficult or challenging cases by ordering our global testing services on a case-by-case basis or our medical team can serve as a backup to support our clients who need help to satisfy the continued and demanding requirements of their practice. Our reporting capabilities allow for all relevant case data from our global services to be captured in one summary report. When providing global services, NeoGenomics performs both the technical and professional component of the test, which results in a higher reimbursement level.

Client Education Programs

We believe we have one of the most extensive client education programs in the genetic and molecular testing industry. We train pathologists how to use and interpret genetic testing services so that they can better interpret technical data and render their diagnosis, which allows them to participate in our TC-PC program. Our educational programs include an extensive library of on-demand training modules, online courses, and custom tailored on-site training programs that are designed to prepare clients to utilize our tech-only services. We offer training and information on new cancer tests and the latest developments in the field of molecular genetic testing. Each year, we also regularly sponsor seminars and webinars on emerging topics of interest in our field. Our medical staff is involved in many aspects of our training programs.

Superior Testing Technologies And Instrumentation

We use some of the most advanced testing technologies and instrumentation in the laboratory industry. The use of next generation sequencing in our molecular testing allows us to detect multiple mutations which can be missed with single point mutation analysis. Many laboratories rely on more limited molecular tests which only detect single elements on a gene. Our automated FISH and Cytogenetics tools allow us to deliver the highest quality testing to our clients and our Flow Cytometry laboratory is one of only a few in the country using 10-color Flow Cytometry analysis technology on a technical-only basis. We are one of only a few laboratories with an electron microscopy (EM) department for diagnosis in complex renal case analysis.

Laboratory Information System (LIS)

We believe we have a state-of-the-art Laboratory Information System (“LIS”) that interconnects our locations and provides flexible reporting solutions to clients. This system allows us to standardize testing and deliver uniform test results and images throughout our network, regardless of the location that any specific portion of a test is performed within our network. This allows us to move specimens and image analysis work between locations to better balance our workload. Our LIS also allows us to offer highly specialized and customizable reporting solutions to our tech-only clients. For instance, our tech-only FISH and Flow Cytometry applications allow our community-based pathologist clients to tailor individual reports to their specifications and incorporate only the images they select and then issue and sign-out such reports using our system. Our customized reporting solution also allows our clients to incorporate test results performed on ancillary tests not performed at NeoGenomics into summary report templates. This FlexREPORTtm feature has been well-received by clients.

National Direct Sales Force

Our direct sales force has been trained extensively in cancer genetic testing and consultative selling skills to service the needs of clients. Our sales representatives (“Territory Business Managers”) are organized into three regions (Northeast, Central and West). These sales representatives all utilize our custom Customer Relationship Management System (“CRM”) to manage their territories, and we have integrated all of the important customer care functionality within our LIS into the CRM so that our Territory Business Managers can stay informed of emerging issues and opportunities within their regions. Our in-house customer care team is aligned with our field sales team to serve the needs of our clients by utilizing the same LIS and CRM. Our field teams can see in real-time when a client calls the laboratory, the reason for the call, the resolution, and if face-to-face interaction is needed for follow-up.

Geographic Locations

Many high complexity laboratories within the cancer testing niche have frequently operated a core facility on either the West Coast or the East Coast of the United States to service the needs of their customers around the country. We believe our clients and prospects desire to do business with a laboratory with national breadth and a local presence. We have six facilities, three large laboratory locations in Fort Myers, Florida, West Sacramento, California and Irvine, California and

three smaller laboratory locations in Fresno, California, Nashville, Tennessee and Tampa, Florida. Our objective is to “operate one lab with six locations” in order to deliver standardized, high quality, test results. We intend to continue to develop and open new laboratories and/or expand our current facilities as market situations dictate and business opportunities arise.

Scientific Pipeline

In the past few years our field has experienced a rapid increase in tests that are tied to specific “genomic pathways”. These predictive tests are typically individualized for a small sub-set of patients with a specific subtype of cancer. The therapeutic target in the genomic pathway is typically a small molecule found at the level of the cell surface, within the cytoplasm and/or within the nucleus. These genomic pathways, known as the “Hallmarks of Cancer”, contain a target-rich environment for small-molecule “anti-therapies”. These anti-therapies target specific mutations in the major cancer pathways such as the Proliferation Pathway, the Apoptotic Pathway, the Angiogenic Pathway, the Metastasis Pathway, and the Signaling Pathways and Anti-Signaling Pathways.

Sales and Marketing

We continue to grow our testing volumes and revenue due to our investment in sales and marketing.

Our revenue, requisition and test metrics for NeoGenomics, Inc. excluding Path Logic (“Base Business”) for the years ended December 31, 2014, 2013 and 2012 were as follows:

	FY 2014	FY 2013	FY 2012
Client Requisitions Received (Cases)	113,087	88,431	73,773
Number of Tests Performed	177,279	137,317	114,606
Average Number of Tests/Requisition	1.57	1.55	1.55

Total Testing Revenue	$82,194,000	$66,467,000	$59,867,000
Average Revenue/Requisition	$727	$752	$812
Average Revenue/Test	$464	$484	$522

The following table shows the requisitions and revenue for Path Logic for the corresponding periods in 2014:

Supplemental Information on Customer Requisitions Received

Path Logic (1)	For the period from July 8, 2014 through December 31, 2014
Requisitions Rec’d (cases)	38,989
Total Testing Revenue	$4,875,000
Avg Revenue/Requisition	$125

(1)	These Path Logic requisition counts and revenue are for the period from our acquisition on July 8, 2014 through December 31, 2014

Our 24% year-over-year revenue growth in our Base Business is a result of a broad based increase in the number of new clients. Our average revenue per test decrease of approximately 4% in our Base Business was primarily result of the National Correct Coding Initiative “NCCI” FISH testing edits issued in December 2013. Effective as of January 1, 2014, the NCCI created a contradiction with respect to long-established billing practices for FISH testing. The new FISH edits reduced the number of billable units that laboratories should bill for certain multi-probe FISH tests is less than the previously established guidance. We expect our average revenue per test in our Base Business to decline further in 2015 as a result of further Medicare rate reductions.

The American Medical Association changed the CPT coding structure for FISH and Immunohistochemistry testing for 2015. These two key testing areas have new CPT codes that may not be recognized by Commercial Insurances until they update their processing systems. This could result in delays in processing our claims and could increase our days-sales-outstanding (“DSO’s”). We also believe that most Commercial Insurance plans will follow Medicare’s reimbursement framework and will reduce reimbursement for these new CPT codes. While the impact cannot be specifically measured at this time, it will have the effect of lowering average reimbursement per test in 2015.

Our consolidated revenue was approximately $87.1 million for the twelve months ended December 31, 2014 as compared to approximately $66.5 million for the comparable period in 2013. Revenue increased by 31.0% for the twelve months ended December 31, 2014 when compared to the comparable period in 2013, because of the increase in clients described above and due to the acquisition of Path Logic resulting in $4.9 million of revenue or 7.3% of the increase in revenue. The revenue amount for Path Logic is for the period from our acquisition on July 8, 2014 through December 31, 2014.

Our approximate 11% year-over-year revenue growth during 2013 was a result of a broad based increase in the number of new clients and increases related to additional practices for one large client with approximately 50 locations. Testing volumes grew approximately 20% in 2013 while average revenue per test declined approximately 7% primarily as a result of the expiration of the TC Grandfather clause. As a result of this regulatory change, effective July 1, 2012, we were no longer able to bill Medicare directly for the technical component of certain hospital in-patient and out-patient laboratory tests and now must bill our hospital clients directly for such services, and are often reimbursed at a lower rate than what we were previously receiving from Medicare. As a result of this we have seen a shift to more client-direct billing.

Seasonality

The majority of our testing volume is dependent on patients being treated by hematology/oncology professionals and other healthcare providers. The volume of our testing services generally declines modestly during the summer vacation season, year-end holiday periods and other major holidays, particularly when those holidays fall during the middle of the week. In addition, the volume of our testing tends to decline due to adverse weather conditions, such as excessively hot or cold spells, heavy snow, hurricanes or tornados in certain regions, consequently reducing revenues and cash flows in any affected period. Therefore, comparison of the results of successive periods may not accurately reflect trends for future periods.

Competition

The genetic and molecular testing niche of the laboratory testing industry is highly competitive and, given the opportunities in this industry, we expect it to become even more competitive. There has been a high pace of consolidation in the industry in recent years and several new large players have entered the market. Competitive factors in genetic and molecular testing generally include the reputation of the laboratory, range of services offered, pricing, convenience of sample collection and pick-up, quality of analysis and reporting, medical staff, timeliness of delivery of completed reports (i.e. turnaround times) and post-reporting follow-up for clients.

Our competitors in the United States are numerous and include major national medical testing laboratories, hospital laboratories and in-house physician laboratories. Many of these competitors have greater financial resources and production capabilities. These companies may succeed in developing service offerings that are more effective than any that we have or may develop, and may also prove to be more successful than we are in marketing such services. In addition, technological advances or different approaches developed by one or more of our competitors may render our service offerings obsolete, less effective or uneconomical.

We intend to continue to gain market share by offering industry-leading turnaround times, a broad service menu, high-quality test reports, new tests including proprietary ones, enhanced post-test consultation services, and the personal attention from our direct sales force. In addition, we believe our flexible reporting solutions, which enable clients to report out customized results in a secure, real-time environment, will allow us to continue to gain market share.

Suppliers

The Company orders its laboratory and research supplies from large national laboratory supply companies such as Abbott Molecular, Fisher Scientific, Illumina, Life Technologies, Metasystems, Invitrogen, Cardinal Health, Ventana and Beckman Coulter. We do not believe any disruption from any one of these suppliers would have a material effect on our business.

Dependence on Major Clients and Geographies

We currently market our services to pathologists, oncologists, urologists, other clinicians, hospitals and other clinical laboratories. During 2014, we maintained our relationship with a large oncology practice with multiple office locations. The revenues from this customer represented as percentage of our total revenue is as follows:

	FY 2014	FY 2013	FY 2012
Largest customer as a % of Total Revenue	10.1%	15.8%	14.9%

All other clients were less than 5% of total revenue individually.

Our revenue derived from the state of Florida represented as percentage of our total revenue is as follows:

	FY 2014	FY 2013	FY 2012
State of Florida as a % of Total Revenue	25.8%	30.6%	33.6%

Payer Mix

The following table reflects our estimate of the breakdown of net revenue by type of payer for the fiscal years ended December 31, 2014, 2013, and 2012:

	2014	2013	2012
Medicare and other government	20%	25%	36%
Commercial Insurance	27%	25%	29%
Client Direct Billing	50%	43%	33%
Patient and year-end accrual	3%	7%	2%

Total	100%	100%	100%

The trend of decreasing “Medicare and other government” revenue shown above primarily relates to the expiration of the TC Grandfather clause on July 1, 2012. This resulted in the requirement that NeoGenomics bill clients (Hospitals) for the technical component of inpatient and outpatient testing.

Trademarks

The “NeoGenomics” name and logo has been trademarked with the United States Patent and Trademark Office. We have also trademarked or have applications pending for the brand names NeoFISH, NeoFLOW, NeoSITE, NeoArray, NeoTYPE, NeoSCORE, NeoLAB and NeoLINK. We have also trademarked the marketing slogans, “When time matters and results count” and “Time matters, results count”.

Insurance

We maintain professional liability insurance and numerous other insurance policies. We believe that our present insurance is sufficient to cover currently estimated exposures, but we cannot assure that we will not incur liabilities in excess of the policy coverage limits. In addition, although we believe that we will be able to continue to obtain adequate insurance coverage, we cannot assure that we will be able to do so at acceptable cost.

About Us

Our principal executive offices are located at 12701 Commonwealth Drive, Suite 5, Fort Myers, Florida 33913. Our telephone number is (239) 768-0600. Our website can be accessed at www.neogenomics.com.

THE OFFERING

This prospectus relates to the sale of up to 7,295,896 shares of our common stock, par value $0.001 per share by the selling stockholders as described below:

•	The investors set forth in the section herein entitled “Selling Stockholders” who intend to sell up to 856,316 shares of common stock from the exercise of warrants previously issued by the Company to such investors in August 2007 pursuant to a private equity transaction (the “2007 Private Placement”), all of which were exercised in August 2009, and certain other shares issued to such investors in September 2008 in connection with penalties incurred under the registration rights agreement executed in conjunction with the 2007 Private Placement. The investors received registration rights with respect to the warrant and penalty shares and therefore, such shares are being registered hereunder;

•	Certain members of the Company’s board of directors as set forth in the section herein entitled “Selling Stockholders” who intend to sell up to 213,244 shares of common stock acquired during 2012 by the exercise of warrants. Such warrants were issued by the Company to such directors on June 6, 2007. The shares are being registered hereunder;

•	Aspen Select Healthcare, LP (“Aspen”) intends to sell up to 2,007,991 shares of common stock previously issued and sold by the Company to Aspen on April 15, 2003 and up to 3,050,000 shares of common stock acquired by Aspen pursuant to a warrant exercise in January 2011. Such warrants were issued by the Company to Aspen in January and March 2006 in connection with various financings. Aspen received registration rights with respect to the private placement shares and the shares underlying the warrants and therefore, such shares are being registered hereunder;

•	Mary S. Dent and the Mary S. Dent Gifting Trust, intend to sell up to 333,312 and 600,000 shares of common stock, respectively, previously issued and sold by the Company to Dr. Michael Dent, our founder and member of the Board of Directors, as founder shares. Such shares were subsequently transferred to Mary Dent and Mary S. Dent Gifting Trust in February 2007. Dr. Dent received registration rights with respect to these shares and therefore, such shares are being registered hereunder;

•	Aspen Capital Advisors, LLC intends to sell up to 26,251 shares of common stock acquired as a result of the exercise of a warrant granted to it for consulting services related to our June 2007 private placement. Aspen Capital Advisors received registration rights with respect to the shares underlying this warrant and therefore, such shares are being registered hereunder;

•	Dr. Michael Dent and Steven Jones intend to sell up to 72,992 and 27,298 shares of common stock, respectively, which were acquired pursuant to the exercise of warrants in January 2011. Dr. Dent and Mr. Jones received registration rights with respect to the shares underlying these warrants and therefore, such shares are being registered hereunder;

•	Aspen Opportunity Fund intends to sell up to 83,333 shares of common stock acquired in February 2014 upon the exercise of a warrant granted to it as part of a lease facility in February 2009. Aspen Opportunity Fund received registration rights with respect to the shares underlying this warrant and therefore, such shares are being registered hereunder; and

•	George O’Leary intends to sell up to 10,571 shares of common stock acquired in a cashless net exercise of a warrant issued to Mr. O’Leary in March 2007 for consulting services performed for the benefit of NeoGenomics. The shares are being registered hereunder.

•	Hawk Associates, Inc. intends to sell up to 14,588 shares of common stock acquired pursuant to a warrant exercise in February 2011. The shares are being registered hereunder.

Please refer to “Selling Stockholders” beginning on page 29.

The Company is not selling any shares of common stock in this offering and therefore will not receive any proceeds from this offering. All costs associated with this registration will be borne by the Company.

The prices at which the selling stockholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. Our common stock is listed on the NASDAQ Capital Market (the “NASDAQ”) under the symbol “NEO”. On April 16, 2015, the last reported sale price of our common stock on the NASDAQ was $4.82 per share.

Common Stock Offered	7,295,896 shares by selling stockholders

Offering Price	Market price

Common Stock Currently Outstanding	60,350,750 shares as of April 16, 2015.

Use of Proceeds	We will not receive any proceeds of the shares offered by the selling stockholders. See “Use of Proceeds”.

Risk Factors	The securities offered hereby involve a high degree of risk. See “Risk Factors”.

NASDAQ Symbol	NEO

SUMMARY CONSOLIDATED FINANCIAL INFORMATION

The Summary Consolidated Financial Information set forth below was excerpted from the Company’s Annual Report on Form 10-K for the year ended December 31, 2014 as filed with the SEC.

Statement of Operations Data (in thousands except per share data)

	For the years ended December 31,
	2014	2013	2012
NET REVENUE	$87,069	$66,467	$59,867
COST OF REVENUE	46,355	34,730	33,031

GROSS MARGIN	40,714	31,737	26,836

OPERATING EXPENSES
General and administrative	23,808	17,397	15,843
Research and development	2,689	2,440	2,281
Sales and marketing	11,999	8,726	7,501

Total selling, general and administrative expenses	38,496	28,563	25,625
INCOME FROM OPERATIONS	2,218	3,174	1,211
OTHER INCOME (EXPENSE) – NET	(929)	(989)	(1,146)

NET INCOME BEFORE TAXES	1,289	2,185	65

INCOME TAXES	157	152	—

NET INCOME	$1,132	$2,033	$65

NET INCOME PER SHARE
— Basic	$0.02	$0.04	$0.00

— Diluted	$0.02	$0.04	$0.00

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING
— Basic	53,483	48,263	45,027

— Diluted	56,016	52,775	48,715

Balance Sheet Data (in thousands except share data)

	As of
	December 31, 2014	December 31, 2013
Assets:
Cash and cash equivalents	$33,689	$4,834
Accounts receivable (net of allowance for doubtful accounts of $4,180 and $4,540, respectively)	20,475	18,653
Inventories	2,616	2,301
Deferred income tax asset, net	821	588
Other current assets	1,141	1,115

Total current assets	58,742	27,491

Property and equipment (net of accumulated depreciation of $19,822 and $14,478, respectively)	15,082	9,694
Intangible assets (net of accumulated amortization of $700 and and $405, respectively	4,212	2,577
Goodwill	2,929	—
Other assets	141	154

Total Assets	$81,106	$39,916

Liabilities & Stockholders’ Equity:
Current Liabilities
Account payable	$6,294	$4,177
Accrued compensation	3,897	2,337
Accrued expenses and other liabilities	1,208	741
Short-term portion of equipment capital leases	3,224	2,786
Revolving credit line	—	4,282

Total current liabilities	14,623	14,323

Long-Term Liabilities
Long-term portion of equipment capital leases	5,257	3,294
Deferred income tax liability, net	821	588

Total long term liabilities	6,078	3,882

Total Liabilities	20,701	18,205

Commitments and contingencies

Stockholders’ Equity:
Common Stock, $0.001 par value, (100,000,000 shares authorized; 60,242,818 and 49,118,373 shares issued and outstanding at December 31, 2014 and 2013, respectively)	60	49
Additional paid-in capital	79,751	42,200
Accumulated deficit	(19,406)	(20,538)

Total stockholders’ equity	60,405	21,711

Total Liabilities and Stockholders’ Equity	$81,106	$39,916

RISK FACTORS

We are subject to various risks that may materially harm our business, financial condition and results of operations. An investor should carefully consider the risks and uncertainties described below and the other information in this filing before deciding to purchase our common stock. If any of these risks or uncertainties actually occurs, our business, financial condition or operating results could be materially harmed. In that case, the trading price of our common stock could decline or we may be forced to cease operations.

RISKS RELATED TO OUR BUSINESS

We May Not Be Able To Implement Our Business Strategies Which Could Impair Our Ability To Continue Operations

Implementation of our business strategies will depend in large part on our ability to (i) attract and maintain a significant number of clients; (ii) effectively provide acceptable products and services to our clients; (iii) develop and license new products and technologies; (iv) obtain adequate financing on favorable terms to fund our business strategies; (v) maintain appropriate internal procedures, policies, and systems; (vi) hire, train, and retain skilled employees and management; (vii) continue to operate despite increasing competition in the medical laboratory industry; (viii) be paid reasonable fees by government payer’s that will adequately cover our costs; (ix) establish, develop and maintain our name recognition; and (x) establish and maintain beneficial relationships with third-party insurance providers and other third-party payers. Our inability to obtain or maintain any or all these factors could impair our ability to implement our business strategies successfully, which could have material adverse effects on our results of operations and financial condition.

We May Be Unsuccessful In Managing Our Growth Which Could Prevent The Company From Operating Profitably

Our growth has placed, and is expected to continue to place, a significant strain on our managerial, operational and financial resources. To manage our potential growth, we must continue to implement and improve our operational, financial and billing systems and to expand, train and manage our employee base. We may not be able to effectively manage the expansion of our operations and our systems and our procedures or controls may not be adequate to support our operations. Our management may not be able to achieve the rapid execution necessary to fully exploit the market opportunity for our products and services. Any inability to manage growth could have a material adverse effect on our business, results of operations, potential profitability and financial condition. Part of our business strategy may be to acquire assets or other companies that will complement our existing business. At this time, we are unable to predict whether or when any material transaction will be completed should negotiations commence. If we proceed with any such transaction, we may not be able to effectively integrate the acquired operations with our own operations. We had $33.7 million of cash and cash equivalents as of December 31, 2014 to finance acquisitions but we may need to supplement this cash with debt financings or issuances of equity securities and such financing may not be available on acceptable terms or at all.

We May Experience Discontinuation Or Recalls Of Existing Testing Products Or Failures To Develop, Or Acquire, Licenses For New Or Improved Testing Technologies Which Could Materially and Adversely Affect Our Revenues

From time to time, manufacturers discontinue or recall reagents, test kits or instruments used by the Company to perform laboratory testing. Such discontinuations or recalls could adversely affect the Company’s costs, testing volume and revenue.

Our industry is subject to changing technology and new product introductions. The Company’s success will depend, in part, on its ability to develop, acquire or license new and improved technologies on favorable terms and to obtain appropriate coverage and reimbursement for these technologies. The Company may not be able to negotiate acceptable licensing arrangements and it cannot be certain that such arrangements will yield commercially successful diagnostic tests. If the Company is unable to license these testing methods at competitive rates, its research and development costs may increase as a result. In addition, if the Company is unable to license new or improved technologies to expand its testing operations, its testing methods may become outdated when compared with the Company’s competition and testing volume and revenue may be materially and adversely affected.

We May Incur Greater Costs Than Anticipated, Which Could Result In Sustained Losses

We use reasonable efforts to assess and predict the expenses necessary to pursue our business strategies. However, implementing our business strategies may require more employees, capital equipment, supplies or other expenditure items than management has predicted. Similarly, the cost of compensating additional management, employees and consultants or other operating costs may be more than we estimate, which could result in ongoing and sustained losses.

We May Face Fluctuations In Our Results Of Operations And We Are Subject To Seasonality In Our Business Which Could Negatively Affect Our Business Operations

Management expects that our results of operations may fluctuate significantly in the future as a result of a variety of factors, including, but not limited to: (i) the continued rate of growth, usage and acceptance of our products and services; (ii) demand for our products and services; (iii) the introduction and acceptance of new or enhanced products or services by us or by competitors; (iv) our ability to anticipate and effectively adapt to developing markets and to rapidly changing technologies; (v) our ability to attract, retain and motivate qualified personnel; (vi) the initiation, renewal or expiration of significant contracts with our major clients; (vii) pricing changes by us, our suppliers or our competitors; (viii) seasonality; and (ix) general economic conditions and other factors. Accordingly, future sales and operating results are difficult to forecast. Our expenses are based in part on our expectations as to future revenues and to a significant extent are relatively fixed, at least in the short-term. We may not be able to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Accordingly, any significant shortfall in relation to our expectations would likely have an immediate adverse impact on our business, results of operations and financial condition. In addition, we may determine from time to time to make certain pricing or marketing decisions or acquisitions that could have a short-term material adverse affect on our business, results of operations and financial condition and may not result in the long-term benefits intended. Furthermore, in Florida, currently our largest referral market for lab testing services, a meaningful percentage of the population, returns to homes in the Northern U.S. to avoid the hot summer months. This combined with the usual summer vacation schedules of our clients usually results in seasonality in our business. Because of all of the foregoing factors, our operating results in future periods could be less than the expectations of investors.

We Depend Substantially Upon Third Parties For Payment Of Services, Which Could Have A Material Adverse Affect On Our Cash Flows And Results Of Operations

The Company’s business consists of a clinical laboratory that provides medical testing services for doctors, hospitals, and other laboratories on patient specimens that are sent to the Company’s laboratory. In the case of some specimen referrals that are received for patients that are not in-patients or out-patients at a hospital or institution or otherwise sent by another reference laboratory, the Company typically bills the patient’s insurance company or a government program for its services. As such it relies on the cooperation of numerous third-party payers, including but not limited to Medicare, Medicaid, and various insurance companies, to get paid for performing services on behalf of the Company’s clients and their patients. The amount of such third-party payments is governed by contractual relationships in cases where the Company is a participating provider for a specified insurance company or by established government reimbursement rates in cases where the Company is an approved provider for a government program such as Medicare or Medicaid. However, the Company does not have contractual relationships with some of the insurance companies with whom it deals, nor is it necessarily able to become an approved provider for all government programs. In such cases, the Company is deemed to be a non-participating provider and there is no contractual assurance that the Company will be able to collect the amounts billed to such insurance companies or government programs. Currently, the Company is not a participating provider with some of the insurance companies it bills for its services. Until such time as the Company becomes a participating provider with such insurance companies, there can be no contractual assurance that the Company will be paid for the services it bills to such insurance companies or patients, and such third-parties may change their reimbursement policies for non-participating providers in a manner that may have a material adverse effect on the Company’s cash flow or results of operations. When new CPT codes are introduced by the American Medical Association it often takes time for Commercial Insurances to recognize the new codes, which can significantly impact the timing of payments, if any, and can increase our days-sales-outstanding (DSO’s). Insurance companies may also try to steer business away from us towards in-network providers by sending letters to physicians and even imposing financial penalties, if they continue to send us business.

Our Business Is Subject To Rapid Scientific Change, Which Could Have A Material Adverse Effect On Our Business, Results Of Operations And Financial Condition

The market for genetic and molecular testing services is characterized by rapid scientific developments, evolving industry standards and customer demands, and frequent new product introductions and enhancements. For example, new tests developed by our competitors may prove superior and replace our existing tests. Our future success will depend in significant part on our ability to continually improve our offerings in response to both evolving demands of the marketplace and competitive service offerings, and we may be unsuccessful in doing so which could have a material adverse effect on our business, results of operations and financial condition.

The Market For Our Services Is Highly Competitive, Which Could Have A Material Adverse Affect On Our Business, Results Of Operations And Financial Condition

The market for genetic and molecular testing services is highly competitive and we expect competition to continue to increase. We compete with other commercial clinical laboratories in addition to the in-house laboratories of many major hospitals and physician practices. Many of our existing competitors have significantly greater financial, human, technical and marketing resources than we do. Some physician groups and hospitals have made the decision to internalize testing rather than using an outsourced laboratory such as NeoGenomics and therefore control the referral of their own specimens. Our competitors may develop products and services that are superior to ours or that achieve greater market acceptance than our offerings. We may not be able to compete successfully against current and future sources of competition and in such cases, this may have a material adverse effect on our business, results of operations and financial condition.

Increased Competition, Including Price Competition, Could Have A Material Adverse Impact On Our Net Revenues And Profitability

Our industry is characterized by intense competition. Our major competitors including Quest Diagnostics and Laboratory Corporation of America are large national laboratories that possess greater name recognition, larger customer bases, significantly greater financial resources and employ substantially more personnel than we do. Many of our competitors have long established relationships with their customers and third-party payers. We cannot assure you that we will be able to compete successfully with such entities in the future.

The laboratory business is intensely competitive both in terms of price and service. Pricing of laboratory testing services is often one of the most significant factors used by health care providers and third-party payers in selecting a laboratory. As a result of the laboratory industry undergoing significant consolidation, larger laboratory providers are able to increase cost efficiencies afforded by large-scale automated testing. This consolidation results in greater price competition. We may be unable to increase cost efficiencies sufficiently, if at all, and as a result, our net earnings and cash flows could be negatively impacted by such price competition. Additionally, we may also face changes in fee schedules, competitive bidding for laboratory services or other actions or pressures reducing payment schedules as a result of increased or additional competition.

Additional competition, including price competition, could have a material adverse impact on our net revenues and profitability.

We Face The Risk Of Capacity Constraints, Which Could Have A Material Adverse Affect On Our Business, Results Of Operations And Financial Condition

We compete in the market place primarily on three factors: i) the quality and accuracy of our test results; ii) the speed or turn-around times of our testing services; and iii) our ability to provide after-test support to those physicians requesting consultation. Any unforeseen increase in the volume of clients could strain the capacity of our personnel and systems, leading to unacceptable turn-around times, or customer service failures. In addition, as the number of our clients and specimens increases, our products, services, and infrastructure may not be able to scale accordingly. We may also not be able to hire additional licensed medical technologists that we need to handle increased volumes. Any failure to handle higher volume of requests for our products and services could lead to the loss of established clients and have a material adverse effect on our business, results of operations and financial condition. If we produce inaccurate test results, our clients may choose not to use us in the future. This could severely harm our business, results of operations and financial condition. In addition, based on the importance of the subject matter of our tests, inaccurate results could result in improper treatment of patients, and potential liability for us.

We May Fail To Protect Our Facilities, Which Could Have A Material Adverse Affect On Our Business, Results Of Operations And Financial Condition

The Company’s operations are dependent in part upon its ability to protect its laboratory operations against physical damage from explosions, fire, floods, hurricanes, earthquakes, power loss, telecommunications failures, break-ins and similar events. The Company does not presently have an emergency back-up generator in place at its Tampa, Florida, Nashville, Tennessee, Fresno, West Sacramento, or Irvine, California laboratory locations that would otherwise mitigate to some extent the effects of a prolonged power outage. The occurrence of any of these events could result in interruptions, delays or cessations in service to clients, which could have a material adverse effect on our business, results of operations and financial condition.

The Steps Taken By The Company To Protect Its Proprietary Rights May Not Be Adequate, Which Could Result In Infringement Or Misappropriation By Third-Parties

We regard our copyrights, trademarks, trade secrets and similar intellectual property as critical to our success, and we rely upon trademark and copyright law, trade secret protection and confidentiality and/or license agreements with our employees, clients, partners and others to protect our proprietary rights. The steps taken by us to protect our proprietary rights may not be adequate or third parties may infringe or misappropriate our copyrights, trademarks, trade secrets and similar proprietary rights. In addition, other parties may assert infringement claims against us.

We Are Dependent On Key Personnel And Need To Hire Additional Qualified Personnel In Order For Our Business To Succeed

Our performance is substantially dependent on the performance of our senior management and key technical personnel. In particular, our success depends substantially on the continued efforts of our senior management team, which currently is composed of a small number of individuals. The loss of the services of any of our executive officers, our medical staff, our laboratory directors or other key employees could have a material adverse effect on our business, results of operations and our financial condition. Our future success also depends on our continuing ability to attract and retain highly qualified managerial and technical personnel as we grow. Competition for such personnel is intense and we may not be able to retain our key managerial and technical employees or may not be able to attract and retain additional highly qualified managerial and technical personnel in the future. The inability to attract and retain the necessary managerial and technical personnel could have a material adverse effect upon our business, results of operations and financial condition.

The Failure To Obtain Necessary Additional Capital To Finance Growth And Capital Requirements, Could Adversely Affect Our Business, Financial Condition And Results Of Operations

We may seek to exploit business opportunities that require more capital than we have currently available. We may not be able to raise such capital on favorable terms or at all. If we are unable to obtain such additional capital, we may be required to reduce the scope of our anticipated expansion, which could adversely affect our business, financial condition and results of operations.

As of December 31, 2014, we had cash and cash equivalents of approximately $33.7 million.

We may still need additional capital to fully implement our business, operating and development plans. Should the financing we require to sustain our working capital needs be unavailable or prohibitively expensive when we require it, there could be a material adverse effect on our long-term business, rate of growth, operating results, financial condition and prospects.

Proposed Government Regulation Of Laboratory Developed Tests (“LDTs”) May Result In Delays To Launching Certain Laboratory Tests and Increase Our Costs To Implement New Tests

We frequently develop testing procedures to provide diagnostic results to clients that cannot currently be provided using test kits approved or cleared by the U.S. Food and Drug Administration, or FDA. The FDA has been considering changes to the way that it regulates these Laboratory Developed Tests, or LDTs. Currently all LDTs are conducted and offered in accordance with the Clinical Laboratory Improvements Amendments, or CLIA, and individual state licensing procedures. The FDA has published a draft guidance document that would require FDA clearance or approval of a subset of LDTs, as well as a modified approach for some lower risk LDTs that may require FDA oversight short of the full premarket approval or clearance process. FDA is taking the position that it can implement these new LDT regulatory requirements without promulgating formal regulations. As a result, there is a risk that the FDA’s proposed regulatory process could delay the offering of certain tests and result in additional validation costs and fees. There is also an associated risk for us that some tests currently offered might become subject to FDA premarket approval or clearance. This FDA approval or clearance process would be time-consuming and costly, with no guarantee of ultimate approval or clearance.

On July 31, 2014 the FDA issued a notification to Congress of the “Anticipated Details of the Draft Guidance for Industry, Food and Drug Administration Staff, and Clinical Laboratories: Framework for Regulatory Oversight of Laboratory Developed Tests (LDTs).” As described in this notification, the FDA planned to provide draft guidance to clinical laboratories that develop their own LDTs regarding how FDA intends to regulate such laboratories under the Federal Food,

Drug, and Cosmetic Act. On October 3, 2014 the FDA issued the draft guidance to clinical laboratories. The regulatory framework will use a risk-based approach to enforce the FDA’s premarket review requirements, and for high-risk tests, the framework may require laboratories to use FDA-approved tests, if available, rather than LDTs. If implemented, the framework may also require us to obtain premarket clearance or approval for certain of our LDTs. Implementation of this framework would include a lengthy phase-in period ranging from two to nine years depending on the risk assessment rating of each particular test. The FDA has provided an opportunity for public comment through February 2015 before the guidance is finalized. Through the American Clinical Laboratory Association (“ACLA”) the industry has announced its intention to oppose the guidance proposed by the FDA and has engaged the services of Professor Lawrence Tribe and former Solicitor General Paul Clemente to represent the interests of the industry in this matter. We anticipate the FDA will receive numerous comments on this issue, and the regulatory framework ultimately implemented by the FDA may differ substantially from the framework described in the draft guidance. This FDA regulation may result in increased regulatory burdens for us to continue to offer our tests or to develop and introduce new tests and may increase our costs.

The FDA’s current proposal could require a significant volume of applications with the FDA which would be burdensome and the FDA could take a long time to review them if every lab in the country files a large volume of registrations and applications for each of their LDT’s.

If We Were Required To Conduct Additional Clinical Trials Prior To Continuing To Sell Our Current Tests Or Launching Any Other Tests We May Develop, Those Trials Could Result In Delays Or Failure To Obtain Necessary Regulatory Approvals, Which Could Harm Our Business.

In the event that, in the future, the FDA begins to regulate our tests, it may require additional pre- market clinical testing prior to submitting a regulatory notification or application for commercial sales. Such pre-market clinical testing could delay the commencement or completion of clinical testing, significantly increase our test development costs, delay commercialization of any future tests, and interrupt sales of our current tests. Many of the factors that may cause or lead to a delay in the commencement or completion of clinical trials may also ultimately lead to delay or denial of regulatory clearance or approval. The commencement of clinical trials may be delayed due to insufficient patient enrollment, which is a function of many factors, including the size of the patient population, the nature of the protocol, the proximity of patients to clinical sites and the eligibility criteria for the clinical trial.

We may find it necessary to engage contract research organizations to perform data collection and analysis and other aspects of our clinical trials, which might increase the cost and complexity of our trials. We may also depend on clinical investigators, medical institutions and contract research organizations to perform the trials. If these parties do not successfully carry out their contractual duties or obligations or meet expected deadlines, or if the quality, completeness or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols or for other reasons, our clinical trials may have to be extended, delayed or terminated. Many of these factors would be beyond our control. We may not be able to enter into replacement arrangements without undue delays or considerable expenditures. If there are delays in testing or approvals as a result of the failure to perform by third parties, our research and development costs would increase, and we may not be able to obtain regulatory clearance or approval for our tests. In addition, we may not be able to establish or maintain relationships with these parties on favorable terms, if at all. Each of these outcomes would harm our ability to market our tests, or to achieve sustained profitability.

Failure In Our Information Technology Systems Could Significantly Increase Testing Turn-around Time Or Billing Processes And Otherwise Disrupt Our Operations

Our laboratory operations depend, in part, on the continued performance of our information technology systems. Our information technology systems are potentially vulnerable to physical or electronic break-ins, computer viruses and similar disruptions. In addition, we are in the process of integrating the information technology systems of our recently acquired subsidiaries, and we may experience system failures or interruptions as a result of this process. Sustained system failures or interruption of our systems in one or more of our laboratory operations could disrupt our ability to process laboratory requisitions, perform testing, provide test results in a timely manner and/or bill the appropriate party. Breaches with respect to protected health information could result in violations of the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), the Health Information Technology for Economic and Clinical Health Act (“HITECH Act”) and analogous state laws, and risk the imposition of significant fines and penalties. Failure of our information technology systems could adversely affect our business, profitability and financial condition.

Healthcare Reform Programs May Impact Our Business And The Pricing We Receive For Our Services

In March of 2010, health care reform legislation known as the “Patient Protection and Affordable Care Act” was passed into law (the “ACA”). The ACA makes changes that are expected to significantly impact the pharmaceutical and medical device industries and clinical laboratories. For example, beginning in 2013 each medical device manufacturer must pay sales tax in an amount equal to 2.3% of the price for which such manufacturer sells its medical devices that are listed with the Food and Drug Administration (“FDA”). Although the FDA has issued draft guidance that, if finalized, would regulate certain clinical laboratory tests that are developed and validated by a laboratory for its own use, or laboratory developed tests (“LDT’s”), as medical devices, none of our LDT’s such as our prostate cancer test are currently listed with the FDA. We cannot assure you that the tax will not apply to services such as ours in the future. The ACA contains several provisions that seek to limit Medicare spending in the future. One key provision is the establishment of “Accountable Care Organizations” (“ACO”) under which hospitals and physicians will be able to share savings that result from cost control efforts. We cannot predict what the final business models will be, nor can we predict with certainty the future impact on our business. There is the possibility that these organizations will seek to lower reimbursement for the services we provide and some may potentially restrict access to our services. NeoGenomics may not be able to gain access into certain ACOs. These changes could have an adverse and material impact on our operations. In furtherance of health care reform and the reduction in health care expenditures, the ACA contains numerous provisions to be implemented through 2018. There can be no assurance at this time that the implementation of these provisions will not have a material adverse effect on the business of the Company.

Failure To Comply With Environmental, Health and Safety Laws and Regulations, Including The Federal Occupational Safety and Health Administration Act, And The Needlestick Safety and Prevention Act Could Result In Fines and Penalties and Loss of Licensure, And Have a Material Adverse Effect Upon Our Business

We are subject to licensing and regulation under federal, state and local laws and regulations relating to the protection of the environment and human health and safety, including laws and regulations relating to the handling, transportation and disposal of medical specimens, infectious and hazardous waste and radioactive materials, as well as regulations relating to the safety and health of laboratory employees. The federal Occupational Safety and Health Administration has established extensive requirements relating to workplace safety for health care employers, including clinical laboratories, whose workers may be exposed to blood-borne pathogens such as HIV and the hepatitis B virus. These requirements, among other things, require work practice controls, protective clothing and equipment, training, medical follow-up, vaccinations and other measures designed to minimize exposure to, and transmission of, blood-borne pathogens. In addition, the Needlestick Safety and Prevention Act requires, among other things, that we include in our safety programs the evaluation and use of engineering controls such as safety needles if found to be effective at reducing the risk of needlestick injuries in the workplace.

Failure to comply with such federal, state and local laws and regulations could subject us to denial of the right to conduct business, fines, criminal penalties and/or other enforcement actions, any of which could have a material adverse effect on our business. In addition, compliance with future legislation could impose additional requirements for us, which may be costly.

Steps Taken By Government Payers, Such As Medicare And Medicaid To Control The Utilization and Reimbursement Of Healthcare Services, Including Esoteric Testing May Diminish Our Net Revenue

We face efforts by government payers to reduce utilization as well as reimbursement for laboratory testing services. Changes in governmental reimbursement may result from statutory and regulatory changes, retroactive rate adjustments, administrative rulings and other policy changes.

From time to time, legislative freezes and updates affect some of our tests that are reimbursed by the Medicare program under the Medicare Physician Fee Schedule (“MPFS”) or Clinical Laboratory Fee Schedule (“CLFS”). The MPFS, which is updated on an annual basis using a prescribed statutory formula, is subject to significant reductions in reimbursement unless Congress intervenes. In the past, when the application of the statutory formula resulted in lower payments, Congress has passed interim legislation to prevent the reductions. The most recent legislative intervention passed was Protecting Access to Medicare Act of 2014, or PAMA, which provided for a 0.5% update to the 2013 MPFS conversion factor through 2014 and a 0% update from January 1 until April 1, 2015. If Congress fails to intervene to prevent the negative update factor in future years, the resulting decrease in payment may adversely affect our revenue, business, operating results, financial condition and prospects.

In addition, recent laws make changes to Medicare reimbursement for our tests that are reimbursed under the CLFS, many of which have already gone into effect. The ACA includes a reduction in the annual update factor used to adjust payments under the CLFS for inflation. This update factor reflects the consumer price index for all urban consumers, or CPI-U, and the ACA reduces the CPI-U by 1.75% for the years 2011 through 2015. The ACA also imposes a multifactor productivity adjustment in addition to the CPI-U, which may further reduce payment rates. Further, in February 2012, the Middle Class Tax Relief and Job Creation Act of 2012 were passed, which, among other things, reduced the update to the CLFS by an additional 2% for CY 2013, and rebased payments at the reduced rate for subsequent years. Overall, when adding this 2% reduction to the ACA’s adjustments, the payment rates under the CLFS declined by 2.95% and 0.75% for 2013 and 2014, respectively. This reduction does not include the additional sequestration adjustment.

Most recently, on April 1, 2014, the Protecting Access to Medicare Act of 2014, or PAMA, was signed to law, which, among other things, is expected to significantly alter the current payment methodology under the CLFS. Under the new law, reporting could begin as early as January 1, 2016 and every three years thereafter (or annually in the case of advanced diagnostic lab tests), clinical laboratories must report laboratory test payment data for each Medicare-covered clinical diagnostic lab test that it furnishes during a time period to be defined by future regulations. The reported data must include the payment rate (reflecting all discounts, rebates, coupons and other price concessions) and the volume of each test that was paid by each private payer (including health insurance issuers, group health plans, Medicare Advantage plans and Medicaid managed care organizations). Beginning in 2017, the Medicare payment rate for each clinical diagnostic lab test will be equal to the weighted median amount for the test from the most recent data collection period. The payment rate will apply to laboratory tests furnished by a hospital laboratory if the test is separately paid under the hospital outpatient prospective payment system. The payment will also apply to physician office laboratories for which a majority of revenue comes from the CLFS. Also for the years 2017 through 2019, the amount of reduction in the Medicare rate (if any) shall not exceed 10 percent from the prior year’s rate and for the years 2020 through 2022, any reduction shall not exceed 15 percent from the prior year’s rate. It is too early to predict the impact on reimbursement for our tests reimbursed under the CLFS.

Also under PAMA, the Centers for Medicare & Medicaid Services, or CMS, is required to adopt temporary billing codes to identify new tests and new advanced diagnostic laboratory tests that have been cleared or approved by the FDA. For an existing test that is cleared or approved by the FDA and for which Medicare payment is made as of April 1, 2014, CMS is required to assign a unique billing code if one has not already been assigned by the agency. In addition to assigning the code, CMS must publicly report payment for the tests no later than January 1, 2016. We cannot determine at this time the full impact of the new law on our business, financial condition and results of operations.

CMS also adopts regulations and policies, from time to time, revising, limiting or excluding coverage or reimbursement for certain of the tests that we perform. Likewise, many state governments are under budget pressures and are also considering reductions to their Medicaid fees. Further, Medicare, Medicaid and other third party payers audit for overutilization of billed services. Even though all tests performed by us are ordered by our clients, who are responsible for establishing the medical necessity for the tests ordered, we may be subject to recoupment of payments, as the recipient of the payments for such tests, in the event that a third party payer such as CMS determines that the tests failed to meet all applicable criteria for payment. When third party payers like CMS revise their coverage regulations or policies, our costs generally increase due to the complexity of complying with additional administrative requirements. Furthermore, Medicaid reimbursement and regulations vary by state. Accordingly, we are subject to varying administrative and billing regulations, which also increase the complexity of servicing such programs and our administrative costs. Finally, state budget pressures have encouraged states to consider several courses that may impact our business, such as delaying payments, restricting coverage eligibility, service coverage restrictions and imposing taxes on our services.

In certain jurisdictions including Florida and California, Palmetto GBA, a Medicare administrative contractor, administers the Molecular Diagnostic Services Program, or MolDX, and establishes coverage and reimbursement for certain molecular diagnostic tests, including many of our tests. To obtain Medicare coverage for a molecular diagnostic test (FDA approved or LDT), laboratories must apply for and obtain a unique test identifier or what is known as a “Z” code. For newly developed tests or for established tests that have not been validated for clinical and analytical validity and clinical utility, laboratories must submit a detailed dossier of clinical data to substantiate that the test meets Medicare’s requirements for coverage. We have received favorable coverage for many of our molecular tests, however we have also received non-coverage determination for many newer tests. The field of molecular diagnostics is evolving very rapidly, and clinical studies on many new tests are still underway. We cannot be assured that some of our molecular tests will ever be covered services by Medicare, nor can we determine when the medical literature will meet the standard for coverage that Palmetto GBA has set.

In recent years, Medicare has encouraged beneficiaries to participate in managed care programs, known as “Medicare Advantage” programs, and has encouraged beneficiaries from the traditional fee-for- service Medicare program to switch to Medicare Advantage programs. This has resulted in rapid growth of health insurance and managed care plans offering Medicare Advantage programs and growth in Medicare beneficiary enrollment in these programs. Also in recent years, many states have increasingly mandated that Medicaid beneficiaries enroll in managed care arrangements. If these efforts continue to be successful, we may experience a further shift of traditional Medicare and Medicaid fee-for-service beneficiaries to managed care programs. As a result, we would be required to contract with those private managed care programs in order to be reimbursed for services provided to their Medicare and Medicaid members. There can be no assurance that we will be successful in entering into agreements with these managed care programs at rates of payment similar to those we realize from our non-managed care lines of business.

CMS has, as part of its regulatory structure, developed the National Correct Coding Initiative, or NCCI to promote national correct coding methodologies and to control improper coding leading to inappropriate payment in Medicare Part B claims. In December of 2013 the NCCI Coding Policy Manual changed how we bill both FISH and immunohistochemistry testing. The language relates to what NCCI considers “bundled” services, and will impact the quantity of certain tests that are billed. NCCI limits the number of units we may bill for certain test codes which lowers the overall reimbursement we receive for that test. Effective on January 1, 2015 the AMA adopted all of the NCCI definitions for FISH which will adversely impact our reimbursement from commercial insurance plans.

On November 13, 2014 CMS published its “final rule” on the 2015 MPFS. This final rule, known as CMS-1612-FC established lower relative value units (RVU’s) for FISH testing. This lower valuation led to a 16-20% reduction in multiplex FISH reimbursement in 2015 after taking into account the NCCI changes from 2014. Reimbursement for less frequent single-probe FISH testing was reduced by 45-50%. NeoGenomics, the American Clinical Laboratory Association (ACLA) and several members of Congress including Florida, Representative Gus Bilirakis have sent letters to CMS expressing the view that FISH reimbursement was incorrectly set. NeoGenomics had a meeting with CMS in Baltimore, on January 7, 2015 where a presentation was made on FISH testing and all the various inputs required to perform a FISH test. Specifically, CMS used a quantity of 1.0 on the supplies input, not considering that FISH requires a positive and negative control, as well as a certain repeat rate on what is very complex testing. The previous supply input value was 1.5 and the Relative Value Update Committee (Medicare’s RUC) recommended 2.4 supplies per test. CMS did say that they did not follow the RUC recommendations for FISH testing and reimbursement. CMS noted that a correction to the supplies input factor would be considered in the future. CMS said that all of the comments they have received on FISH would be considered in their next proposed rule, which would be issued in July of 2015, to be effective January 1, 2016. There is no certainty that CMS will make any changes to the RVU’s or the reimbursement for FISH testing in the future. There is a risk that other commercial payers will follow Medicare’s lead and reduce reimbursement on these tests and that would further reduce our revenue.

We expect the initiatives described above to continue and, if they do, to reduce reimbursements for clinical laboratory services, to impose more stringent cost controls on clinical laboratory services and to reduce utilization of clinical laboratory services. These efforts, including changes in law or regulations that may occur in the future, may each individually or collectively have a material adverse impact on our business, operating results, financial condition and prospects.

Our Net Revenue Will Be Diminished If Payers Do Not Adequately Cover Or Reimburse Our Services

There has been and will continue to be significant efforts by both federal and state agencies to reduce costs in government healthcare programs and otherwise implement government control of healthcare costs. In addition, increasing emphasis on managed care in the U.S. may continue to put pressure on the pricing of healthcare services. Uncertainty exists as to the coverage and reimbursement status of new applications or services. Third party payers, including governmental payers such as Medicare and private payers, are scrutinizing new medical products and services and may not cover or may limit coverage and the level of reimbursement for our services. Third party insurance coverage may not be available to patients for any of our existing tests or for tests we discover and develop. In addition, a substantial portion of the testing for which we bill our hospital and laboratory clients is ultimately paid by third party payers. Any pricing pressure exerted by these third party payers on our clients may, in turn, be exerted by our clients on us. If government and other third party payers do not provide adequate coverage and reimbursement for our tests, our operating results, cash flows or financial condition may decline.

Our Business Could Be Adversely Impacted By The Adoption Of The ICD-10-CM Code Set

CMS has adopted a new coding set for diagnoses, commonly known as ICD-10-CM, which significantly expands the current coding set. ICD-10-CM is currently required to be used on all claims with dates of service on or after October 1, 2015. We may be required to incur significant expense in implementing ICD-10-CM, and, if we do not adequately implement it, our business could be adversely impacted. In addition, if as a result of the new coding set, physicians fail to provide appropriate codes for desired tests, we may not be reimbursed for tests we perform.

Third Party Billing Is Extremely Complicated And Results In Significant Additional Costs To Us

Billing for laboratory services is extremely complicated. The customer refers the tests; the payer pays for the tests, and the two may not be the same. Depending on the billing arrangement and applicable laws, the Company must bill various payers, such as patients, insurance companies, Medicare, Medicaid, doctors and employer groups, hospitals and other laboratories, all of which have different billing requirements. Additionally, we undertake internal audits to evaluate compliance with applicable laws and regulations as well as internal compliance policies and procedures. Insurance companies and government payers such as Medicare and Medicaid also impose routine external audits to evaluate payments, which adds further complexity to the billing process.

Among others, the primary factors which complicate our billing practices are:

•	pricing differences between our fee schedules and the reimbursement rates of the payers;

•	changes in payer rules;

•	disputes with payers as to the party who is responsible for payment; and

•	disparity in coverage and information requirements among various carriers.

We incur significant additional costs as a result of our participation in the Medicare and Medicaid programs, as billing and reimbursement for clinical laboratory services are subject to considerable and complex federal and state regulations. The additional costs we expect to incur include those related to: (1) complexity added to our billing processes and systems; (2) training and education of our employees and clients; (3) implementing compliance procedures and oversight; (4) collections and legal costs; and (5) costs associated with, among other factors, challenging coverage and payment denials and providing patients with information regarding claims processing and services, such as advance beneficiary notices.

Our Operations Are Subject To Strict Laws Prohibiting Fraudulent Billing And Other Abuse, And Our Failure To Comply With Such Laws Could Result In Substantial Penalties

Of particular importance to our operations are federal and state laws prohibiting fraudulent billing and providing for the recovery of overpayments. A large number of laboratories have entered into substantial settlements with the federal and state governments under these laws. Private payers have also brought civil actions against laboratories which have resulted in substantial judgments In particular, if an entity is determined to have violated the federal False Claims Act, it may be required to pay up to three times the actual damages sustained by the government, plus civil penalties of between $5,500 to $11,000 for each separate false claim. There are a number of potential bases for liability under the federal False Claims Act. For example, liability arises when an entity knowingly submits, or causes another to submit, a claim for reimbursement to the federal government for a service which was not provided or which did not qualify for reimbursement. Submitting a claim with reckless disregard or deliberate ignorance of its truth or falsity could also result in liability under the False Claims Act. The False Claims Act’s “whistleblower” or “qui tam” provisions are being used with more frequency to challenge the reimbursement practices of providers and suppliers. Those provisions allow a private individual to bring an action on behalf of the government alleging that the defendant has submitted false claims for payment to the federal government. The government must decide whether to intervene in the lawsuit and whether to prosecute the case. If it declines to do so, the individual may pursue the case alone, although the government must be kept apprised of the progress of the lawsuit. Whether or not the federal government intervenes in the case, it will receive the majority of any recovery. The successful qui tam relator who brought the case is entitled to a portion of the proceeds and its attorneys’ fees and costs. In addition, various states have enacted laws modeled after the federal False Claims Act. Government investigations of clinical laboratories have been ongoing for a number of years and are expected to continue in the future.

The Failure To Comply With Significant Government Regulation And Laboratory Operations May Subject The Company To Liability, Penalties Or Limitation Of Operations

The Company is subject to extensive state and federal regulatory oversight. Upon periodic inspection, our laboratory locations may be out of compliance with CLIA requirements or with applicable licensure or certification laws. The sanctions for failure to comply with CLIA, state licensure requirements, or other applicable laws and regulations could include the suspension, revocation or limitation of the right to perform clinical laboratory services or receive compensation for those services, as well as civil or criminal penalties or administrative fines. In addition, any new legislation or regulation or the application of existing laws and regulations in ways that the Company has not anticipated could have a material adverse effect on the Company’s business, results of operations and financial condition. Existing federal laws governing Medicare and Medicaid, as well as some other state and federal laws, also regulate certain aspects of the relationship between healthcare providers, including clinical laboratories, and their referral sources, including physicians, hospitals and other laboratories. Certain of these laws, known as the “anti-kickback laws” and the “Stark Law”, contain extremely broad proscriptions. Violation of these laws may result in criminal penalties, exclusion from participation in the Medicare, Medicaid, and other federal healthcare programs, and significant civil monetary penalties, as well as False Claims Act liability. The Company seeks to structure its arrangements with physicians and other clients to be in compliance with the anti-kickback laws, Stark Law and similar state laws, and to keep up-to-date on developments concerning their application by various means, including consultation with legal counsel. However, we are unable to predict how these laws will be applied in the future and the arrangements into which we enter may become subject to scrutiny thereunder.

Furthermore, HIPAA, the HITECH Act, and associated regulations and similar state laws contain provisions that require the electronic exchange of health information, such as claims submission and receipt of remittances, using standard transactions and code sets (“Standards”) and regulate the use and disclosure of patient records and other Protected Health Information (“PHI”). These provisions, which address security and confidentiality of patient information as well as the administrative aspects of claims handling, have very broad applicability and they specifically apply to many healthcare providers, including physicians and clinical laboratories. Although the Company believes it is in material compliance with the Standards, Security and Privacy rules under HIPAA and the HITECH Act and state privacy and security laws, a failure to comply with these laws could have a material adverse effect on the Company’s business, results of operations and financial condition and subject us to liability. Additionally, the recent amendments to HIPAA in the HITECH Act provide that the state Attorneys General may bring an action against a covered entity, such as the Company, for a violation of HIPAA.

A Failure To Comply With Governmental Payer Regulations Could Result In Our Being Excluded From Participation In Medicare, Medicaid Or Other Governmental Payer Programs, Which Would Decrease Our Revenues And Adversely Affect Our Results Of Operations And Financial Condition

Tests which are reimbursed by Medicare and other Government payers (State Medicaid programs) accounted for approximately 20%, 25% and 36% of our revenues for the years ended December 31, 2014, 2013 and 2012, respectively. The Medicare program imposes extensive and detailed requirements on diagnostic service providers, including, but not limited to, rules that govern how we structure our relationships with physicians, how and when the Company submits claims for reimbursement and how we provide specialized diagnostic laboratory services. Our failure to comply with applicable Medicare, Medicaid and other governmental payer rules could result in our inability to participate in a governmental payer program, an obligation to repay funds already paid to us for services performed, civil monetary penalties, criminal penalties and/or limitations on the operational function of our laboratory. If we were unable to receive reimbursement under a governmental payer program, a substantial portion of our revenues would be lost, which would adversely affect our results of operations and financial condition.

Failure To Comply With The HIPAA Privacy, Security And Breach Notification Regulations May Increase Our Operational Costs

The HIPAA privacy and security regulations establish comprehensive federal standards with respect to the uses and disclosures of Protected Health Information (“PHI”) by certain entities including health plans and health care providers, and set standards to protect the confidentiality, integrity and availability of electronic PHI. The regulations establish a complex regulatory framework on a variety of subjects, including, for example, the circumstances under which uses and disclosures of PHI are permitted or required without a specific authorization by the patient; a patient’s right to access, amend and receive an accounting of certain disclosures of PHI; the content of notices of privacy practices describing how PHI is used and disclosed and individuals’ rights with respect to their PHI; and implementation of administrative, technical and physical safeguards to protect privacy and security of PHI. We have implemented policies and procedures to comply with the HIPAA privacy and security laws and regulations. The privacy regulations establish a uniform federal standard but do not supersede state laws that may be more stringent. Therefore, we are required to comply with both federal privacy and security regulations and varying state privacy and security laws and regulations. The federal privacy regulations restrict our ability to use or disclose certain individually identifiable patient health information, without patient authorization, for purposes other than payment, treatment or health care operations (as defined by HIPAA), except for disclosures for various public policy purposes and other permitted purposes outlined in the privacy regulations.

The HITECH Act and its implementing regulations also require healthcare providers like the Company to notify affected individuals, the Secretary of the U.S. Department of Health and Human Services, and in some cases, the media, when PHI has been breached as defined under and following the requirements of HIPAA. Many states have similar breach notification laws. In the event of a breach, we could incur operational and financial costs related to remediation as well as preparation and delivery of the notices, which costs could be substantial. Additionally, HIPAA, the HITECH Act, and their implementing regulations provide for significant civil fines, criminal penalties, and other sanctions for failure to comply with the privacy, security, and breach notification rules, including for wrongful or impermissible use or disclosure of PHI. Although the HIPAA statute and regulations do not expressly provide for a private right of action for damages, the Company could incur damages under state laws to private parties for the wrongful or impermissible use or disclosure of confidential health information or other private personal information. Additionally, the recent amendments to HIPAA provide that the state Attorneys General may bring an action against a covered entity, such as the Company, for a violation of HIPAA. We insure some of our risk with respect to HIPAA security breaches although there could be operational costs associated with HIPAA breaches above our insured limits.

Changes In Regulations, Payer Policies Or Contracting Arrangements With Payers Or Changes In Other Laws, Regulations Or Policies May Adversely Affect Coverage Or Reimbursement For Our Specialized Diagnostic Services, Which May Decrease Our Revenues And Adversely Affect Our Results Of Operations And Financial Condition

Governmental payers, as well as private insurers and private payers, have implemented and will continue to implement measures to control the cost, utilization and delivery of healthcare services, including clinical laboratory and pathology services. Congress and federal agencies, such as CMS, have, from time to time, implemented changes to laws and regulations governing healthcare service providers, including specialized diagnostic service providers. These changes have adversely affected and may in the future adversely affect coverage for our services. We also believe that healthcare professionals may not use our services if third-party payers do not provide adequate coverage and reimbursement for them. These changes in federal, state, local and third-party payer regulations or policies may decrease our revenues and adversely affect our results of operations and financial condition. We will continue to be a non-contracting provider until such time as we enter into contracts with third-party payers with whom we are not currently contracted. Because a portion of our revenues is from third-party payers with whom we are not currently contracted, it is likely that we will be required to make positive or negative adjustments to accounting estimates with respect to contractual allowances in the future, which may adversely affect our results of operations, our credibility with financial analysts and investors, and our stock price.

We Are Subject To Security Risks Which Could Harm Our Operations

The HITECH Act imposed additional requirements, restrictions and penalties on covered entities and their business associates to, among other things, deter breaches of security. As a result, the remedial actions required, the reporting requirements, and sanctions for a breach are more stringent. The Company’s electronic health records system is periodically modified to meet applicable security standards. Despite the implementation of various security measures by us, our infrastructure may be vulnerable to computer viruses, break-ins and similar disruptive problems caused by our clients or others, which could lead to interruption, delays or cessation in service to our clients. Further, such incidents, whether electronic or physical could also potentially jeopardize the security of confidential information, including PHI stored in our computer systems as it relates to clients, patients, and other parties connected through us, which may deter potential clients and give rise to uncertain liability to parties whose security or privacy has been infringed. A significant security breach could result in fines, loss of clients, damage to our reputation, direct damages, costs of repair and detection, costs to remedy the breach, and other expenses. We insure some of our risk with respect to security breaches but the occurrence of any of the foregoing events could have a material adverse effect on our business, results of operations and financial condition.

Clinicians Or Patients Using Our Services May Sue Us, And Our Insurance May Not Sufficiently Cover All Claims Brought Against Us, Which Will Increase Our Expenses

The development, marketing, sale and performance of healthcare services expose us to the risk of litigation, including professional negligence. Damages assessed in connection with, and the costs of defending, any legal action could be substantial. We may be faced with litigation claims that exceed our insurance coverage or are not covered under any of our insurance policies. In addition, litigation could have a material adverse effect on our business if it impacts our existing and potential customer relationships, creates adverse public relations, diverts management resources from the operation of the business, or hampers our ability to otherwise conduct our business.

We May Not Be Successful in Research And Development Efforts With Respect To The Health Discovery Corporation Intangible Assets Which May Lead To An Impairment Of Underlying Assets

We have ongoing research and development efforts to commercialize tests using the acquired technology from Health Discovery Corporation. We also are trying to develop a support vector machine application for interpreting Cytogenetics and Flow Cytometry test results. There is no guarantee that we will be successful in developing commercially feasible products or be able use the Cytogenetics or Flow Cytometry interpretation systems and if we are unsuccessful we will need to record an impairment of the underlying intangible assets.

A Failure To Integrate Newly Acquired Businesses And The Costs Related To Such Integration Could Have A Material Adverse Impact On Our Net Revenues And Profitability

The successful integration of any business that we may acquire entails numerous risks, including, among others:

•	Loss of key customers or employees;

•	Loss of key commercial insurance or managed care contracts;

•	Issues related to revenue recognition and/or cash collections;

•	The increased scope and complexity of the acquired operations;

•	Difficulty in consolidating redundant facilities and infrastructure and in standardizing information and other systems;

•	Failure to maintain quality of services that we and any such acquired companies have historically provided;

•	Diversion of management’s attention from our day-to-day business;

•	Incurring significant additional operating expenses; and

•	Potential impact of unknown/contingent liabilities not disclosed or identified during due diligence process

We cannot assure you that current or future acquisitions, if any, or any related integration efforts will be successful, or that our business will not be adversely affected by any future acquisitions. Even if we are able to successfully integrate the operations of companies or businesses that we may acquire in the future, we may not be able to realize the benefits that we expect to result from such integration, including projected cost savings.

We Must Hire And Retain Qualified Sales Representatives To Grow Our Sales, If Not, Our Existing Business and Our Results Of Operations and Financial Condition Will Likely Suffer

Our ability to retain existing clients for our specialized diagnostic services and attract new clients is dependent upon retaining existing sales representatives and hiring and training new sales representatives, which is an expensive and time-consuming process. We face intense competition for qualified sales personnel and our inability to hire or retain an adequate number of sales representatives could limit our ability to maintain or expand our business and increase sales. Even if we are able to increase our sales force, our new sales personnel may not commit the necessary resources or provide sufficient high quality service and attention to effectively market and sell our services. If we are unable to maintain and expand our marketing and sales networks or if our sales personnel do not perform to our standards, we may be unable to maintain or grow our existing business and our results of operations and financial condition will likely suffer accordingly. If a sales representative ceases employment, we risk the loss of client goodwill based on the impairment of relationships developed between the sales representative and the healthcare professionals for whom the sales representative was responsible. This is particularly a risk if the representative goes to work for a competitor, as the healthcare professionals that are our clients may choose to use a competitor’s services based on their relationship with our former sales representative.

Performance Issues, Service Interruptions Or Price Increases By Our Shipping Carrier Could Adversely Affect Our Business, Results Of Operations And Financial Condition, And Harm Our Reputation And Ability To Provide Our Specialized Diagnostic Services On A Timely Basis

Expedited, reliable shipping is essential to our operations. One of our marketing strategies entails highlighting the reliability of our point-to-point transport of patient samples. We rely heavily on a single provider of transport services, Federal Express (“the Carrier”), for reliable and secure point-to-point transport of patient samples to our laboratory and enhanced tracking of these patient samples. Should the Carrier encounter delivery performance issues such as loss, damage or destruction of a sample, it may be difficult to replace our patient samples in a timely manner and such occurrences may damage our reputation and lead to decreased demand for our services and increased cost and expense to our business. In addition, any significant increase in shipping rates could adversely affect our operating margins and results of operations. Similarly, strikes, severe weather, natural disasters or other service interruptions by delivery services we use would adversely affect our ability to receive and process patient samples on a timely basis. If the Carrier or we were to terminate our relationship, we would be required to find another party to provide expedited, reliable point-to-point transport of our patient samples. There are only a few other providers of such nationwide transport services, and there can be no assurance that we will be able to enter into arrangements with such other providers on acceptable terms, if at all. Finding a new provider of transport services would be time-consuming and costly and result in delays in our ability to provide our specialized diagnostic services. Even if we were to enter into an arrangement with such provider, there can be no assurance that they will provide the same level of quality in transport services currently provided to us by the Carrier. If the new provider does not provide the required quality and reliable transport services, it could adversely affect our business, reputation, results of operations and financial condition.

We Use Biological And Hazardous Materials That Require Considerable Expertise And Expense For Handling, Storage Or Disposal And May Result In Claims Against Us

We work with hazardous materials, including chemicals, biological agents and compounds, blood samples and other human tissue that could be dangerous to human health and safety or the environment. Our operations also produce hazardous and biohazardous waste products. Federal, state and local laws and regulations govern the use, generation, manufacture, storage, handling and disposal of these materials and wastes. Compliance with applicable environmental laws and regulations may be expensive, and current or future environmental laws and regulations may impair business efforts. If we do not comply with applicable regulations, we may be subject to fines and penalties. In addition, we cannot entirely eliminate the risk of accidental injury or contamination from these materials or wastes. Our general liability insurance and/or workers’ compensation insurance policy may not cover damages and fines arising from biological or hazardous waste exposure or contamination. Accordingly, in the event of contamination or injury, we could be held liable for damages or penalized with fines in an amount exceeding our resources, and our operations could be suspended or otherwise adversely affected.

No Foreseeable Dividends

We do not anticipate paying dividends on our common stock in the foreseeable future. Rather, we plan to retain earnings, if any, for the operation and expansion of our business.

We May Become Involved In Securities Class Action Litigation That Could Divert Management’s Attention And Harm Our Business

The stock markets have from time to time experienced significant price and volume fluctuations that have affected the market prices for the common stock of diagnostic companies. These broad market fluctuations may cause the market price of our common stock to decline. In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because clinical laboratory service companies have experienced significant stock price volatility in recent years. We may become involved in this type of litigation in the future. Litigation often is expensive and diverts management’s attention and resources, which could adversely affect our business.

If Any Securities Analyst Downgrades Our Common Stock Or Our Sector, The Price Of Our Common Stock Could Be Negatively Affected

Securities analysts may publish reports about us or our industry containing information about us that may affect the trading price of our common stock. If a securities or industry analyst downgrades the outlook for our common stock or one of our competitors’ stocks or chooses to terminate coverage of our common stock, the trading price of our common stock may be negatively affected.

RISKS RELATED TO THIS OFFERING

Future Sales By Our Stockholders May Adversely Affect Our Stock Price And Our Ability To Raise Funds In New Stock Offerings.

Sales of our common stock in the public market following this offering could lower the market price of our common stock. Sales may also make it more difficult for us to sell equity securities or equity-related securities in the future at a time and price that our management deems acceptable or at all. Of the 60,350,750 shares of common stock outstanding as of April 16, 2015, 57,751,587 shares are freely tradable without restriction, unless held by our “affiliates”. The remaining 2,599,163 shares of our common stock which are held by existing stockholders, including the officers and directors, are “restricted securities” and may be resold in the public market only if registered or pursuant to an exemption from registration. Some of these shares may be resold under Rule 144.

The Price You Pay In This Offering Will Fluctuate And May Be Higher Or Lower Than The Prices Paid By Other People Participating In This Offering.

The price in this offering will fluctuate based on the prevailing market price of our common stock. Accordingly, the price you pay in this offering may be higher or lower than the prices paid by other people participating in this offering.

The Price Of Our Common Stock May Fluctuate Significantly

The price of our common stock has been, and is likely to continue to be, volatile, which means that it could decline substantially within a short period of time. For example, the per share price of our common stock traded on the NASDAQ Capital Market ranged from $2.05 to $6.10 for the period from January 1, 2013 to December 31, 2014. The price of our common stock could fluctuate significantly for many reasons, including the following:

•	future announcements concerning us or our competitors;

•	regulatory developments and enforcement actions bearing on advertising, marketing or sales;

•	reports and recommendations of analysts and whether or not we meet the milestones and metrics set forth in such reports;

•	gaining or losing large customers or managed care plans

•	introduction of new products or services;

•	acquisition or loss of significant manufacturers, distributors or suppliers or an inability to obtain sufficient quantities of materials needed to provide our services;

•	quarterly variations in operating results, which we have experienced in the past and expect to experience in the future;

•	business acquisitions or divestitures;

•	changes in governmental or third-party reimbursement practices; and

•	fluctuations in the economy, world political events or general market conditions.

In addition, stock markets in general and the market for shares of health care stocks in particular, have experienced extreme price and volume fluctuations in recent years, fluctuations that frequently have been unrelated to the operating performance of the affected companies. These broad market fluctuations may adversely affect the market price of our common stock. The market price of our common stock could decline below its current price and the market price of our shares may fluctuate significantly in the future. These fluctuations may be unrelated to our performance.

FORWARD-LOOKING STATEMENTS

Information included or incorporated by reference in this prospectus may contain forward-looking statements. This information may involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from the future results, performance or achievements expressed or implied by any forward-looking statements. Forward-looking statements, which involve assumptions and describe our future plans, strategies and expectations, are generally identifiable by use of the words “may”, “should”, “expect”, “anticipate”, “estimate”, “believe”, “intend” or “project” or the negative of these words or other variations on these words or comparable terminology.

This prospectus contains forward-looking statements, including statements regarding, among other things, (a) our projected sales and profitability, (b) our growth strategies, (c) anticipated trends in our industry, (d) our future financing plans and (e) our anticipated needs for working capital. These statements may be found under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Business”, as well as in this prospectus generally. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including, without limitation, the risks outlined under “Risk Factors” and matters described in this prospectus generally. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this prospectus will in fact occur.

SELLING STOCKHOLDERS

The following table presents information regarding our selling stockholders who intend to sell up to 7,295,896 shares of our common stock.

Selling Stockholders	Shares Beneficially Owned Before The Offering(1)	Percentage of Outstanding Shares Beneficially Owned Before The Offering(1)	Shares To Be Sold In The Offering	Percentage of Outstanding Shares Beneficially Owned After The Offering
A. Scott Logan Revocable Living Trust (3)	1,448,606	2.4	133,750	2.2
1837 Partners, LP	677,605	1.1	264,015	*
1837 Partners, QP, LP	2,080,194	3.5	69,324	3.3
1837 Partners, Ltd.	919,589	1.5	71,606	1.4
Blair Haarlow Trust	120,000	*	3,000	*
Francis Tuite IRA	43,000	*	3,000	*
Galt Asset Management, LLC	259,666	*	259,666	*
Leonard Samuels IRA	37,425	*	29,425	*
James R. Rehak, MD & Joann M. Rehak,	7,817	*	7,817	*
William Robison (4)	173,793	*	89,713	*
Michael T. Dent (5)	1,821,650	3.0	83,492	1.3
Mary Dent (5)	1,821,650	3.0	333,312	1.3
Mary S. Dent Gifting Trust (5)	600,000	1.0	600,000	*
George O’Leary (6)	20,821	*	20,821	*
Steven Jones (7)	7,128,266	11.7	153,549	3.0
Marvin Jaffe, M.D. (8)	60,976	*	6,994	*
Peter Petersen (9)	23,000	*	10,500	*
Aspen Select Healthcare, LP (10)	5,881,637	9.7	5,057,991	1.4
Aspen Opportunity Fund, LLC	212,745	*	83,333	*
Hawk Associates, LLC	14,588	*	14,588	*

Total (2)	14,624,251		7,295,896

*	Less than one percent (1%).
(1)	Applicable percentage of ownership is based on 60,350,750 shares of our common stock outstanding as of April 16, 2015 together with securities exercisable or convertible into shares of common stock within sixty (60) days of April 16, 2015, for each stockholder. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Note that affiliates are subject to Rule 144 and insider trading regulations - percentage computation is for form purposes only.
(2)	The total number of shares listed does not double count the shares that may be beneficially attributable to more than one person.
(3)	SKL Family Limited Partnership has direct ownership of 1,438,606 shares and Lance Logan has direct ownership of 10,000 shares. The general partners of the SKL Family Limited Partnership are the Kent Logan Irrevocable Trust u/t/d 2/6/2009 and the Lance Logan Irrevocable Trust u/t/d 2/6/2009, with Kent Logan and Lance Logan as co-trustees of each trust.
(4)	William J. Robison is a director of the Company. Mr. Robison’s beneficial ownership includes (i) 55,000 shares purchased in the June 2007 Private Placement, (ii) 3,713 shares issued pursuant to a registration rights agreement in connection with the June 2007 Private Placement, (iii) 11,000 shares which were issued upon the exercise of certain warrants granted in conjunction with the June 2007 Private Placement, (iv) 29,080 restricted shares which were granted in conjunction with his service on the NeoGenomics board of directors, and (v) 75,000 shares issued pursuant to an exercise of warrants granted for service on the board of directors.

(5)	Michael T. Dent, M.D. is a director of the Company and Mary S. Dent is his spouse. Dr. Dent and Mrs. Dent’s beneficial ownership includes (i) 600,000 shares held in the Mary S. Dent Gifting Trust (of which Dr. Dent and his attorney are the sole trustees), (ii) 27,000 shares granted to Dr. Dent for his service on the NeoGenomics Board of Directors, (iii) 410,500 shares owned directly by Dr. Dent and (iv) 784,150 shares owned directly by Mrs. Dent.
(6)	Mr. O’Leary has direct ownership of 20,821 shares.
(7)	Steven C. Jones, Executive Vice President - Finance and director of the Company, has direct ownership of 311,251 shares and warrants exercisable within 60 days of April 16, 2015 to purchase an additional 450,000 shares. Totals for Mr. Jones also include (i) 212,745 shares owned by Aspen Opportunity Fund, LP, an investment partnership that Mr. Jones control, (ii) 50,476 shares owned by Jones Network, LP, a family limited partnership that Mr. Jones controls, (iii) 190,000 shares owned by the Steven & Carisa Jones Defined Benefit Pension Plan & Trust and (iv) 32,157 shares held in certain individual retirement and custodial accounts. In addition, as a managing member of the general partner of Aspen, he has the right to vote all shares controlled by Aspen, thus all shares owned by Aspen have been added to his total (see Note 10).
(8)	Dr. Jaffe’s has direct ownership of 60,976 shares.
(9)	Peter M. Peterson has direct ownership of 23,000 shares.
(10)	Aspen Select Healthcare, LP (Aspen) has direct ownership of 3,500,000 shares. Aspen’s beneficial ownership also includes 2,381,637 shares to which Aspen has received a voting proxy. The general partner of Aspen is Medical Venture Partners, LLC, an entity controlled by Steven C. Jones.

The following information contains a description of each selling stockholder’s relationship to us and how each selling stockholder acquired or will acquire shares to be sold in this offering is detailed below. None of the selling stockholders have held a position or office, or had any other material relationship, with us, except as follows:

Shares acquired in Connection with warrants related to 2007 Private Placement

•	James R. Rehak & Joann M. Rehak JTWROS (Rehaks). In connection with the 2007 Private Placement, the Rehaks received (i) a warrant to purchase 6,667 shares of our common stock at an exercise price of $1.50 per share, which was exercised in August 2009, and (ii) 1,150 shares issued pursuant to a registration rights agreement. The Rehaks received registration rights for these shares and therefore, we are registering 7,817 shares in this offering. All investment decisions of the Rehaks are made by James R. Rehak and Joann M. Rehak.

•	Leonard Samuels IRA (LSI). In connection with the 2007 Private Placement, LSI received (i) a warrant to purchase 22,000 shares of our common stock at an exercise price of $1.50 per share, which was exercised in August 2009, and (ii) 7,425 shares issued pursuant to a registration rights agreement. LSI received registration rights for these shares and therefore, we are registering 29,425 shares in this offering. All investment decisions of LSI are made by Mr. Leonard Samuels and Charles Schwab & Co. Inc., as Custodian for the Leonard Samuels IRA.

•	A. Scott Logan Revocable Living Trust (SL Trust). In connection with the 2007 Private Placement, SL Trust received (i) a warrant to purchase 100,000 shares of our common stock at an exercise price of $1.50 per share, which was exercised in August 2009, and (ii) 33,750 shares issued pursuant to a registration rights agreement. SL Trust received registration rights for these shares and therefore, we are registering 133,750 shares in this offering. All investment decisions of SL Trust are made by A. Scott Logan, Trustee.

•	William J. Robison (Mr. Robison). In connection with the 2007 Private Placement, Mr. Robison, who serves as a member of the Board of Directors of the Company, received (i) a warrant to purchase 11,000 shares of our common stock at an exercise price of $1.50 per share, which was exercised in August 2009, and (ii) 3,713 shares issued pursuant to a registration rights agreement. Mr. Robison received registration rights for these shares and therefore, we are registering 14,713 shares in this offering.

•	1837 Partners, L.P. (1837P1). In connection with the 2007 Private Placement, 1837P1 received (i) a warrant to purchase 204,210 shares of our common stock at an exercise price of $1.50 per share, which was exercised in August 2009, and (ii) 59,805 shares issued pursuant to a registration rights agreement. 1837P1 received registration rights for these shares and therefore, we are registering 264,015 shares in this offering. All investment decisions of 1837P1 are made by Frances Tuite and Blair Haarlow.

•	1837 Partners QP, L.P. (1837P2). In connection with the 2007 Private Placement, 1837P2 received (i) a warrant to purchase 53,900 shares of our common stock at an exercise price of $1.50 per share, which was exercised in August 2009, and (ii) 15,424 shares issued pursuant to a registration rights agreement. 1837P2 received registration rights for these shares and therefore, we are registering 69,324 shares in this offering.

•	1837 Partners, Ltd. (1837P3). In connection with the 2007 Private Placement, 1837P3 received (i) a warrant to purchase 55,710 shares of our common stock at an exercise price of $1.50 per share, which was exercised in August 2009, and (ii) 15,424 shares issued pursuant to a registration rights agreement. 1837P3 received registration rights for these shares and therefore, we are registering 71,606 shares in this offering. All investment decisions of 1837P3 are made by Frances Tuite.

•	Aspen Capital Advisors, LLP (ACA). In connection with the 2007 Private Placement, ACA received a warrant to purchase 250,000 shares of our common stock at an exercise price of $1.50 per share, which was exercised in a cashless net exercise which resulted in the issuance of 26,251 shares of common stock to Steven Jones directly as of the date of the registration statement of which this prospectus is a part. ACA received registration rights with respect to the shares underlying this warrant and therefore, we are registering 26,251 shares in this offering. All investment decisions of ACA are made by Steven Jones a member of our Board of Directors and our Executive Vice President of Finance.

•	Galt Asset Management (GALT). Galt purchased certain warrants to purchase 259,666 shares of our common stock at an exercise price of $1.50 per share from Lewis Opportunity Fund L.P (LOF) and Lam Opportunity Fund L.P. (LAM) which were issued to LOF and LAM in connection with the 2007 Private Placement. GALT exercised these warrants into shares of our common stock in August 2009. These warrants contained registration rights for the shares underlying them and therefore, we are registering 259,666 shares in this offering. All investment decisions of GALT are made by Brian Vitale.

Shares acquired in Connection with board warrants

In June 2007 each of our non-employee directors received warrants to purchase common stock. Mr. Jones, Mr. Dent, Mr. O’Leary and Mr. Petersen each received warrants to purchase 100,000 shares of our common stock at $1.50 per share. Mr. Robison and Mr. Jaffe each received warrants to purchase 75,000 shares of our common stock at $1.50 per share. Each board member received registration rights with respect to the shares underlying these warrants and therefore, we are registering 550,000 shares in this offering. These shares have all been exercised either for cash or in a cashless net exercise and they have resulted in the issuance of 213,244 shares of common stock as of the date of the registration statement of which this prospectus is a part and therefore we are registering 213,244 shares in this offering.

Other Selling Stockholders

•	Steven Jones. In January 2006, we consummated an equity offering of common stock and we needed to get a waiver from Steven Jones to be in compliance with our shareholder’s agreement. As an inducement to sign that waiver we issued a warrant to purchase 27,298 shares of our common stock to Mr. Jones, which was exercised in January 2011. Mr. Jones received registration rights with respect to the shares underlying this warrant and therefore, we are registering 27,298 shares pursuant to the registration statement of which this prospectus is a part.

•	Michael T. Dent, M.D. In January 2006, we consummated an equity offering of common stock and we needed to get a waiver from Dr. Dent to be in compliance with our shareholder’s agreement. As an inducement to sign that waiver we issued a warrant to purchase 72,992 shares of our common stock to Dr. Dent, which was exercised in January 2011. We are registering the 72,992 shares acquired by Dr. Dent pursuant to such warrant exercise pursuant to the registration statement of which this prospectus is a part.

•	Aspen Select Healthcare, L.P. (Aspen). In April 2003, we issued 13,927,062 shares of Common Stock to Aspen and certain affiliates of Aspen in connection with an equity financing transaction and entered into a $1.5 million credit facility with Aspen (the “Initial Transactions”). In March 2005, we extended the terms of the credit facility and issued to Aspen 2,500,000 warrants to purchase common stock (the “Original Warrant”). In January 2006, we amended the terms of the Original Warrant in connection with curing certain defaults which had occurred under the credit facility and we issued 150,000 additional warrants (the “Waiver Warrants”) in connection with obtaining a waiver for certain terms of our shareholders’ agreement. In March 2006, we issued an additional 900,000 warrants to Aspen in connection with certain debt and equity financings (the “New Financing Warrants”). Aspen received registration rights with respect to the Initial Transactions, the Original Warrants, the Waiver Warrants, and the New Financing Warrants and therefore, we are registering 2,007,991 of the shares issued in the Initial Transactions and 3,050,000 shares acquired in January 2011 by Aspen upon the exercise of certain of the Original Warrants, the Waiver Warrants, and the New Financing Warrants. All investment decisions of Aspen are made by Mr. Steven C. Jones, a member of our Board of Directors and our Executive Vice President of Finance.

•	Mary S. Dent and Mary S. Dent Gifting Trust (DENT). On February 8, 2007 Michael T. Dent, M.D., our founder, transferred 1,016,171 founder shares to his spouse Mary Dent and transferred 900,000 founder shares to the Mary S. Dent Gifting Trust for the benefit of his children. The Mary S. Dent Gifting Trust sold 300,000 shares in our equity raise during February 2013 and now owns a total of 600,000 shares on April 16, 2013. Dr. Dent received registration rights in connection with these shares and therefore, we are registering 333,312 shares held in the name of Mary Dent and the 600,000 shares held by the Mary S. Dent Gifting Trust in this offering.

•	George O’Leary. On March 15, 2007, George O’Leary, a former director, received a warrant to purchase 100,000 shares of our common stock at an exercise price of $1.49 per share as a result of consulting services performed on behalf of the Company. The warrant was exercised on March 8, 2012 in a cashless net exercise in which Mr. O’Leary received 10,571 shares of common stock in settlement of the transaction. We are registering the 10,571 shares in this offering.

•	Aspen Opportunity Fund, LP. In February 2009 as part of a master lease agreement we issued a warrant to purchase 83,333 shares of our common stock at an exercise price of $0.75 per share to Aspen Opportunity Fund, LP. which was acquired in February 2014 upon the exercise of warrant rights. Aspen Opportunity Fund, LP. received registration rights with respect to the shares underlying this warrant and therefore, we are registering 83,333 shares in this offering.

•	Hawk Associates, Inc. In February and May 2006, we issued warrants to purchase an aggregate of 70,000 shares of our common stock to Hawk Associates, Inc. in connection with the provision of certain investor relations services to the Company. In February 2011 Hawk Associates exercised these warrants in a cash-less transaction and received 47,185 shares of our common stock in settlement of the transaction. Hawk Associates, Inc. subsequently sold 32,597 shares of such common stock and we are registering 14,588 shares pursuant to the registration statement of which this prospectus is a part.

USE OF PROCEEDS

This prospectus relates to shares of our common stock that may be offered and sold from time to time by certain selling stockholders. There will be no proceeds to us from the sale of shares of common stock in this offering.

PLAN OF DISTRIBUTION

The common stock offered by this prospectus is being offered by the selling stockholders. The common stock may be sold or distributed from time to time by the selling stockholders directly to one or more purchasers or through brokers, dealers, or underwriters who may act solely as agents at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. The sale of the common stock offered by this prospectus may be affected in one or more of the following methods:

•	ordinary brokers’ transactions;

•	transactions involving cross or block trades;

•	through brokers, dealers, or underwriters who may act solely as agents

•	“at the market” into an existing market for the common stock;

•	in other ways not involving market makers or established business markets, including direct sales to purchasers or sales effected through agents;

•	in privately negotiated transactions; or

•	any combination of the foregoing.

In order to comply with the securities laws of certain states, if applicable, the shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in the state or an exemption from the registration or qualification requirement is available and complied with.

Brokers, dealers, underwriters, or agents participating in the distribution of the shares as agents may receive compensation in the form of commissions, discounts, or concessions from the selling stockholders and/or purchasers of the common stock for whom the broker-dealers may act as agent. The compensation paid to a particular broker-dealer may be less than or in excess of customary commissions.

Neither we nor the selling stockholders can presently estimate the amount of compensation that any agent will receive. We know of no existing arrangements between the selling stockholders, any other stockholder, broker, dealer, underwriter, or agent relating to the sale or distribution of the shares offered by this prospectus. At the time a particular offer of shares is made, a prospectus supplement, if required, will be distributed that will set forth the names of any agents, underwriters, or dealers and any compensation from the selling stockholders, and any other required information.

We will pay all expenses incident to the registration, offering, and sale of the shares to the public other than commissions or discounts of underwriters, broker-dealers, or agents. We have also agreed to indemnify certain selling stockholders and related persons against specified liabilities, including liabilities under the Securities Act.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons, we have been advised that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

We have advised the selling stockholders that while they are engaged in a distribution of the shares included in this prospectus they are required to comply with Regulation M promulgated under the Securities Exchange Act of 1934, as amended. With certain exceptions, Regulation M precludes the selling stockholders, any affiliated purchasers, and any broker-dealer or other person who participates in the distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the shares offered by this prospectus.

This offering will terminate on the date that all shares offered by this prospectus have been sold by the selling stockholders.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF

OPERATIONS

Introduction

The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements, and the Notes thereto included herein. The information contained below includes statements of management’s beliefs, expectations, hopes, goals and plans that, if not historical, are forward-looking statements subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements. See “Forward-Looking Statements.” Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly under the heading “Risk Factors.”

Overview

We operate a network of cancer-focused genetic testing laboratories whose mission is to improve patient care through exceptional genetic and molecular testing services. Our vision is to become America’s premier cancer genetic testing laboratory by delivering uncompromising quality, exceptional service and innovative products and services. The Company has laboratory locations in Ft. Myers and Tampa, Florida; Fresno, Irvine, and West Sacramento, California; and Nashville, Tennessee, and currently offers the following types of testing services:

a)	Cytogenetics - the study of normal and abnormal chromosomes and their relationship to disease. It involves looking at the chromosome structure to identify changes from patterns seen in normal chromosomes. Cytogenetic studies are often utilized to answer diagnostic, prognostic and predictive questions in the treatment of hematological malignancies.

b)	Fluorescence In-Situ Hybridization (“FISH”) - a branch of cancer genetics that focuses on detecting and locating the presence or absence of specific DNA sequences and genes on chromosomes. FISH helps bridge abnormality detection between the chromosomal and DNA sequence levels. The technique uses fluorescent probes that bind to only those parts of the chromosome with which they show a high degree of sequence similarity. Fluorescence microscopy is used to visualize the fluorescent probes bound to the chromosomes. FISH can be used to help identify a number of gene alternations, such as amplification, deletions, and translocations.

c)	Flow cytometry - a rapid way to measure the characteristics of cell populations. Cells from peripheral blood, bone marrow aspirate, lymph nodes, and other areas are labeled with selective fluorescent antibodies and analyzed as they flow in a fluid stream through a beam of light. The properties measured in these antibodies include the relative size, relative granularity or internal complexity, and relative fluorescence intensity. These fluorescent antibodies bind to specific cell surface antigens and are used to identify malignant cell populations. Flow cytometry is typically performed in diagnosing a wide variety of leukemia and lymphoma neoplasms. Flow cytometry is also used to monitor patients through therapy to determine whether the disease burden is increasing or decreasing, otherwise known as minimal residual disease monitoring.

d)	Immunohistochemistry (“IHC”) - refers to the process of localizing proteins in cells of a tissue section and relies on the principle of antibodies binding specifically to antigens in biological tissues. IHC is widely used in the diagnosis of abnormal cells such as those found in cancerous tumors. Specific surface cytoplasmic or nuclear markers are characteristic of cellular events such as proliferation or cell death (apoptosis). IHC is also widely used to understand the distribution and localization of differentially expressed proteins.

e)	Molecular testing - a rapidly growing cancer diagnostic tool focusing on the analysis of DNA and RNA, as well as the structure and function of genes at the molecular level. Molecular testing employs multiple technologies including DNA fragment length analysis, real-time polymerase chain reaction (“RT-PCR”) RNA analysis, bi-directional Sanger sequencing analysis, and Next-Generation sequencing (“NGS”).

f)	Pathology consultation services are when our pathologists review surgical samples on a consultative basis for our clients. NeoGenomics is one of a few laboratories in the country with an electron microscopy lab which enables us to analyze complex renal cases.

The cancer testing services we offer to community-based pathologists are designed to be a natural extension of, and complementary to, the services that they perform within their own practices. We believe our relationship as a non-competitive partner to community-based pathology practices and hospital pathology labs empowers them to expand their breadth of testing and provide a menu of services that matches or exceeds the level of service found in academic centers of excellence around the country. Community-based pathology practices and hospital pathology labs may order certain testing services on a technical component only (“TC” or “tech-only”) basis, which allows them to participate in the diagnostic process by performing the professional component (“PC”) interpretation services without having to hire laboratory technologists or purchase the sophisticated equipment needed to perform the technical component of the tests. We also support our pathology clients with interpretation and consultative services on difficult or complex cases and provide overflow interpretation services when requested by clients.

In areas where we do not provide services to community-based pathology practices and/or hospital pathology labs, we may directly serve oncology, dermatology, urology and other clinician practices that prefer to have a direct relationship with a laboratory for cancer-related genetic and molecular testing services. We typically service these types of clients with a “global” service offering where we perform both the technical and professional components of the tests ordered. However, in certain instances larger clinician practices have begun to internalize pathology interpretation services, and our “tech-only” service offering allows these larger clinician practices to also participate in the diagnostic process by performing the PC interpretation services on TC testing performed by NeoGenomics.

Operating Segment

We have one reportable operating segment that delivers testing services to hospitals, pathologists, oncologists, other clinicians and researchers. Also, at December 31, 2014, all of our services were provided within the United States and all of our assets were located in the United States.

Market Opportunity

The medical testing laboratory market can be broken down into three primary segments:

•	Clinical Pathology testing,

•	Anatomic Pathology testing, and

•	Genetic and Molecular testing.

Clinical Pathology testing covers high volume, highly automated, lower complexity tests on easily procured specimens such as blood and urine. Clinical lab tests often involve testing of a less urgent nature, for example, cholesterol testing and testing associated with routine physical exams.

Anatomic Pathology testing involves evaluation of tissue, as in surgical pathology, or cells as in cytopathology. The most widely performed Anatomic Pathology procedures include the preparation and interpretation of pap smears, skin biopsies, and tissue biopsies.

Genetic and molecular testing typically involves analyzing chromosomes, genes, proteins and/or DNA/RNA sequences for abnormalities. Genetic and molecular testing requires highly specialized equipment and credentialed individuals (typically M.D. or Ph.D. level) to certify results and typically yields the highest reimbursement levels of the three market segments.

NeoGenomics operates primarily in the Genetic and Molecular testing market. We also act as a reference laboratory supplying anatomic pathology testing. NeoGenomics typically does not compete in the Clinical pathology testing market.

The field of cancer genetics is evolving rapidly and new tests are being developed at an accelerated pace. Based on medical and scientific discoveries over the last decade, cancer testing falls into one of three categories: diagnostic testing, prognostic testing and predictive testing. Of the three, the fastest growing area is predictive testing, which is utilized by clinicians to predict a patient’s response to the various treatment options in order to deliver “personalized or precision medicine” that is optimized to that patient’s particular circumstances. Personalized or precision medicine allows clinicians to know if a patient will or will not respond to certain medications like Herceptin. This saves the healthcare system money by ensuring that expensive cancer drugs are only given to those who will benefit from them. This type of testing improves patient care and potentially saves lives by identifying optimized therapies much more rapidly than what was possible in previous years.

We estimate that the United States market for genetic and molecular testing is divided among approximately 400 laboratories. Approximately two thirds of these laboratories are attached to academic institutions and primarily provide clinical services to their affiliated university hospitals and associated physicians. We believe that the remaining one third of the market is quite fragmented and that less than 20 laboratories market their services nationally. We estimate that the top 20 laboratories account for approximately 50% of market revenues for genetic and molecular testing.

We believe several key factors are influencing the rapid growth in the market for cancer testing: (i) every year more and more genes and genomic pathways are implicated in the development and/or clinical course of cancer; (ii) cancer is primarily a disease of the elderly - one in four senior citizens is likely to develop some form of cancer during the rest of their lifetime once they turn sixty, and now that the baby boomer generation has started to reach this age range, the incidence rates of cancer are rising; (iii) increasingly, new drugs are being targeted to certain cancer subtypes and pathways which require companion diagnostic testing; (iv) patient and payer awareness of the value of genetic and molecular testing; (v) decreases in the cost of performing genetic and molecular testing; (vi) increased coverage from third party payers and Medicare for such testing; and (vii) the health insurance coverage to uninsured Americans under the Patient Protection and Affordable Care Act as amended by the Health Care and Education Reconciliation Act, each enacted in March 2010. These factors have driven explosive growth in the market for this type of testing. We estimate a $10-12 billion total market opportunity for cancer testing in the United States, about $5-7 billion of which is derived from genetic and molecular testing with the remaining portion derived from more traditional anatomic pathology testing services that are complementary to and often ordered with the genetic and molecular testing services we offer.

2015 Focus Areas: Grow, Innovate, Diversify and Get Lean

Grow

We plan to continue growing organically by providing high complexity, cancer-related laboratory testing services to hospitals, community-based pathology practices, and clinicians throughout the United States. We currently perform analyses for hematopoietic cancers such as leukemia and lymphoma (blood and lymphoid tumors) and solid tumor cancers such as breast, lung, colon, and bladder cancer. For hematopoietic cancers, we typically analyze bone marrow aspirate and peripheral blood specimens. For solid tumor cancers, we typically analyze tissue samples or urine.

Our growth over the past several years has been due to several factors. Our highly trained sales team has been successful in competing against other larger national laboratories with one of the broadest test menus in our industry. Our sales team consists of many industry veterans who can talk to pathologists and oncologists about our complex testing and developments in the field of cancer testing. Our tech-only testing option allows local pathologists to compete against the large national laboratories and helps our clients view us as more of a partner who is working with them, rather than against them by taking away work. Our sales representatives often become trusted advisors to our clients who rely on them, and NeoGenomics, to keep up with the latest developments in the rapidly changing field of molecular genetics. We have also been successful in expanding to new geographies where we did not previously have sales representation and this has helped us bring our service offerings to new clients.

Our growth has also been aided by strong client retention. We believe our low client attrition is due to our strong service levels and culture of customer focus. We work to have engaged employees who want to achieve the highest customer satisfaction possible. Our TC-PC model results in clients viewing us as more of a partner than a vendor and this also helps in our retention of clients. By retaining our existing customer base and bringing in a steady stream of new customers we have been able to organically grow our business by over 200%, over the past four years.

We are keenly focused on innovation, and believe this has been a key factor in our growth. Over the past three years, we have developed over 90 new molecular oncology tests, and believe we now have one of the most comprehensive oncology test menus of any laboratory in the world. By launching new tests at a steady rate, our sales representatives are able to share cutting edge developments in molecular genetics with customers and prospective customers. We believe Clients are increasingly relying on us because we are an emerging leader in the molecular oncology field. We have had several academic centers begin to refer specimens for testing. These high profile reference customers often result in other accounts referring testing as well. New customers who begin using us because of our many new innovative test offerings often begin to refer large portions of their other testing, which has helped to sustain our growth.

We will also look to grow our business through mergers or acquisitions if the right opportunities become available. We are focused on strategic opportunities that would be complementary to our menu of services and would be accretive to our earnings and cash flow in the short to medium timeframe. On July 8, 2014 we acquired Path Labs, LLC, doing business as, Path Logic a leading provider of specialized anatomic pathology services to hospitals and physicians primarily in Northern California. Path Logic provides high-quality Anatomic Pathology services with significant expertise in the sub-specialties of renal pathology, dermatopathology, women’s health and gastrointestinal and genitourinary pathology. For 2013, Path Logic reported revenue of approximately $10 million and employed approximately 65 people. We recognized revenue of approximately $4.9 million for the period of ownership from July 8, 2014 through December 31, 2014 from this acquisition. We estimate that an additional $2.0 to 3.0 million of annual revenue opportunities can be realized in the coming years as our existing customers and Path Logic’s customers begin to utilize each other’s testing menus and capabilities.

We completed an equity offering of $34.3 million in August of 2014 to provide cash for future acquisition opportunities when they become available.

Innovate

We are committed to being an innovative leader in oncology testing. Our goal is to develop new assays to help physician clients better manage their patients and to enable them to practice evidence-based medicine tailored specifically for each of their patients. During the year ended December 31, 2014, we introduced an additional 48 new molecular and FISH based tests and cancer profiles. We also converted another 23 tests to Next Generation Sequencing (“NGS”). We also launched our multimodality solid tumor “Discovery Profile” which analyzes 315 genes for mutation using NGS and includes 9 FISH tests to analyze translocations, amplifications and deletions that might be missed by NGS. This Discovery Profile is designed to meet the needs of investigators and clinicians who are interested in testing large numbers of genes and numerous translocations and gene amplifications. It also meets the needs of pharmaceutical companies engaged in clinical trials. This multimodality testing is unique in the industry and provides the gold standard FISH testing for detecting therapy-related abnormalities, such as ALK translocations, and HER2 and MET amplifications, each of which is required to be confirmed by FISH prior to initiating expensive therapy.

We also recently launched two first-in-kind tests. The first predicts acquired resistance and susceptibility to Bruton Tyrosin Kinase (“BTK”) inhibitors. The second is a lymphoma profiling test to predict susceptibility to BTK inhibitors for treatment of lymphoma and Chronic Lymphocytic Leukemia. BTK inhibitors are a new non-cytotoxic targeted therapy and a number of Phase III studies are ongoing. In fact, these tests are a good example of the compelling value proposition of genetic testing. New targeted therapies can be very effective and quite expensive, and these tests help physicians choose the right therapy for the individual patient. They substantially improve cancer care and help avoid therapies that will not be effective. Our clients have been very receptive to our new molecular offerings and we believe that we have the most comprehensive clinical molecular test menu of any laboratory in the United States. We are also seeing increasing interest in our molecular menu from several pharmaceutical firms. We also introduced a number of NeoTYPETM profiles that combine multiple molecular tests into multi-gene tests targeting specific types of cancer to help pathologists and oncologists determine cancer subtypes on difficult cases. We use next generation sequencing and bi-directional sanger sequencing analysis which we believe is superior to many of the molecular tests being offered by our competitors because we are able to detect mutations that other methods would not detect.

We are also working to develop a proprietary NeoLABTM (Liquid Alternative to Biopsy) Prostate cancer test that is performed on blood plasma and urine rather than on prostate tissue biopsies. There are two goals for this test, a) to diagnose the presence of cancer in patients with BPH (Benign prostatic hyperplasia) and b) to distinguish high-grade from low-grade cancer in patients with prostate cancer. We completed a preliminary patient study in June 2013, and the results were published in March 2014 in the Genetic Testing and Molecular Biomarkers journal. In addition, in February 2014, we completed a follow up study with additional patient samples which confirmed the published preliminary data from the first trial. The results of this second study were presented at the Association of Clinical Oncologists (“ASCO”) meeting in 2014. We are currently conducting a pivotal validation study that is targeting 800-1,000 patients to further validate the efficacy of our NeoLABTM Prostate Test. The NeoLABTM test is available as a Laboratory Developed Test (“LDT”) to patients who want to participate in the ongoing validation on the condition that their treating physician must provide clinical utilization and follow-up data to us as part of the testing process. While further validation work needs to be completed, we continue to be encouraged about the potential for this new test. We are planning an unrestricted commercial launch of the NeoLABTM prostate test in the second half of 2015.

In addition, over the last year we believe we have vastly improved our immunohistochemistry offering, developed a new digital imaging platform and launched several new FISH tests. We expect these new tests to drive growth in the future. We also expect to continue to make investments in R&D that will allow us to commercialize a number of new and innovative genetic tests as scientific and medical technological advances are made.

Diversify

Our third focus area in 2015 is to further diversify our business. In November 2013, we announced an exclusive five-year alliance with Covance Central Laboratories (“Covance”) to provide comprehensive anatomic pathology, histology and specialty laboratory testing services for clinical trials. Covance is the largest contract research organization servicing the needs of the pharmaceutical industry. Through this alliance, Covance’s clients will gain access to fully integrated anatomic pathology and histology (“APH”) services, including immunohistochemistry (“IHC”), fluorescence in-situ hybridization (“FISH”) and molecular testing. As part of this five year agreement, Covance has agreed to utilize NeoGenomics as its exclusive provider of a) technical component FISH testing services for specimens processed in the U.S. and b) professional interpretations for global APH tests, subject to certain limited exceptions. We believe Covance specifically selected NeoGenomics as their long-term partner to provide seamless global testing services supporting oncology and companion diagnostics strategies for biopharmaceutical firms around the world. In addition to accessing the clinical trials market through our relationship with Covance, we also directly serve pharmaceutical companies. We believe our broad Molecular testing menu has led several pharmaceutical firms to contact us directly about projects. We currently have ongoing clinical trials with numerous international pharmaceutical firms and we expect clinical trials testing to be a major component of our diversification strategy in coming years.

Get Lean

We are also focused on becoming more efficient and reducing our cost per test. Our best practice teams work with our information technology teams to make improvements in efficiencies to our lab processes. We are using information systems and technology to move NeoGenomics further along the path of being a “fully digital lab”, that uses on-line ordering, bar coding, specimen tracking, and other tools to create a streamlined, seamless, and efficient lab. In 2014, we completed a major facility upgrade to our Fort Myers, Florida lab location, which has allowed us to increase our efficiencies and reduce our cost per test. These Lean initiatives are having a dramatic impact on our cost structure and have allowed us to absorb reductions in average revenue per test with minimal impact to gross margin. During the years ended December 31, 2014 and 2013, we reduced our average cost of goods sold per test in our “Base Business” (excluding Path Logic) by 4.7% and 12.2%, respectively, versus the comparable periods in 2013 and 2012.

Competitive Strengths

Turnaround Times

We strive to provide industry leading turnaround times for test results to our clients nationwide. By providing information to our clients in a rapid manner, physicians can begin treating their patients as soon as possible. We believe our average 4-5 day turnaround time for our cytogenetics testing services, our average 3-4 day turnaround time for FISH testing services, our 5-7 day turnaround time for molecular testing and our average 1 day turnaround time for flow cytometry and pathology testing services are industry-leading benchmarks for national laboratories. Our consistent timeliness of results is a competitive strength and a driver of additional testing requests by our referring physicians. Rapid turnaround times allow for the performance of other adjunctive tests within an acceptable diagnosis window in order to augment or confirm results and more fully inform treatment options. We believe that our fast turnaround times are a key differentiator versus other national laboratories, and our clients often cite them as a key factor in their relationship with us.

Medical Team

Our team of medical professionals and Ph.Ds. are specialists in the field of genetics, oncology and pathology. Our medical team is led by our Chief Medical Officer, Dr. Maher Albitar, a renowned hematopathologist with extensive experience in molecular and genetic testing. Prior to joining NeoGenomics, Dr. Albitar was Medical Director for Hematopathology and Oncology at the Quest Nichols Institute and Chief R&D Director for Hematopathology and Oncology for Quest Diagnostics. He also served as Section Chief for Leukemia at the University of Texas M. D. Anderson Cancer Center and Medical Director of the MD Anderson Molecular laboratory, one of the first labs of its kind in the United States. In addition to Dr. Albitar, we employ 15 other full-time M.D.s and Ph.Ds in addition to part-time consultants for specific specialties.

Extensive Tech-Only Service Offerings

We launched the first tech-only FISH testing services in the United States in 2006, and we currently have the most extensive menu of tech-only FISH services in the country. We also offer tech-only flow cytometry and immunohistochemistry testing services. These types of testing services allow the professional interpretation component of a test to be billed separately by our physician clients. Our FISH, Flow Cytometry and other tech-only service offerings allow properly trained and credentialed community-based pathologists to extend their own practices by performing professional interpretations services, which allows them to better service the needs of their local clientele without the need to invest in the lab equipment and personnel required to perform the technical component of genetic and molecular testing.

Our tech-only services are designed to give pathologists the option to choose, on a case by case basis, whether they want to order just the technical information and images relating to a specific test so they can perform the professional interpretation, or order “global” services and receive a comprehensive test report which includes a NeoGenomics

Pathologist’s interpretation of the test results. Our clients appreciate the flexibility to access NeoGenomics’ medical staff for difficult or complex cases or when they are otherwise unavailable to perform professional interpretations. We believe this innovative approach to serving the needs of pathology clients results in longer term, more committed client relationships that are more akin to strategic partnerships. Our extensive tech-only service offerings have differentiated NeoGenomics and allowed us to compete more effectively against larger, more entrenched competitors in our niche of the industry.

Global Service Offerings

We also offer a full set of global services to meet the needs of those clients who are not credentialed and trained in interpreting genetic tests and who are looking for specialists to interpret the testing results for them. In our global service offerings, our lab performs the technical component of the tests and our M.D.s and Ph.Ds. provide the interpretation services. Our professional staff is also available for post-test consultative services. These clients rely on the expertise of our medical team to give them the answers they need in a timely manner to help inform their diagnoses and treatment decisions. Many of our tech-only clients also rely on our medical team for difficult or challenging cases by ordering our global testing services on a case-by-case basis or our medical team can serve as a backup to support our clients who need help to satisfy the continued and demanding requirements of their practice. Our reporting capabilities allow for all relevant case data from our global services to be captured in one summary report. When providing global services, NeoGenomics performs both the technical and professional component of the test, which results in a higher reimbursement level.

Client Education Programs

We believe we have one of the most extensive client education programs in the genetic and molecular testing industry. We train pathologists how to use and interpret genetic testing services so that they can better interpret technical data and render their diagnosis, which allows them to participate in our TC-PC program. Our educational programs include an extensive library of on-demand training modules, online courses, and custom tailored on-site training programs that are designed to prepare clients to utilize our tech-only services. We offer training and information on new cancer tests and the latest developments in the field of molecular genetic testing. Each year, we also regularly sponsor seminars and webinars on emerging topics of interest in our field. Our medical staff is involved in many aspects of our training programs.

Superior Testing Technologies And Instrumentation

We use some of the most advanced testing technologies and instrumentation in the laboratory industry. The use of next generation sequencing in our molecular testing allows us to detect multiple mutations which can be missed with single point mutation analysis. Many laboratories rely on more limited molecular tests which only detect single elements on a gene. Our automated FISH and Cytogenetics tools allow us to deliver the highest quality testing to our clients and our Flow Cytometry laboratory is one of only a few in the country using 10-color Flow Cytometry analysis technology on a technical-only basis. We are one of only a few laboratories with an electron microscopy (EM) department for diagnosis in complex renal case analysis.

Laboratory Information System (LIS)

We believe we have a state-of-the-art Laboratory Information System (“LIS”) that interconnects our locations and provides flexible reporting solutions to clients. This system allows us to standardize testing and deliver uniform test results and images throughout our network, regardless of the location that any specific portion of a test is performed within our network. This allows us to move specimens and image analysis work between locations to better balance our workload. Our LIS also allows us to offer highly specialized and customizable reporting solutions to our tech-only clients. For instance, our tech-only FISH and Flow Cytometry applications allow our community-based pathologist clients to tailor individual reports to their specifications and incorporate only the images they select and then issue and sign-out such reports using our system. Our customized reporting solution also allows our clients to incorporate test results performed on ancillary tests not performed at NeoGenomics into summary report templates. This FlexREPORTtm feature has been well-received by clients.

National Direct Sales Force

Our direct sales force has been trained extensively in cancer genetic testing and consultative selling skills to service the needs of clients. Our sales representatives (“Territory Business Managers”) are organized into three regions (Northeast, Central and West). These sales representatives all utilize our custom Customer Relationship Management System (“CRM”) to manage their territories, and we have integrated all of the important customer care functionality within our LIS into the CRM so that our Territory Business Managers can stay informed of emerging issues and opportunities within their regions. Our in-house customer care team is aligned with our field sales team to serve the needs of our clients by utilizing the same LIS and CRM. Our field teams can see in real-time when a client calls the laboratory, the reason for the call, the resolution, and if face-to-face interaction is needed for follow-up.

Geographic Locations

Many high complexity laboratories within the cancer testing niche have frequently operated a core facility on either the West Coast or the East Coast of the United States to service the needs of their customers around the country. We believe our clients and prospects desire to do business with a laboratory with national breadth and a local presence. We have six facilities, three large laboratory locations in Fort Myers, Florida, West Sacramento, California and Irvine, California and three smaller laboratory locations in Fresno, California, Nashville, Tennessee and Tampa, Florida. Our objective is to “operate one lab with six locations” in order to deliver standardized, high quality, test results. We intend to continue to develop and open new laboratories and/or expand our current facilities as market situations dictate and business opportunities arise.

Scientific Pipeline

In the past few years our field has experienced a rapid increase in tests that are tied to specific “genomic pathways”. These predictive tests are typically individualized for a small sub-set of patients with a specific subtype of cancer. The therapeutic target in the genomic pathway is typically a small molecule found at the level of the cell surface, within the cytoplasm and/or within the nucleus. These genomic pathways, known as the “Hallmarks of Cancer”, contain a target-rich environment for small-molecule “anti-therapies”. These anti-therapies target specific mutations in the major cancer pathways such as the Proliferation Pathway, the Apoptotic Pathway, the Angiogenic Pathway, the Metastasis Pathway, and the Signaling Pathways and Anti-Signaling Pathways.

Critical Accounting Policies

The preparation of financial statements in conformity with United States generally accepted accounting principles requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Our management routinely makes judgments and estimates about the effects of matters that are inherently uncertain. For a complete description of our significant accounting policies, see Note B to our Consolidated Financial Statements included in this prospectus.

Our critical accounting policies are those where we have made difficult, subjective or complex judgments in making estimates, and/or where these estimates can significantly impact our financial results under different assumptions and conditions. Our critical accounting policies are:

•	Revenue Recognition

•	Accounts Receivable

•	Intangible Assets

•	Stock Based Compensation

•	Deferred taxes

•	Goodwill

Revenue Recognition

The Company recognizes revenues when (a) the price is fixed or determinable, (b) persuasive evidence of an arrangement exists, (c) the service is performed and (d) collectability of the resulting receivable is reasonably assured.

The Company’s specialized diagnostic services are performed based on a written test requisition form or electronic equivalent and revenues are recognized once the diagnostic services have been performed, and the results have been delivered to the ordering physician. These diagnostic services are billed to various payers, including Medicare, commercial insurance companies, other directly billed healthcare institutions such as hospitals and clinics, and individuals. The Company reports revenues from contracted payers, including Medicare, certain insurance companies and certain healthcare institutions, based on the contractual rate, or in the case of Medicare, published fee schedules. The Company reports revenues from non-contracted payers, including certain insurance companies and individuals, based on the amount expected to be collected. The difference between the amount billed and the amount estimated to be collected from non-contracted payers is recorded as an contractual allowance to arrive at the reported net revenues. The expected revenues from non-contracted payers are based on the historical collection experience of each payer or payer group, as appropriate. The

Company records revenues from patient pay tests net of a large discount and as a result recognizes minimal revenue on those tests. The Company regularly reviews its historical collection experience for non-contracted payers and adjusts its expected revenues for current and subsequent periods accordingly. The following table reflects our estimate of the breakdown of net revenue by type of payer for the fiscal years ended December 31, 2014, 2013, and 2012:

	2014	2013	2012
Medicare and other government	20%	25%	36%
Commercial Insurance	27%	25%	29%
Client Direct Billing	50%	43%	33%
Patient and year-end accrual	3%	7%	2%

Total	100%	100%	100%

Our proportion of client direct billing has increased due to the expiration of the “TC-Grandfather clause” in 2012, which shifted the billing for the technical component of certain anatomic pathology services away from Medicare and directly to Hospitals.

Trade Accounts Receivable and Allowance For Doubtful Accounts

Accounts receivable are comprised of amounts due from sales of the Company’s specialized diagnostic services and are recorded at the invoiced amount, net of discounts and contractual allowances. The allowance for doubtful accounts is estimated based on the aging of accounts receivable with each payer category and the historical data on bad debts in these aging categories. In addition, the allowance is adjusted periodically for other relevant factors, including regularly assessing the state of our billing operations in order to identify issues which may impact the collectability of receivables or allowance estimates. Revisions to the allowance are recorded as an adjustment to bad debt expense within general and administrative expenses. After appropriate collection efforts have been exhausted, specific receivables deemed to be uncollectible are charged against the allowance in the period they are deemed uncollectible. Recoveries of receivables previously written-off are recorded as credits to the allowance.

The following tables present the dollars and percentage of the Company’s gross accounts receivable from customers outstanding by aging category at December 31, 2014 and 2013:

NEOGENOMICS AGING OF RECEIVABLES BY PAYER GROUP

December 31, 2014

Payer Group	0-30%		31-60%		61-90%		91-120%		>120%		Total	%
Client	$3,704,604	15%	$3,211,330	13%	$1,639,036	7%	$1,017,923	4%	$2,347,571	9%	$11,920,464	48%
Commercial Insurance	825,805	4%	719,305	3%	766,941	3%	748,200	3%	3,762,822	15%	6,823,073	28%
Medicaid	14,974	—%	4,262	—%	10,839	—%	22,942	—%	340,195	2%	393,212	2%
Medicare	720,502	3%	927,093	4%	727,280	3%	327,007	1%	1,262,910	5%	3,964,792	16%
Private Pay	27,131	—%	24,279	—%	29,022	—%	20,111	—%	158,634	1%	259,177	1%
Unbilled Revenue	1,294,321	5%	—	—%	—	—%	—	—%	—	—%	1,294,321	5%

Total	$6,587,337	27%	$4,886,269	20%	$3,173,118	13%	$2,136,183	8%	$7,872,132	32%	$24,655,039	100%

NEOGENOMICS AGING OF RECEIVABLES BY PAYER GROUP

December 31, 2013

Payer Group	0-30%		31-60%		61-90%		91-120%		>120%		Total	%
Client	$2,716,164	11%	$1,728,152	7%	$1,232,594	6%	$581,713	3%	$905,057	4%	$7,163,680	31%
Commercial Insurance	341,364	2%	985,446	4%	740,250	3%	557,269	2%	3,883,242	17%	6,507,571	28%
Medicaid	21,509	0%	75,820	0%	76,713	0%	87,291	0%	285,383	2%	546,716	2%
Medicare	349,224	2%	1,016,452	5%	1,169,982	5%	636,039	3%	3,057,915	13%	6,229,612	28%
Private Pay	8,562	0%	—	—%	11,459	0%	1,661	0%	88,416	0%	110,098	0%
Unbilled Revenue	2,634,940	11%	—	—%	—	—%	—	—%	—	—%	2,634,940	11%

Total	$6,071,763	26%	$3,805,870	16%	$3,230,998	14%	$1,863,973	8%	$8,220,013	36%	$23,192,617	100%

The following table represents our allowance balances at each balance sheet date presented and that allowance as a percentage of gross accounts receivable:

	December 31,
	2014	2013	Change
Allowance for doubtful accounts	$4,180,000	$4,540,000	$(360,000)
As a % of total accounts receivable	17.0%	19.6%

For the year ended December 31, 2014 our allowance for doubtful accounts decreased $0.4 million as compared to the year ended December 31, 2013. The decrease is attributed to the fact that we had strong cash collections during 2014 and a significant reduction in days-sales-outstanding. This resulted in less doubtful accounts than in the past based on the aging of our accounts receivable. We saw a drop in our percentage of receivables over 120 days from 36% at December 31, 2013 to 32% at December 31, 2014. As a percentage of total accounts receivable, the allowance for doubtful accounts decreased to 17.0% at December 31, 2014 from 19.6% at December 31, 2013.

Intangible Assets

As a result of the acquisition of Path Logic in July 2014, we recorded $1.93 million of customer relationships as an intangible asset and we are amortizing this intangible asset over a thirteen year period.

On January 6, 2012 we acquired approximately $3.0 million of intangible assets related to our Master License Agreement (“the License Agreement”) with HDC pursuant to which we were granted an exclusive worldwide license to utilize 84 issued and pending patents to develop and commercialize laboratory developed tests (“LDTs”) and other products relating to hematopoietic and solid tumor cancers. The licensed intellectual property and know-how relates to support vector machine (“SVM”), recursive feature elimination (“SVM-RFE”), fractal genomic modeling (“FGM”) and other pattern recognition technology as well as certain patents relating to digital image analysis, biomarker discovery, and gene and protein-based diagnostic, prognostic, and predictive testing.

Under the terms of the License Agreement, we may, subject to certain limitations, use, develop, make, have made, modify, sell, and commercially exploit products and services in the fields of laboratory testing, molecular diagnostics, clinical pathology, anatomic pathology and digital image analysis relating to the development, marketing, production or sale of any LDTs or other products used for diagnosing, ruling out, predicting a response to treatment, and/or monitoring treatment of any hematopoietic and solid tumor cancers excluding cancers affecting the retina and breast cancer (collectively, the “Field”).

The License Agreement allows us to develop and sell any gene, gene-product or protein-based LDTs based on HDC’s technology in the Field and provides for sublicensing rights and the assignment of the License Agreement, in whole or in part, in our discretion. The License Agreement further provides us with access to certain HDC personnel and consulting resources in the fields of mathematics and in genetic and molecular test development. The licensed technology also includes, among other things, certain tests, algorithms and computer software which have already been developed by HDC. We intend to focus on developing prostate, pancreatic, and colon cancer LDTs. In addition, we plan to develop interpretation software that will help to automate the analysis of cytogenetics and flow cytometry tests.

The intangible assets from HDC were valued at cost of the assets as we acquired the assets in an arms-length transaction. We present intangible assets net of accumulated amortization in our financial statements. We have three classes of intangible assets related to the HDC agreement and each class of intangible assets is amortized over its estimated service period from service date through the weighted average patent expiration date of each class of patents or the period of economic benefit. We continually review the estimated pattern in which the economic benefits will be consumed and adjust the amortization period and our pattern to match our estimate.

These intangible assets had amortization expense of $295,000, $223,000 and $182,000 during the years ended December 31, 2014, 2013 and 2012, respectively and a net book value of approximately $4.2 million and $2.6 million as of December 31, 2014 and December 31, 2013, respectively. The amortization expense for the Health Discovery licenses is currently included as a research and development expense and the Path Logic customer list is included in general and administrative expense in the consolidated statement of operations. We will continue to record the amortization of customer relationships as a general and administrative expense. We will continue to record the amortization of the Support Vector Machine (SVM) technology, the Laboratory developed tests (LDT) technology and the Flow Cytometry and Cytogenetics technology intangibles as a research and development expense until such time that we have products, services or cost savings directly attributable to these intangible assets that would require that it to be recorded in cost of goods sold.

We review our long-lived assets for recoverability if events or changes in circumstances indicate the assets may be impaired. This circumstance exists when the carrying amount of the asset exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. At December 31, 2014, we believe the carrying value of our long-lived assets is recoverable.

Stock Based Compensation

The Company recognizes compensation costs for all share-based payment awards made to employees, non-employee contracted physicians and directors based upon the awards’ grant-date fair value.

For stock options, the Company uses a trinomial lattice option-pricing model to estimate the grant-date fair value of stock option awards, and recognizes compensation cost on a straight-line basis over the awards’ requisite service periods for employees and ratably for non-employees. The Company’s periodic expense is adjusted for actual forfeitures.

See Note B – Summary of Significant Accounting Policies - Stock-Based Compensation and Note H – Stock Options, Stock Purchase Plan and Warrants in the Notes to Consolidated Financial Statements for more information regarding the assumptions used in our valuation of stock-based compensation.

Deferred Taxes

Our accounting for deferred tax consequences represents our best estimate of future events that can be appropriately reflected in accounting estimates. Changes in existing tax laws, regulations, rates and future operating results may impact the amount of deferred tax liabilities and deferred tax assets over time. We allocate our deferred tax asset and liabilities based on the classification of the item creating the deferred or when we believe the deferred will be realized if there is no corresponding item. The valuation allowance is allocated based on the gross deferred tax asset.

The Company recorded a valuation allowance to reduce our deferred tax asset to an amount that we expected to be realized. The Company considers all positive and negative evidence to determine the adequacy of the recorded valuation allowance. The factors included in the analysis are historical and projected future taxable income including expectations of pending contracts and evolving business practices of our industry. If we determine that it is more likely than not that we will be able to use a deferred tax asset in the future in excess of its carrying value, an adjustment to the deferred tax asset valuation allowance would be made to reduce income tax expense. Although we posted pre-tax income in 2013 and 2014, due to the unsettled circumstances around reimbursement reductions in 2015, which includes further Medicare rate reductions and the fact that we believe that most commercial insurance companies will follow Medicare’s reimbursement framework and will reduce reimbursement for the effected Medicare CPT codes, we believe that our profitability for 2015 is not reasonably assured and thus we continued to record the full valuation allowance against our net deferred tax assets at December 31, 2014.

Goodwill

The Company evaluates goodwill on an annual basis in the fourth quarter or more frequently if management believes indicators of impairment exist. Such indicators could include, but are not limited to (1) a significant adverse change in legal factors or in business climate, (2) unanticipated competition, or (3) an adverse action or assessment by a regulator. The Company first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. If management concludes that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, management conducts a two-step quantitative goodwill impairment test. The first step of the impairment test involves comparing the fair value of the applicable reporting unit with its carrying value. The Company estimates the fair values of its reporting units using a combination of the income, or discounted cash flows, approach and the market approach, which utilizes comparable companies’ data. If the carrying amount of a reporting unit exceeds the reporting unit’s fair value, management performs the second step of the goodwill impairment test. The second step of the goodwill impairment test involves comparing the implied fair value of the affected reporting unit’s goodwill with the carrying value of that goodwill. The amount, by which the carrying value of the goodwill exceeds its implied fair value, if any, is recognized as an impairment loss. The Company’s evaluation of goodwill completed during the year resulted in no impairment losses.

Results of Operations for the year ended December 31, 2014 as compared with the year ended December 31, 2013

The following table presents the condensed consolidated statements of operations as a percentage of revenue:

	For the years ended December 31.
	2014	2013
NET REVENUE	100.0%	100.0%
COST OF REVENUE	53.2%	52.2%

GROSS PROFIT	46.8%	47.8%
OPERATING EXPENSES:
General and administrative	27.3%	26.2%
Research and development	3.1%	3.7%
Sales and marketing	13.8%	13.1%

TOTAL OPERATING EXPENSES	44.2%	43.0%

INCOME FROM OPERATIONS	2.6%	4.8%
INTEREST AND OTHER EXPENSE – NET	(1.1)%	(1.5)%

NET INCOME BEFORE INCOME TAXES	1.5%	3.3%
INCOME TAXES	0.2%	0.2%
NET INCOME	1.3%	3.1%

Revenue

Our revenue, requisition and test metrics for NeoGenomics, Inc. excluding Path Logic (“Base Business”) for the years ended December 31, 2014 and 2013 are as follows:

	FY 2014	FY 2013	% Change
Client Requisitions Received (Cases)	113,087	88,431	27.9%
Number of Tests Performed	177,279	137,317	29.1%
Average Number of Tests/Requisition	1.57	1.55	1.0%

Total Testing Revenue	$82,194,000	$66,467,000	23.7%
Average Revenue/Requisition	$727	$752	(3.3)%
Average Revenue/Test	$464	$484	(4.2)%

The following table shows the requisitions and revenue for Path Logic for the corresponding periods in 2014:

Supplemental Information on Customer Requisitions Received

Path Logic (1)	For the period from July 8, 2014 through December 31, 2014
Requisitions Rec’d (cases)	38,989
Total Testing Revenue	$4,875,000
Avg Revenue/Requisition	$125

(1)	These Path Logic requisition counts and revenue are for the period from our acquisition on July 8, 2014 through December 31, 2014

Our 24% year-over-year revenue growth in our Base Business is a result of a broad based increase in the number of new clients. Our average revenue per test decrease of approximately 4% in our Base Business was primarily result of the National Correct Coding Initiative “NCCI” FISH testing edits issued in December 2013. Effective as of January 1, 2014, the NCCI created a contradiction with respect to long-established billing practices for FISH testing. The new FISH edits reduced the number of billable units that laboratories should bill for certain multi-probe FISH tests is less than the previously established guidance. We expect our average revenue per test in our Base Business to decline further in 2015 as a result of further Medicare rate reductions.

The American Medical Association changed the CPT coding structure for FISH and Immunohistochemistry testing for 2015. These two key testing areas have new CPT codes that may not be recognized by Commercial Insurances until they update their processing systems. This could result in delays in processing our claims and could increase our days-sales-outstanding (“DSO’s”). We also believe that most Commercial Insurance plans will follow Medicare’s reimbursement framework and will reduce reimbursement for these new CPT codes. While the impact cannot be specifically measured at this time, it will have the effect of lowering average reimbursement per test in 2015.

Our consolidated revenue was approximately $87.1 million for the twelve months ended December 31, 2014 as compared to $66.5 million for the comparable period in 2013. Revenue increased by 31.0% for the twelve months ended December 31, 2014 when compared to the comparable period in 2013, because of the increase in clients described above and due to the acquisition of Path Logic resulting in $4.9 million of revenue or 7.3% of the increase in revenue. The revenue amount for Path Logic is for the period from our acquisition on July 8, 2014 through December 31, 2014.

Cost of Revenue and Gross Profit

Cost of revenue includes payroll and payroll related costs for performing tests, depreciation of laboratory equipment, rent for laboratory facilities, laboratory reagents, probes and supplies, and delivery and courier costs relating to the transportation of specimens to be tested.

The consolidated cost of revenue and gross profit metrics are as follows:

	For the years ended December 31,
	2014	2013	Change	% Change
Cost of Revenue	$46,355,000	$34,730,000	$11,625,000	33.5%
Cost of Revenue as a % of revenue	53.2%	52.2%		1.9%
Gross Profit	$40,714,000	$31,737,000	$8,977,000	28.3%
Gross Profit as a % of revenue	46.8%	47.8%		(2.1)%

The cost of revenue and gross profit metrics for the Base Business is as follows:

	For the years ended December 31,
	2014	2013	Change	% Change
Cost of Revenue	$42,739,000	$34,730,000	$8,009,000	23.1%
Cost of Revenue as a % of revenue	52.0%	52.2%		(0.4)%
Gross Profit	$39,455,000	$31,737,000	$7,718,000	24.3%
Gross Profit as a % of revenue	48.0%	47.8%		0.4%
Cost of Revenue per Test	$241.08	$252.92	$(11.84)	(4.7)%
Gross Profit per Test	$222.56	$231.12	$(8.56)	(3.7)%

Overall cost of revenue for the Base Business increased in 2014 due to the increases in our testing volumes. The 4.7% decline in cost of revenue per test for these periods was the result of several factors, including:

•	Improved productivity in our laboratory, as we experienced an increase in the amount of tests processed per laboratory FTE (full time equivalent personnel). This was driven by improved capacity planning and utilization along with several process improvements in the laboratory.

•	We were able to decrease our logistics cost through internalizing certain courier routes that were previously serviced by contract courier services.

•	Our supplies cost as a percentage of revenue declined based on efforts made to reduce price from certain key vendors and efforts by the best practice teams to reduce any supply waste.

Our best practice teams work closely with our Information Technology team to re-design our systems and processes to improve efficiencies. We continue to focus on improving our laboratory operations in order to continue to drive further improvements in our cost per test. We believe that we will continue to realize a reduction in average cost per test in future periods based on the activities of our best practices teams. We expect that the reductions in the average revenue per test described in the revenue section earlier in this management discussion and analysis will exert further pressure on our margins and that as a result we will see a reduction in gross profit as a percentage of revenue.

The cost of revenue and gross profit metrics for Path Logic for the period from July 8, 2014 to December 31, 2014 are as follows:

Path Logic (1)	For the period from July 8, 2014 through December 31, 2014
Cost of revenue	$3,616,000
Cost of revenue as a % of revenue	74.2%
Gross Profit	$1,259,000
Gross Profit as a % of revenue	25.8%

(1)	These Path Logic cost of revenue and gross profit amounts are for the period from our acquisition on July 8, 2014 through December 31, 2014

Sales and Marketing

Sales and marketing expenses relate primarily to the employee related costs of our sales management, sales representatives, sales and marketing consultants, marketing, and customer service personnel.

	For the years ended December 31.
	2014	2013	Change	% Change
Sales and marketing	$11,999,000	$8,726,000	$3,273,000	37.5%
As a % of revenue	13.8%	13.1%

The approximate 38% increase in sales and marketing for the year ended December 31, 2014 as compared to the year ended December 31, 2013 was primarily the result of increased personnel in our sales organization and all associated costs related to those personnel. Sales and marketing expenses increased only 0.7% as a percentage of revenue. We have added new territories in new geographies across the country and expect this to continue in 2015. The sales and marketing expenses for Path Logic are from our period of acquisition on July 8, 2014 through December 31, 2014 and were approximately $0.3 million.

We expect our overall sales and marketing expenses to increase modestly in 2015. We also anticipate making some limited additions to our sales team in 2015.

General and Administrative Expenses

General and administrative expenses relate to billing, bad debts, finance, human resources, information technology and other administrative functions. They primarily consist of employee related costs (such as salaries, fringe benefits, and stock-based compensation expense), professional services, facilities expense, and depreciation and administrative-related costs allocated to general and administrative expenses.

	For the years ended December 31.
	2014	2013	Change	% Change
General and administrative	$23,808,000	$17,397,000	$6,411,000	36.9%
As a % of revenue	27.3%	26.2%

General and administrative expenses increased approximately 37%, for the year ended December 31, 2014 as compared to the year ended December 31, 2013. This increase is primarily a result of adding information technology and billing personnel to support the increase in our testing volumes as well as health and business insurance costs, depreciation and increases in other professional fees. This increase also includes the general and administrative expenses related to our acquisition of Path Logic from the period of acquisition on July 8, 2014 through December 31, 2014 and was approximately $1.7 million. General and administrative expenses increased 1% as a percentage of revenue.

Bad debt expense, in dollars, decreased by approximately 13%, or $0.4 million to $2.4 million for the year ended December 31, 2014 as compared to $2.8 million for the year ended December 31, 2013. Bad debt as a percentage of revenue decreased to 2.8% for the year ended December 31, 2014 from 4.2% of revenue for the year ended December 31, 2013. This decrease was the result of increased cash collections during the year ended December 31, 2014, cash collected on balances previously written off, and the need to carry a smaller allowance for doubtful accounts at December 31, 2014 than at December 31, 2013.

We expect our general and administrative expenses to increase as we add personnel, increase our billing and collections activities; incur additional expenses associated with the expansion of our facilities and backup systems; and continue to build our physical infrastructure to support our anticipated growth. However, we expect general and administrative expenses to decline as a percentage of our revenue as our case volumes increase and as we continue to develop more operating leverage in our business.

Research and Development Expenses

Research and development (R&D) expenses relate to cost of developing new proprietary and non-proprietary genetic tests. R&D expenses consist of payroll for our R&D staff, supplies cost, stock compensation expense, as well as cost related to our licensing agreement with Health Discovery Corporation, including amortization of the licensed technology.

	For the years ended December 31.
	2014	2013	Change	% Change
Research and development	$2,689,000	$2,440,000	$249,000	10.2%
As a % of revenue	3.1%	3.7%

The increase in research and development expenses is primarily a result of increased supplies and labor costs partially offset by a decrease in stock based compensation expense. R&D expenses for the year ended December 31, 2014, included $200,000 and $50,000 of stock based compensation expenses for non-employee options and warrants as compared to $252,000 and $231,000 for the comparable period in 2013. We anticipate an ongoing investment in research and development as we develop new genetic tests in 2015 and expand our R&D staffing.

Interest and Other Expense

Interest and other income and expense primarily represents the interest expense we incur on our borrowing arrangements, primarily comprised of interest paid on capital lease obligations and interest payable on advances under our revolving credit facility with Capital Source for the period we had the revolving credit facility in 2014 offset by the interest income we earn on cash deposits. Interest expense decreased from approximately $1.0 million in 2013 to $0.9 million in 2014, reflecting lower borrowings, particularly related to our revolving credit facility which was terminated in August 2014, after our equity raise, and partially offset by an increase in capital lease obligations as we acquired additional equipment to support our increasing volume of business.

Net Income

The following table provides the net income for each period along with the computation of basic and diluted net income per share for the year ended December 31, 2014 and 2013 (in thousands, except per share amounts):

	Years Ended December 31,
	2014	2013
Net income	$1,132	$2,033

Basic weighted average shares outstanding	53,483	48,263
Effect of potentially dilutive securities	2,533	4,512

Diluted weighted average shares outstanding	56,016	52,775

Basic net income per share	$0.02	$0.04

Diluted net income per share	$0.02	$0.04

We expect that the reductions to revenue from the 2015 reimbursement reductions and the impact to our average revenue per test to put pressure on our expected net income for 2015.

Non-GAAP Measures

“Adjusted EBITDA” is defined by NeoGenomics as net income from continuing operations before (i) interest expense, (ii) tax expense, (iii) depreciation and amortization expense, (iv) non-cash stock-based compensation and warrant amortization expense, (v) transaction expenses related to acquisitions and potential acquisitions, (vi) costs related to terminating our credit facility, and (vii) other extraordinary or non-recurring charges. NeoGenomics believes that Adjusted EBITDA provides a more consistent measurement of operating performance and trends across reporting periods by excluding these cash and non-cash items of expense not directly related to ongoing operations from income. Adjusted EBITDA also assists investors in performing analysis that is consistent with financial models developed by research analysts.

Adjusted EBITDA as defined by NeoGenomics is not a measurement under GAAP and may differ from non-GAAP measures used by other companies. There are limitations inherent in non-GAAP financial measures such as Adjusted EBITDA because they exclude a variety of charges and credits that are required to be included in a GAAP presentation, and do not therefore present the full measure of NeoGenomics recorded costs against its net revenue. Accordingly, investors should consider non-GAAP results together with GAAP results in analyzing NeoGenomics financial performance.

The following is a reconciliation of GAAP net income to Non-GAAP EBITDA and Adjusted EBITDA for the years ending December 31, 2014 and 2013:

	For the years ended December 31,
	2014	2013
Net income (Per GAAP)	$1,132,000	$2,033,000

Adjustments to Net Income:
Interest expense (income), net	985,000	989,000
Amortization of intangibles	295,000	223,000
Income taxes	157,000	152,000
Depreciation of property and equipment	5,345,000	4,189,000

EBITDA (non-GAAP)	7,914,000	7,586,000

Further Adjustments to EBITDA:
Acquisition related transaction expense	473,000	—
Costs of terminating credit facility	98,000	—
Non-cash stock-based compensation	691,000	929,000

Adjusted EBITDA (non-GAAP)	$9,176,000	$8,515,000

Adjusted EBITDA as % of Revenue	10.5%	12.8%

Results of Operations for the year ended December 31, 2013 as compared with the year ended December 31, 2012

The following table presents the condensed consolidated statements of operations as a percentage of revenue:

	For the years ended December 31.
	2013	2012
NET REVENUE	100.0%	100.0%
COST OF REVENUE	52.2%	55.2%

GROSS PROFIT	47.8%	44.8%

OPERATING EXPENSES:
General and administrative	26.2%	26.5%
Research and development	3.7%	3.8%
Sales and marketing	13.1%	12.5%

TOTAL OPERATING EXPENSES	43.0%	42.8%

INCOME FROM OPERATIONS	4.8%	2.0%

INTEREST AND OTHER INCOME (EXPENSE) – NET	(1.5)%	(1.9)%

NET INCOME BEFORE INCOME TAXES	3.3%	0.1%
INCOME TAXES	0.2%	0.0%
NET INCOME	3.1%	0.1%

Revenue

Our revenue, requisition and test metrics for the years ended December 31, 2013 and 2012 are as follows:

	FY 2013	FY 2012	% Change
Client Requisitions Received (Cases)	88,431	73,773	19.9%
Number of Tests Performed	137,317	114,606	19.8%
Average Number of Tests/Requisition	1.55	1.55	0.0%

Total Testing Revenue	$66,467,000	$59,867,000	11.0%
Average Revenue/Requisition	$752	$812	(7.4)%
Average Revenue/Test	$484	$522	(7.3)%

Our 11% year-over-year revenue growth is a result of a broad based increase in the number of new clients, including new office locations for our one client with approximately 50 locations. This client represented 15.8% and 14.9% of our total revenue for the years ended December 31, 2013 and 2012, respectively.

Our average revenue per test and per requisition decrease of approximately 7% was primarily attributable to the expiration of the TC Grandfather clause and a modest impact by an increasing proportion of lower average revenue molecular and immunohistochemistry tests in our test mix.

On February 22, 2012, the Middle Class Tax Relief Act (“MCTRA”) was enacted. The MCTRA included a provision that specified that the Centers for Medicare and Medicaid Services (“CMS”) Technical Component Grandfather Clause (“TC Grandfather”) would expire on June 30, 2012. The TC Grandfather clause had allowed independent laboratories like us to bill Medicare directly for the technical component of certain hospital in-patient and out-patient laboratory tests reimbursable off of the Medicare Physician Fee Schedule for hospitals that had a relationship with an independent pathology lab prior to July 22, 1999. As a result of this regulatory change, since becoming effective July 1, 2012, we were now required to bill hospitals directly for these technical component services. Our hospital clients, however, receive no incremental reimbursement for in-patient tests and only limited incremental reimbursement for out-patient tests. Beginning in the third quarter of 2012, the expiration of the TC Grandfather clause created price competition in approximately 18% of our revenue base, where previously there had been none. This caused an impact to revenue and also directly impacted gross margin and net income by approximately $2.6 million when comparing the year ended December 31, 2013 to the year ended December 31, 2012. The requirement to submit claims to our clients directly, instead of Medicare, has also had an impact on the time it takes for us to collect on the receivables for the tests in question. Medicare typically pays each claim filed within 3 to 4 weeks of filing, however, clients typically get billed only once a month for all claims, and the collection cycle time from clients is generally 30-90 days or more from the time they receive our bill. While we could bill Medicare on a daily basis, many of our hospital clients want only one cumulative bill at the end of the month.

Cost of Revenue and Gross Profit

Cost of revenue includes payroll and payroll related costs for performing tests, depreciation of laboratory equipment, rent for laboratory facilities, laboratory reagents, probes and supplies, and delivery and courier costs relating to the transportation of specimens to be tested.

	For the years ended December 31,
	2013	2012	Change	% Change
Cost of Revenue	$34,730,000	$33,031,000	$1,699,000	5.1%
Cost of Revenue as a % of revenue	52.2%	55.2%		(5.4)%
Gross Profit	$31,737,000	$26,836,000	$4,901,000	18.3%
Gross Profit as a % of revenue	47.8%	44.8%		6.7%
Cost of Revenue per Test	$252.92	$288.21	$(35.29)	(12.2)%
Gross Profit per Test	$231.12	$234.16	$(3.04)	(1.3)%

Overall cost of revenue increased in 2013 due to the increases in our testing volumes. The decline in cost of revenue per test for these periods was the result of several factors, including:

•	Improved productivity in our laboratory, as we experienced an increase in the amount of tests processed per laboratory FTE (full time equivalent personnel). This was driven by improved capacity planning and utilization along with several process improvements in the laboratory.

•	We experienced a reduction in test send-outs to other laboratories as a result of our expanded Molecular test services menu and a reduction in our contract labor due to our expanded medical staff.

•	We were able to decrease our logistics cost through internalizing certain courier routes that were previously serviced by contract courier services.

•	Our supplies cost as a percentage of revenue declined based on efforts made to reduce price from certain key vendors and efforts by the best practice teams to reduce any supply waste.

Our best practice teams work closely with our Information Technology team to re-design our systems and processes to improve efficiencies. We continue to focus on improving our laboratory operations in order to continue to drive further improvements in our cost per test.

Sales and Marketing

Sales and marketing expenses relate primarily to the employee related costs of our sales management, sales representatives, sales and marketing consultants, marketing, and customer service personnel.

	For the years ended December 31.
	2013	2012	Change	% Change
Sales and marketing	$8,726,000	$7,501,000	$1,225,000	16.3%
As a % of revenue	13.1%	12.5%

The approximate 16% increase in sales and marketing for the year ended December 31, 2013 as compared to the year ended December 31, 2012 was primarily the result of increased headcount in our sales organization and all associated costs related to those personnel and commissions increased.

General and Administrative Expenses

General and administrative expenses relate to billing, bad debts, finance, human resources, information technology and other administrative functions. They primarily consist of employee related costs (such as salaries, fringe benefits, and stock-based compensation expense), professional services, facilities expense, and depreciation and administrative-related costs allocated to general and administrative expenses.

	For the years ended December 31.
	2013	2012	Change	% Change
General and administrative	$17,397,000	$15,843,000	$1,554,000	9.8%
As a % of revenue	26.2%	26.5%

General and administrative expenses increased approximately 10%, for the year ended December 31, 2013 as compared to the year ended December 31, 2012. This increase is primarily a result of adding information technology and billing personnel to support the increase in our testing volumes as well as health and business insurance costs, depreciation and increases in other professional fees.

Bad debt expense, in dollars, decreased by approximately 8%, or $0.3 million to $2.8 million for the year ended December 31, 2013 as compared to $3.1 million for the year ended December 31, 2012. Bad debt as a percentage of revenue decreased to 4.2% for the year ended December 31, 2013 from 5.1% of revenue for the year ended December 31, 2012. This decline was the result of changes in our payer mix, resulting in more client billing, which historically has less bad debt than patient or insurance billing.

Research and Development Expenses

Research and development (R&D) expenses relate to cost of developing new proprietary and non-proprietary genetic tests. R&D expenses consist of payroll for our R&D staff, supplies cost, stock compensation expense, as well as cost related to our licensing agreement with Health Discovery Corporation, including amortization of the licensed technology.

	For the years ended December 31.
	2013	2012	Change	% Change
Research and development	$2,440,000	$2,281,000	$159,000	7.0%
As a % of revenue	3.7%	3.8%

The increase in research and development expenses is primarily a result of increased stock compensation expense. R&D expenses for the year ended December 31, 2013, included $252,000 and $231,000 of stock based compensation expenses for non-employee options and warrants as compared to $151,000 and $135,000 for the comparable period in 2012.

Interest and Other (Income) Expense

Interest and other income and expense primarily represents the interest expense we incur on our borrowing arrangements, primarily comprised of interest payable on advances under our revolving credit facility with Capital Source and interest paid on capital lease obligations offset by the interest income we earn on cash deposits. Interest expense decreased from approximately $1.15 million in 2012 to $1.0 million in 2013, reflecting lower borrowings, particularly related to our revolving credit facility and partially offset by an increase in capital lease obligations as we acquired additional equipment to support our increasing volume of business.

Net Income

The following table provides the net income for each period along with the computation of basic and diluted net income per share for the year ended December 31, 2013 and 2012 (in thousands, except per share amounts):

	Years Ended December 31,
	2013	2012
Net income	$2,033	$65

Basic weighted average shares outstanding	48,263	45,027
Effect of potentially dilutive securities	4,512	3,688

Diluted weighted average shares outstanding	52,775	48,715

Basic net income per share	$0.04	$0.00

Diluted net income per share	$0.04	$0.00

Non-GAAP Measures

“Adjusted EBITDA” is defined by NeoGenomics as net income from continuing operations before (i) interest expense, (ii) tax expense, (iii) depreciation and amortization expense, (iv) non-cash stock-based compensation and warrant amortization expense and (v) other extraordinary or non-recurring charges, such as the costs related to moving our California facility. NeoGenomics believes that Adjusted EBITDA provides a more consistent measurement of operating performance and trends across reporting periods by excluding these cash and non-cash items of expense not directly related to ongoing operations from income. Adjusted EBITDA also assists investors in performing analysis that is consistent with financial models developed by research analysts.

Adjusted EBITDA as defined by NeoGenomics is not a measurement under GAAP and may differ from non-GAAP measures used by other companies. There are limitations inherent in non-GAAP financial measures such as Adjusted EBITDA because they exclude a variety of charges and credits that are required to be included in a GAAP presentation, and do not therefore present the full measure of NeoGenomics recorded costs against its net revenue. Accordingly, investors should consider non-GAAP results together with GAAP results in analyzing NeoGenomics financial performance.

The following is a reconciliation of GAAP net income to Non-GAAP EBITDA and Adjusted EBITDA for the years ending December 31, 2013 and 2012:

	For the years ended December 31,
	2013	2012
Net income (Per GAAP)	$2,033,000	$65,000

Adjustments to Net Income:
Interest expense (income), net	989,000	1,146,000
Amortization of intangibles	223,000	182,000
Income taxes	152,000	—
Depreciation of property and equipment	4,189,000	3,637,000

EBITDA (non-GAAP)	7,586,000	5,030,000
Further Adjustments to EBITDA:
Other non-recurring items	—	170,000
Non-cash stock-based compensation	929,000	798,000

Adjusted EBITDA (non-GAAP)	$8,515,000	$5,998,000

Adjusted EBITDA as a % of revenue	12.8%	10.0%

Liquidity and Capital Resources

The following table presents a summary of our cash flows provided by (used in) operating, investing and financing activities for the years ended December 31, 2014 and 2013 as well as the period ending cash and cash equivalents and working capital.

	For the years ended December 31, _
	2014	2013	2012
Net cash provided by (used in):
Operating activities	$9,450,000	$2,227,000	$(492,000)
Investing activities	(9,602,000)	(2,011,000)	(3,652,000)
Financing activities	29,007,000	2,750,000	3,384,000

Net increase (decrease) in cash and cash equivalents	28,855,000	2,966,000	(760,000)
Cash and cash equivalents, beginning of period	4,834,000	1,868,000	2,628,000

Cash and cash equivalents, end of period	$33,689,000	$4,834,000	$1,868,000

Working Capital (1), end of period	$44,119,000	$13,168,000	$823,000

(1)	Defined as current assets less current liabilities.

During the year ended December 31, 2014, our operating activities provided approximately $9.5 million of cash compared with $2.2 million of cash provided in the comparable period in 2013. This increase in cash provided from operations was primarily the result of our profitability and an increase in accounts payable and accrued expenses. Our Days-Sales-Outstanding (or DSO’s) fell by 18 days in 2014 as we transitioned to a new billing system. Our accounts receivable balance has increased by $1.8 million as a result of the Path Logic acquisition.

Cash used in investing activities in 2014 of $9.6 million arose from the acquisition of Path Logic and the purchase of computer and laboratory equipment, tenant improvements, externally developed software interfaces and internally developed software.

Cash used in investing activities in 2013 of $2.0 million arose from the purchase of computer and laboratory equipment, tenant improvements, externally developed software interfaces and internally developed software.

Cash used in investing activities in 2012 arose from the purchase of the intangible assets from Health Discovery Corporation and from the purchase of computer and laboratory equipment, tenant improvements, externally developed software interfaces and internally developed software.

Cash generated by financing activities in 2014 was the result of equity raise completed in August 2014 for $34.3 million partially offset by the pay-off on the revolving credit facility in August 2014. Cash generated by financing activities in 2013 was the result of equity raise completed in March 2013 for $9.2 million partially offset by pay-downs on the revolving credit facility. Cash generated by financing activities in 2012 was the result of advances on our revolving credit facility.

On March 26, 2012, the Parent Company, NeoGenomics Laboratories (together with the Parent Company, the “Borrower”), and CapitalSource Finance LLC (“Capital Source”) entered into a First Amendment (the “Amendment”) to the Amended and Restated Revolving Credit and Security Agreement, dated April 26, 2010 (the “Amended and Restated Credit Agreement” or the “Credit Facility”). The Amended and Restated Credit Agreement amended and restated the original Revolving Credit and Security Agreement dated February 1, 2008, as amended, by and among the Parent Company, Borrower and CapitalSource (the “Original Credit Agreement”). The terms of the Amendment and the Amended and Restated Credit Agreement are substantially similar except that the Amendment, among other things:

I.)	Increased the maximum principal amount of the revolving credit facility (the “Facility Cap”) to $8.0 million from $5.0 million; provided, that the Borrower may request to increase the Facility Cap twice during the term of the Amended and Restated Credit Agreement in increments of $1.0 million to a maximum of $10,000,000;

II.)	Extended the term of the Amended and Restated Credit Agreement to March 26, 2015;

III.)	Revised the definition of “Minimum Termination Fee” to be:

a.	2.5% of the Facility Cap if the Revolver Termination (as defined in the Amended and Restated Credit Agreement) is at any time before March 26, 2013;

b.	1.5% of the Facility Cap if the Revolver Termination is after March 26, 2013 but before March 26, 2014;

c.	0.5% of the Facility Cap if the Revolver Termination is on or after March 26, 2014; and

d.	That there shall be no Minimum Termination Fee if the Revolver Termination occurs within five (5) days of the end of the term.

IV.)	Modified the definition of “Permitted Indebtedness” and “Fixed Charge Coverage Ratio”; and

V.)	Amended Section 3.1 of the Amended and Restated Credit Agreement by deleting “the LIBOR shall be not less than 2.0%” and replacing it with “the LIBOR shall be not less than 1.0%”.

We paid Capital Source a commitment fee of $80,000 in connection with the Amendment.

On July 27, 2012 the Facility Cap was increased from $8.0 million to $9.0 million.

On January 25, 2013 the Borrower and CapitalSource entered into a Second Amendment (the “Second Amendment”) to the Amended and Restated Credit Agreement. The terms of the Second Amendment:

I.)	Increased the Facility Cap to $10.0 million from $9.0 million; provided, that the Borrower may request to increase the Facility Cap twice during the term of the Amended and Restated Credit Agreement in increments of $1.0 million to a maximum of $12,000,000 on or after January 31, 2013;

II.)	Amended Annex 1 of the Credit Facility as follows:

a) Deleted Section 2 of the Annex 1 in its entirety and replaced it with the following:

2. Minimum Cash Velocity

For each Test Period, measured as of the last day of each calendar month ending on or after December 31, 2012, Collections of Accounts of Borrowers collectively shall not be less than the Cash Velocity Percentage of Borrowers net revenue for the Revenue Period less the bad debt expense recognized on the income statement for such Revenue Period.

b)	Added the following definition to the definitions set forth in such Annex in the appropriate alphabetic order:

“Cash Velocity Percentage” means (a) 80% for the period beginning December 31, 2012 and ending on March 31, 2013 and (b) 87.5% at all other times.

We paid Capital Source a commitment fee of $10,000 in connection with the Second Amendment.

On January 24, 2014 the Borrower and CapitalSource entered into a Third Amendment (the “Third Amendment”) to the Amended and Restated Credit Agreement. The terms of the Third Amendment amended the Annex I of the credit agreement to delete the definition of Cash Velocity Percentage in its entirety and to replace it with the following:

Cash Velocity Percentage – shall mean (a) 80% for the period beginning December 31, 2012 and ending on March 31, 2013, (b) 75% for the period beginning December 1, 2013 and ending on March 31, 2014 and (c) 87.5% at all other times.

We paid Capital Source a commitment fee of $5,000 in connection with the Third Amendment.

On July 8, 2014 the Borrower, Path Labs, LLC, (“New Borrower”) and CapitalSource entered into a Joinder and Fourth Amendment (the “Fourth Amendment”) to the Amended and Restated Credit Agreement. The Fourth Amendment added the New Borrower to the credit agreement and allowed for them to borrow under the facility. All other terms of the credit agreement remained unchanged.

On July 8, 2014, NeoGenomics Laboratories, Inc., a Florida corporation (“Neo Labs”), a wholly-owned subsidiary of the registrant NeoGenomics, Inc., a Nevada corporation (the “NeoGenomics”), entered into a membership interest purchase agreement with Path Labs, LLC d/b/a Path Logic, a Delaware limited liability company (“Path Logic”), and Path Labs Holdings, LLC, a Delaware limited liability company (“PL Holdings”), whereby Neo Labs acquired all of the outstanding equity ownership interests in Path Logic from PL Holdings for a purchase price of $6.0 Million less its capital lease liabilities assumed. These capital lease liabilities were estimated to be approximately $100,000, therefore consideration was approximately $5.9 million. Neo Labs paid the purchase price using cash on hand and borrowings on its revolving credit facility.

In August 2014, the Company completed an offering of 8,050,000 shares of registered common stock, at a price of $4.60 per share, for gross proceeds of approximately $37.0 million. The Company received approximately $34.3 million in net proceeds after deducting underwriting fees and offering costs and expenses of approximately $2.7 million. The Company plans to use the net proceeds for working capital, capital expenditures and for general corporate purposes including potential acquisitions.

On August 26, 2014, we repaid all outstanding amounts and terminated the facility. We paid Capital Source termination fees of $61,000 in connection with the termination. We also wrote off unamortized debt issuance costs of approximately $37,000.

In addition to having a positive cash flow from operations, we had approximately $33.7 million in cash on hand as of December 31, 2014. As such, we believe we have adequate resources to meet our operating commitments for the year ending December 31, 2015.

Related Party Transactions

During 2014, 2013 and 2012, Steven Jones, a director of the Company, earned approximately $257,500, $254,500 and $207,500, respectively, for various consulting work performed in connection with his duties as Executive Vice President of Finance. Mr. Jones is Chairman of the Compliance Committee. Mr. Jones also earned $177,500, $72,500 and $80,000 in corporate bonuses related to his consulting work in 2014, 2013 and 2012.

Contractual Obligations

The following table summarizes our significant contractual obligations as of December 31, 2014 (in thousands):

	FY 2015 ($)	FY 2016 ($)	FY 2017 ($)	FY 2018 ($)	FY 2019 & Thereafter ($)	Total ($)
Purchase obligations	301	301	301	293	191	1,387
Capital Lease obligations	3,784	3,191	1,601	518	29	9,123
Operating Leases	1,282	928	483	—	—	2,693

Capital Expenditures

We currently forecast capital expenditures in order to execute on our business plan. The amount and timing of such capital expenditures will be determined by the volume of business, but we currently estimate that we will need to purchase approximately $7.5 million to $8.5 million of additional capital equipment during the next year. We plan to fund these expenditures with capital lease financing arrangements and cash. If we are unable to obtain such funding, we will need to pay cash for these items or we will be required to curtail our equipment purchases, which may have an impact on our ability to continue to grow our revenues.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, Revenues from Contracts with Customers. The update calls for a number of revisions in the revenue recognition rules. The update is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. Entities may use a full retrospective approach or report the cumulative effect as of the date of adoption. The Company is currently reviewing this update and has not yet determined the effect this may have on our consolidated financial statements.

Off-Balance Sheet Arrangements

None

Effects of Inflation

We do not believe that inflation has had a material impact on our business, revenues, or operating results during the periods presented.

DESCRIPTION OF BUSINESS

Overview

We operate a network of cancer-focused genetic testing laboratories whose mission is to improve patient care through exceptional genetic and molecular testing services. Our vision is to become America’s premier cancer genetic testing laboratory by delivering uncompromising quality, exceptional service and innovative products and services. The Company has laboratory locations in Ft. Myers and Tampa, Florida; Fresno, Irvine, and West Sacramento, California; and Nashville, Tennessee, and currently offers the following types of testing services:

a)	Cytogenetics - the study of normal and abnormal chromosomes and their relationship to disease. It involves looking at the chromosome structure to identify changes from patterns seen in normal chromosomes. Cytogenetic studies are often utilized to answer diagnostic, prognostic and predictive questions in the treatment of hematological malignancies.

b)	Fluorescence In-Situ Hybridization (“FISH”) - a branch of cancer genetics that focuses on detecting and locating the presence or absence of specific DNA sequences and genes on chromosomes. FISH helps bridge abnormality detection between the chromosomal and DNA sequence levels. The technique uses fluorescent probes that bind to only those parts of the chromosome with which they show a high degree of sequence similarity. Fluorescence microscopy is used to visualize the fluorescent probes bound to the chromosomes. FISH can be used to help identify a number of gene alternations, such as amplification, deletions, and translocations.

c)	Flow cytometry - a rapid way to measure the characteristics of cell populations. Cells from peripheral blood, bone marrow aspirate, lymph nodes, and other areas are labeled with selective fluorescent antibodies and analyzed as they flow in a fluid stream through a beam of light. The properties measured in these antibodies include the relative size, relative granularity or internal complexity, and relative fluorescence intensity. These fluorescent antibodies bind to specific cell surface antigens and are used to identify malignant cell populations. Flow cytometry is typically performed in diagnosing a wide variety of leukemia and lymphoma neoplasms. Flow cytometry is also used to monitor patients through therapy to determine whether the disease burden is increasing or decreasing, otherwise known as minimal residual disease monitoring.

d)	Immunohistochemistry (“IHC”) - refers to the process of localizing proteins in cells of a tissue section and relies on the principle of antibodies binding specifically to antigens in biological tissues. IHC is widely used in the diagnosis of abnormal cells such as those found in cancerous tumors. Specific surface cytoplasmic or nuclear markers are characteristic of cellular events such as proliferation or cell death (apoptosis). IHC is also widely used to understand the distribution and localization of differentially expressed proteins.

e)	Molecular testing - a rapidly growing cancer diagnostic tool focusing on the analysis of DNA and RNA, as well as the structure and function of genes at the molecular level. Molecular testing employs multiple technologies including DNA fragment length analysis, real-time polymerase chain reaction (“RT-PCR”) RNA analysis, bi-directional Sanger sequencing analysis, and Next-Generation sequencing (“NGS”).

f)	Pathology consultation services are when our pathologists review surgical samples on a consultative basis for our clients. NeoGenomics is one of a few laboratories in the country with an electron microscopy lab which enables us to analyze complex renal cases.

The cancer testing services we offer to community-based pathologists are designed to be a natural extension of, and complementary to, the services that they perform within their own practices. We believe our relationship as a non-competitive partner to community-based pathology practices and hospital pathology labs empowers them to expand their breadth of testing and provide a menu of services that matches or exceeds the level of service found in academic centers of excellence around the country. Community-based pathology practices and hospital pathology labs may order certain testing services on a technical component only (“TC” or “tech-only”) basis, which allows them to participate in the diagnostic process by performing the professional component (“PC”) interpretation services without having to hire laboratory technologists or purchase the sophisticated equipment needed to perform the technical component of the tests. We also support our pathology clients with interpretation and consultative services on difficult or complex cases and provide overflow interpretation services when requested by clients.

In areas where we do not provide services to community-based pathology practices and/or hospital pathology labs, we may directly serve oncology, dermatology, urology and other clinician practices that prefer to have a direct relationship with a laboratory for cancer-related genetic and molecular testing services. We typically service these types of clients with a

“global” service offering where we perform both the technical and professional components of the tests ordered. However, in certain instances larger clinician practices have begun to internalize pathology interpretation services, and our “tech-only” service offering allows these larger clinician practices to also participate in the diagnostic process by performing the PC interpretation services on TC testing performed by NeoGenomics.

Market Opportunity

The medical testing laboratory market can be broken down into three primary segments:

•	Clinical Pathology testing,

•	Anatomic Pathology testing, and

•	Genetic and Molecular testing.

Clinical Pathology testing covers high volume, highly automated, lower complexity tests on easily procured specimens such as blood and urine. Clinical lab tests often involve testing of a less urgent nature, for example, cholesterol testing and testing associated with routine physical exams.

Anatomic Pathology testing involves evaluation of tissue, as in surgical pathology, or cells as in cytopathology. The most widely performed Anatomic Pathology procedures include the preparation and interpretation of pap smears, skin biopsies, and tissue biopsies.

Genetic and molecular testing typically involves analyzing chromosomes, genes, proteins and/or DNA/RNA sequences for abnormalities. Genetic and molecular testing requires highly specialized equipment and credentialed individuals (typically M.D. or Ph.D. level) to certify results and typically yields the highest reimbursement levels of the three market segments.

NeoGenomics operates primarily in the Genetic and Molecular testing market. We also act as a reference laboratory supplying anatomic pathology testing. NeoGenomics typically does not compete in the Clinical pathology testing market.

The field of cancer genetics is evolving rapidly and new tests are being developed at an accelerated pace. Based on medical and scientific discoveries over the last decade, cancer testing falls into one of three categories: diagnostic testing, prognostic testing and predictive testing. Of the three, the fastest growing area is predictive testing, which is utilized by clinicians to predict a patient’s response to the various treatment options in order to deliver “personalized or precision medicine” that is optimized to that patient’s particular circumstances. Personalized or precision medicine allows clinicians to know if a patient will or will not respond to certain medications like Herceptin. This saves the healthcare system money by ensuring that expensive cancer drugs are only given to those who will benefit from them. This type of testing improves patient care and potentially saves lives by identifying optimized therapies much more rapidly than what was possible in previous years.

We estimate that the United States market for genetic and molecular testing is divided among approximately 400 laboratories. Approximately two thirds of these laboratories are attached to academic institutions and primarily provide clinical services to their affiliated university hospitals and associated physicians. We believe that the remaining one third of the market is quite fragmented and that less than 20 laboratories market their services nationally. We estimate that the top 20 laboratories account for approximately 50% of market revenues for genetic and molecular testing.

We believe several key factors are influencing the rapid growth in the market for cancer testing: (i) every year more and more genes and genomic pathways are implicated in the development and/or clinical course of cancer; (ii) cancer is primarily a disease of the elderly - one in four senior citizens is likely to develop some form of cancer during the rest of their lifetime once they turn sixty, and now that the baby boomer generation has started to reach this age range, the incidence rates of cancer are rising; (iii) increasingly, new drugs are being targeted to certain cancer subtypes and pathways which require companion diagnostic testing; (iv) patient and payer awareness of the value of genetic and molecular testing; (v) decreases in the cost of performing genetic and molecular testing; (vi) increased coverage from third party payers and Medicare for such testing; and (vii) the health insurance coverage to uninsured Americans under the Patient Protection and Affordable Care Act as amended by the Health Care and Education Reconciliation Act, each enacted in March 2010. These factors have driven explosive growth in the market for this type of testing. We estimate a $10-12 billion total market opportunity for cancer testing in the United States, about $5-7 billion of which is derived from genetic and molecular testing with the remaining portion derived from more traditional anatomic pathology testing services that are complementary to and often ordered with the genetic and molecular testing services we offer.

2015 Focus Areas: Grow, Innovate, Diversify and Get Lean

Grow

We plan to continue growing organically by providing high complexity, cancer-related laboratory testing services to hospitals, community-based pathology practices, and clinicians throughout the United States. We currently perform analyses for hematopoietic cancers such as leukemia and lymphoma (blood and lymphoid tumors) and solid tumor cancers such as breast, lung, colon, and bladder cancer. For hematopoietic cancers, we typically analyze bone marrow aspirate and peripheral blood specimens. For solid tumor cancers, we typically analyze tissue samples or urine.

Our growth over the past several years has been due to several factors. Our highly trained sales team has been successful in competing against other larger national laboratories with one of the broadest test menus in our industry. Our sales team consists of many industry veterans who can talk to pathologists and oncologists about our complex testing and developments in the field of cancer testing. Our tech-only testing option allows local pathologists to compete against the large national laboratories and helps our clients view us as more of a partner who is working with them, rather than against them by taking away work. Our sales representatives often become trusted advisors to our clients who rely on them, and NeoGenomics, to keep up with the latest developments in the rapidly changing field of molecular genetics. We have also been successful in expanding to new geographies where we did not previously have sales representation and this has helped us bring our service offerings to new clients.

Our growth has also been aided by strong client retention. We believe our low client attrition is due to our strong service levels and culture of customer focus. We work to have engaged employees who want to achieve the highest customer satisfaction possible. Our TC-PC model results in clients viewing us as more of a partner than a vendor and this also helps in our retention of clients. By retaining our existing customer base and bringing in a steady stream of new customers we have been able to organically grow our business by over 200%, over the past four years.

We are keenly focused on innovation, and believe this has been a key factor in our growth. Over the past three years, we have developed over 90 new molecular oncology tests, and believe we now have one of the most comprehensive oncology test menus of any laboratory in the world. By launching new tests at a steady rate, our sales representatives are able to share cutting edge developments in molecular genetics with customers and prospective customers. We believe Clients are increasingly relying on us because we are an emerging leader in the molecular oncology field. We have had several academic centers begin to refer specimens for testing. These high profile reference customers often result in other accounts referring testing as well. New customers who begin using us because of our many new innovative test offerings often begin to refer large portions of their other testing, which has helped to sustain our growth.

We will also look to grow our business through mergers or acquisitions if the right opportunities become available. We are focused on strategic opportunities that would be complementary to our menu of services and would be accretive to our earnings and cash flow in the short to medium timeframe. On July 8, 2014 we acquired Path Labs, LLC, doing business as, Path Logic a leading provider of specialized anatomic pathology services to hospitals and physicians primarily in Northern California. Path Logic provides high-quality Anatomic Pathology services with significant expertise in the sub-specialties of renal pathology, dermatopathology, women’s health and gastrointestinal and genitourinary pathology. For 2013, Path Logic reported revenue of approximately $10 million and employed approximately 65 people. We recognized revenue of approximately $4.9 million for the period of ownership from July 8, 2014 through December 31, 2014 from this acquisition. We estimate that an additional $2.0 to 3.0 million of annual revenue opportunities can be realized in the coming years as our existing customers and Path Logic’s customers begin to utilize each other’s testing menus and capabilities.

We completed an equity offering of $34.3 million in August of 2014 to provide cash for future acquisition opportunities when they become available.

Innovate

We are committed to being an innovative leader in oncology testing. Our goal is to develop new assays to help physician clients better manage their patients and to enable them to practice evidence-based medicine tailored specifically for each of their patients. During the year ended December 31, 2014, we introduced an additional 48 new molecular and FISH based tests and cancer profiles. We also converted another 23 tests to Next Generation Sequencing (“NGS”). We also launched our multimodality solid tumor “Discovery Profile” which analyzes 315 genes for mutation using NGS and includes 9 FISH tests to analyze translocations, amplifications and deletions that might be missed by NGS. This Discovery Profile is designed to meet the needs of investigators and clinicians who are interested in testing large numbers of genes and numerous translocations and gene amplifications. It also meets the needs of pharmaceutical companies engaged in clinical trials. This multimodality testing is unique in the industry and provides the gold standard FISH testing for detecting therapy-related abnormalities, such as ALK translocations, and HER2 and MET amplifications, each of which is required to be confirmed by FISH prior to initiating expensive therapy.

We also recently launched two first-in-kind tests. The first predicts acquired resistance and susceptibility to Bruton Tyrosin Kinase (“BTK”) inhibitors. The second is a lymphoma profiling test to predict susceptibility to BTK inhibitors for treatment of lymphoma and Chronic Lymphocytic Leukemia. BTK inhibitors are a new non-cytotoxic targeted therapy and a number of Phase III studies are ongoing. In fact, these tests are a good example of the compelling value proposition of genetic testing. New targeted therapies can be very effective and quite expensive, and these tests help physicians choose the right therapy for the individual patient. They substantially improve cancer care and help avoid therapies that will not be effective. Our clients have been very receptive to our new molecular offerings and we believe that we have the most comprehensive clinical molecular test menu of any laboratory in the United States. We are also seeing increasing interest in our molecular menu from several pharmaceutical firms. We also introduced a number of NeoTYPETM profiles that combine multiple molecular tests into multi-gene tests targeting specific types of cancer to help pathologists and oncologists determine cancer subtypes on difficult cases. We use next generation sequencing and bi-directional sanger sequencing analysis which we believe is superior to many of the molecular tests being offered by our competitors because we are able to detect mutations that other methods would not detect.

We are also working to develop a proprietary NeoLABTM (Liquid Alternative to Biopsy) Prostate cancer test that is performed on blood plasma and urine rather than on prostate tissue biopsies. There are two goals for this test, a) to diagnose the presence of cancer in patients with BPH (Benign prostatic hyperplasia) and b) to distinguish high-grade from low-grade cancer in patients with prostate cancer. We completed a preliminary patient study in June 2013, and the results were published in March 2014 in the Genetic Testing and Molecular Biomarkers journal. In addition, in February 2014, we completed a follow up study with additional patient samples which confirmed the published preliminary data from the first trial. The results of this second study were presented at the Association of Clinical Oncologists (“ASCO”) meeting in 2014. We are currently conducting a pivotal validation study that is targeting 800-1,000 patients to further validate the efficacy of our NeoLABTM Prostate Test. The NeoLABTM test is available as a Laboratory Developed Test (“LDT”) to patients who want to participate in the ongoing validation on the condition that their treating physician must provide clinical utilization and follow-up data to us as part of the testing process. While further validation work needs to be completed, we continue to be encouraged about the potential for this new test. We are planning an unrestricted commercial launch of the NeoLABTM prostate test in the second half of 2015.

In addition, over the last year we believe we have vastly improved our immunohistochemistry offering, developed a new digital imaging platform and launched several new FISH tests. We expect these new tests to drive growth in the future. We also expect to continue to make investments in R&D that will allow us to commercialize a number of new and innovative genetic tests as scientific and medical technological advances are made.

Diversify

Our third focus area in 2015 is to further diversify our business. In November 2013, we announced an exclusive five-year alliance with Covance Central Laboratories (“Covance”) to provide comprehensive anatomic pathology, histology and specialty laboratory testing services for clinical trials. Covance is the largest contract research organization servicing the needs of the pharmaceutical industry. Through this alliance, Covance’s clients will gain access to fully integrated anatomic pathology and histology (“APH”) services, including immunohistochemistry (“IHC”), fluorescence in-situ hybridization (“FISH”) and molecular testing. As part of this five year agreement, Covance has agreed to utilize NeoGenomics as its exclusive provider of a) technical component FISH testing services for specimens processed in the U.S. and b) professional interpretations for global APH tests, subject to certain limited exceptions. We believe Covance specifically selected NeoGenomics as their long-term partner to provide seamless global testing services supporting oncology and companion diagnostics strategies for biopharmaceutical firms around the world. In addition to accessing the clinical trials market through our relationship with Covance, we also directly serve pharmaceutical companies. We believe our broad Molecular testing menu has led several pharmaceutical firms to contact us directly about projects. We currently have ongoing clinical trials with numerous international pharmaceutical firms and we expect clinical trials testing to be a major component of our diversification strategy in coming years.

Get Lean

We are also focused on becoming more efficient and reducing our cost per test. Our best practice teams work with our information technology teams to make improvements in efficiencies to our lab processes. We are using information systems and technology to move NeoGenomics further along the path of being a “fully digital lab”, that uses on-line ordering, bar coding, specimen tracking, and other tools to create a streamlined, seamless, and efficient lab. In 2014, we completed a major facility upgrade to our Fort Myers, Florida lab location, which has allowed us to increase our efficiencies and reduce our cost per test. These Lean initiatives are having a dramatic impact on our cost structure and have allowed us to absorb reductions in average revenue per test with minimal impact to gross margin. During the years ended December 31, 2014 and 2013, we reduced our average cost of goods sold per test in our “Base Business” (excluding Path Logic) by 4.7% and 12.2%, respectively, versus the comparable periods in 2013 and 2012.

Competitive Strengths

Turnaround Times

We strive to provide industry leading turnaround times for test results to our clients nationwide. By providing information to our clients in a rapid manner, physicians can begin treating their patients as soon as possible. We believe our average 4-5 day turnaround time for our cytogenetics testing services, our average 3-4 day turnaround time for FISH testing services, our 5-7 day turnaround time for molecular testing and our average 1 day turnaround time for flow cytometry and pathology testing services are industry-leading benchmarks for national laboratories. Our consistent timeliness of results is a competitive strength and a driver of additional testing requests by our referring physicians. Rapid turnaround times allow for the performance of other adjunctive tests within an acceptable diagnosis window in order to augment or confirm results and more fully inform treatment options. We believe that our fast turnaround times are a key differentiator versus other national laboratories, and our clients often cite them as a key factor in their relationship with us.

Medical Team

Our team of medical professionals and Ph.Ds. are specialists in the field of genetics, oncology and pathology. Our medical team is led by our Chief Medical Officer, Dr. Maher Albitar, a renowned hematopathologist with extensive experience in molecular and genetic testing. Prior to joining NeoGenomics, Dr. Albitar was Medical Director for Hematopathology and Oncology at the Quest Nichols Institute and Chief R&D Director for Hematopathology and Oncology for Quest Diagnostics. He also served as Section Chief for Leukemia at the University of Texas M. D. Anderson Cancer Center and Medical Director of the MD Anderson Molecular laboratory, one of the first labs of its kind in the United States. In addition to Dr. Albitar, we employ 15 other full-time M.D.s and Ph.Ds in addition to part-time consultants for specific specialties.

Extensive Tech-Only Service Offerings

We launched the first tech-only FISH testing services in the United States in 2006, and we currently have the most extensive menu of tech-only FISH services in the country. We also offer tech-only flow cytometry and immunohistochemistry testing services. These types of testing services allow the professional interpretation component of a test to be billed separately by our physician clients. Our FISH, Flow Cytometry and other tech-only service offerings allow properly trained and credentialed community-based pathologists to extend their own practices by performing professional interpretations services, which allows them to better service the needs of their local clientele without the need to invest in the lab equipment and personnel required to perform the technical component of genetic and molecular testing.

Our tech-only services are designed to give pathologists the option to choose, on a case by case basis, whether they want to order just the technical information and images relating to a specific test so they can perform the professional interpretation, or order “global” services and receive a comprehensive test report which includes a NeoGenomics Pathologist’s interpretation of the test results. Our clients appreciate the flexibility to access NeoGenomics’ medical staff for difficult or complex cases or when they are otherwise unavailable to perform professional interpretations. We believe this innovative approach to serving the needs of pathology clients results in longer term, more committed client relationships that are more akin to strategic partnerships. Our extensive tech-only service offerings have differentiated NeoGenomics and allowed us to compete more effectively against larger, more entrenched competitors in our niche of the industry.

Global Service Offerings

We also offer a full set of global services to meet the needs of those clients who are not credentialed and trained in interpreting genetic tests and who are looking for specialists to interpret the testing results for them. In our global service offerings, our lab performs the technical component of the tests and our M.D.s and Ph.Ds. provide the interpretation services. Our professional staff is also available for post-test consultative services. These clients rely on the expertise of our medical team to give them the answers they need in a timely manner to help inform their diagnoses and treatment decisions. Many of our tech-only clients also rely on our medical team for difficult or challenging cases by ordering our global testing services on a case-by-case basis or our medical team can serve as a backup to support our clients who need help to satisfy the continued and demanding requirements of their practice. Our reporting capabilities allow for all relevant case data from our global services to be captured in one summary report. When providing global services, NeoGenomics performs both the technical and professional component of the test, which results in a higher reimbursement level.

Client Education Programs

We believe we have one of the most extensive client education programs in the genetic and molecular testing industry. We train pathologists how to use and interpret genetic testing services so that they can better interpret technical data and render their diagnosis, which allows them to participate in our TC-PC program. Our educational programs include an extensive library of on-demand training modules, online courses, and custom tailored on-site training programs that are designed to prepare clients to utilize our tech-only services. We offer training and information on new cancer tests and the latest developments in the field of molecular genetic testing. Each year, we also regularly sponsor seminars and webinars on emerging topics of interest in our field. Our medical staff is involved in many aspects of our training programs.

Superior Testing Technologies And Instrumentation

We use some of the most advanced testing technologies and instrumentation in the laboratory industry. The use of next generation sequencing in our molecular testing allows us to detect multiple mutations which can be missed with single point mutation analysis. Many laboratories rely on more limited molecular tests which only detect single elements on a gene. Our automated FISH and Cytogenetics tools allow us to deliver the highest quality testing to our clients and our Flow Cytometry laboratory is one of only a few in the country using 10-color Flow Cytometry analysis technology on a technical-only basis. We are one of only a few laboratories with an electron microscopy (EM) department for diagnosis in complex renal case analysis.

Laboratory Information System (LIS)

We believe we have a state-of-the-art Laboratory Information System (“LIS”) that interconnects our locations and provides flexible reporting solutions to clients. This system allows us to standardize testing and deliver uniform test results and images throughout our network, regardless of the location that any specific portion of a test is performed within our network. This allows us to move specimens and image analysis work between locations to better balance our workload. Our LIS also allows us to offer highly specialized and customizable reporting solutions to our tech-only clients. For instance, our tech-only FISH and Flow Cytometry applications allow our community-based pathologist clients to tailor individual reports to their specifications and incorporate only the images they select and then issue and sign-out such reports using our system. Our customized reporting solution also allows our clients to incorporate test results performed on ancillary tests not performed at NeoGenomics into summary report templates. This FlexREPORTtm feature has been well-received by clients.

National Direct Sales Force

Our direct sales force has been trained extensively in cancer genetic testing and consultative selling skills to service the needs of clients. Our sales representatives (“Territory Business Managers”) are organized into three regions (Northeast, Central and West). These sales representatives all utilize our custom Customer Relationship Management System (“CRM”) to manage their territories, and we have integrated all of the important customer care functionality within our LIS into the CRM so that our Territory Business Managers can stay informed of emerging issues and opportunities within their regions. Our in-house customer care team is aligned with our field sales team to serve the needs of our clients by utilizing the same LIS and CRM. Our field teams can see in real-time when a client calls the laboratory, the reason for the call, the resolution, and if face-to-face interaction is needed for follow-up.

Geographic Locations

Many high complexity laboratories within the cancer testing niche have frequently operated a core facility on either the West Coast or the East Coast of the United States to service the needs of their customers around the country. We believe our clients and prospects desire to do business with a laboratory with national breadth and a local presence. We have six facilities, three large laboratory locations in Fort Myers, Florida, West Sacramento, California and Irvine, California and three smaller laboratory locations in Fresno, California, Nashville, Tennessee and Tampa, Florida. Our objective is to “operate one lab with six locations” in order to deliver standardized, high quality, test results. We intend to continue to develop and open new laboratories and/or expand our current facilities as market situations dictate and business opportunities arise.

Scientific Pipeline

In the past few years our field has experienced a rapid increase in tests that are tied to specific “genomic pathways”. These predictive tests are typically individualized for a small sub-set of patients with a specific subtype of cancer. The therapeutic target in the genomic pathway is typically a small molecule found at the level of the cell surface, within the cytoplasm and/or within the nucleus. These genomic pathways, known as the “Hallmarks of Cancer”, contain a target-rich environment for small-molecule “anti-therapies”. These anti-therapies target specific mutations in the major cancer pathways such as the Proliferation Pathway, the Apoptotic Pathway, the Angiogenic Pathway, the Metastasis Pathway, and the Signaling Pathways and Anti-Signaling Pathways.

Sales and Marketing

We continue to grow our testing volumes and revenue due to our investment in sales and marketing.

Our revenue, requisition and test metrics for NeoGenomics, Inc. excluding Path Logic (“Base Business”) for the years ended December 31, 2014, 2013 and 2012 were as follows:

	FY 2014	FY 2013	FY 2012
Client Requisitions Received (Cases)	113,087	88,431	73,773
Number of Tests Performed	177,279	137,317	114,606
Average Number of Tests/Requisition	1.57	1.55	1.55

Total Testing Revenue	$82,194,000	$66,467,000	$59,867,000
Average Revenue/Requisition	$727	$752	$812
Average Revenue/Test	$464	$484	$522

The following table shows the requisitions and revenue for Path Logic for the corresponding periods in 2014:

Supplemental Information on Customer Requisitions Received

Path Logic (1)	For the period from July 8, 2014 through December 31, 2014
Requisitions Rec’d (cases)	38,989
Total Testing Revenue	$4,875,000
Avg Revenue/Requisition	$125

(1)	These Path Logic requisition counts and revenue are for the period from our acquisition on July 8, 2014 through December 31, 2014

Our 24% year-over-year revenue growth in our Base Business is a result of a broad based increase in the number of new clients. Our average revenue per test decrease of approximately 4% in our Base Business was primarily result of the National Correct Coding Initiative “NCCI” FISH testing edits issued in December 2013. Effective as of January 1, 2014, the NCCI created a contradiction with respect to long-established billing practices for FISH testing. The new FISH edits reduced the number of billable units that laboratories should bill for certain multi-probe FISH tests is less than the previously established guidance. We expect our average revenue per test in our Base Business to decline further in 2015 as a result of further Medicare rate reductions.

The American Medical Association changed the CPT coding structure for FISH and Immunohistochemistry testing for 2015. These two key testing areas have new CPT codes that may not be recognized by Commercial Insurances until they update their processing systems. This could result in delays in processing our claims and could increase our days-sales-outstanding (“DSO’s”). We also believe that most Commercial Insurance plans will follow Medicare’s reimbursement framework and will reduce reimbursement for these new CPT codes. While the impact cannot be specifically measured at this time, it will have the effect of lowering average reimbursement per test in 2015.

Our consolidated revenue was approximately $87.1 million for the twelve months ended December 31, 2014 as compared to approximately $66.5 million for the comparable period in 2013. Revenue increased by 31.0% for the twelve months ended December 31, 2014 when compared to the comparable period in 2013, because of the increase in clients described above and due to the acquisition of Path Logic resulting in $4.9 million of revenue or 7.3% of the increase in revenue. The revenue amount for Path Logic is for the period from our acquisition on July 8, 2014 through December 31, 2014.

Our approximate 11% year-over-year revenue growth during 2013 was a result of a broad based increase in the number of new clients and increases related to additional practices for one large client with approximately 50 locations. Testing volumes grew approximately 20% in 2013 while average revenue per test declined approximately 7% primarily as a result of the expiration of the TC Grandfather clause. As a result of this regulatory change, effective July 1, 2012, we were no longer able to bill Medicare directly for the technical component of certain hospital in-patient and out-patient laboratory tests and now must bill our hospital clients directly for such services, and are often reimbursed at a lower rate than what we were previously receiving from Medicare. As a result of this we have seen a shift to more client-direct billing.

Seasonality

The majority of our testing volume is dependent on patients being treated by hematology/oncology professionals and other healthcare providers. The volume of our testing services generally declines modestly during the summer vacation season, year-end holiday periods and other major holidays, particularly when those holidays fall during the middle of the week. In addition, the volume of our testing tends to decline due to adverse weather conditions, such as excessively hot or cold spells, heavy snow, hurricanes or tornados in certain regions, consequently reducing revenues and cash flows in any affected period. Therefore, comparison of the results of successive periods may not accurately reflect trends for future periods.

Competition

The genetic and molecular testing niche of the laboratory testing industry is highly competitive and, given the opportunities in this industry, we expect it to become even more competitive. There has been a high pace of consolidation in the industry in recent years and several new large players have entered the market. Competitive factors in genetic and molecular testing generally include the reputation of the laboratory, range of services offered, pricing, convenience of sample collection and pick-up, quality of analysis and reporting, medical staff, timeliness of delivery of completed reports (i.e. turnaround times) and post-reporting follow-up for clients.

Our competitors in the United States are numerous and include major national medical testing laboratories, hospital laboratories and in-house physician laboratories. Many of these competitors have greater financial resources and production capabilities. These companies may succeed in developing service offerings that are more effective than any that we have or may develop, and may also prove to be more successful than we are in marketing such services. In addition, technological advances or different approaches developed by one or more of our competitors may render our service offerings obsolete, less effective or uneconomical.

We intend to continue to gain market share by offering industry-leading turnaround times, a broad service menu, high-quality test reports, new tests including proprietary ones, enhanced post-test consultation services, and the personal attention from our direct sales force. In addition, we believe our flexible reporting solutions, which enable clients to report out customized results in a secure, real-time environment, will allow us to continue to gain market share.

Suppliers

The Company orders its laboratory and research supplies from large national laboratory supply companies such as Abbott Molecular, Fisher Scientific, Illumina, Life Technologies, Metasystems, Invitrogen, Cardinal Health, Ventana and Beckman Coulter. We do not believe any disruption from any one of these suppliers would have a material effect on our business.

Dependence on Major Clients and Geographies

We currently market our services to pathologists, oncologists, urologists, other clinicians, hospitals and other clinical laboratories. During 2014, we maintained our relationship with a large oncology practice with multiple office locations. The revenues from this customer represented as percentage of our total revenue is as follows:

	FY 2014	FY 2013	FY 2012
Largest customer as a % of Total Revenue	10.1%	15.8%	14.9%

All other clients were less than 5% of total revenue individually.

Our revenue derived from the state of Florida represented as percentage of our total revenue is as follows:

	FY 2014	FY 2013	FY 2012
State of Florida as a % of Total Revenue	25.8%	30.6%	33.6%

Payer Mix

The following table reflects our estimate of the breakdown of net revenue by type of payer for the fiscal years ended December 31, 2014, 2013, and 2012:

	2014	2013	2012
Medicare and other government	20%	25%	36%
Commercial Insurance	27%	25%	29%
Client Direct Billing	50%	43%	33%
Patient and year-end accrual	3%	7%	2%

Total	100%	100%	100%

The trend of decreasing “Medicare and other government” revenue shown above primarily relates to the expiration of the TC Grandfather clause on July 1, 2012. This resulted in the requirement that NeoGenomics bill clients (Hospitals) for the technical component of inpatient and outpatient testing.

Trademarks

The “NeoGenomics” name and logo has been trademarked with the United States Patent and Trademark Office. We have also trademarked or have applications pending for the brand names NeoFISH, NeoFLOW, NeoSITE, NeoArray, NeoTYPE, NeoSCORE, NeoLAB and NeoLINK. We have also trademarked the marketing slogans, “When time matters and results count” and “Time matters, results count”.

Insurance

We maintain professional liability insurance and numerous other insurance policies. We believe that our present insurance is sufficient to cover currently estimated exposures, but we cannot assure that we will not incur liabilities in excess of the policy coverage limits. In addition, although we believe that we will be able to continue to obtain adequate insurance coverage, we cannot assure that we will be able to do so at acceptable cost.

Available Information

Our internet website address is www.neogenomics.com. Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to section 13(a) or 15(d) of the Exchange Act are available free of charge through our website as soon as reasonably practicable after we electronically file with or furnish them to the Securities and Exchange Commission or SEC, and are available in print to any stockholder who requests a copy. Information on our website shall not be deemed incorporated into, or to be part of, this Prospectus.

Additionally the SEC maintains a website that contains reports, proxy statements, information statements and other information regarding issuers, including us, that file electronically with the SEC at www.sec.gov.

Number of Employees

As of December 31, 2014, we had 440 full-time equivalent employees. In addition, 5 other individuals, including 3 pathologists and our Chief Medical Officer, serve as consultants to the Company on a regular basis. The Company also had approximately 10 temporary contract personnel at December 31, 2014. Our employees are not represented by any union and we believe our employee relations are good.

Government Regulation

The laboratory business is subject to extensive governmental regulation at the federal, state and local levels. The laboratories are required to be licensed by the states, certified by the federal government to participate in the Medicare and

Medicaid programs, and are subject to extensive requirements as a condition of participation in various governmental health benefits programs. The failure to comply with any of the applicable federal and state laws, regulations, and reimbursement guidelines could have a material adverse effect on the Company’s business. The applicable laws and regulations, and the interpretations of them, change frequently and there can be no assurance that the Company will not be subject to audit, inquiry, or investigation with respect to some aspect of its operations. Some of the federal and state laws and regulations are described below under “Clinical Laboratory Operations,” “Anti-Fraud and Abuse Laws,” “The False Claims Act,” “Confidentiality of Health Information” and “Food and Drug Administration”.

Clinical Laboratory Operations

Licensure and Accreditation

The Company operates clinical laboratories in Fort Myers and Tampa, Florida, Nashville, Tennessee and Fresno, West Sacramento and Irvine, California. The laboratories are licensed as required by the states in which they are located. In addition, the laboratories in Fort Myers, Florida and Nashville, Tennessee are licensed by the State of New York as they accept clinical specimens obtained in New York. We also became licensed by the State of New York to perform molecular and histology testing in our Irvine, California location. All of the NeoGenomics laboratories are certified in accordance with the Clinical Laboratory Improvement Amendments, as amended (“CLIA”). Under CLIA, the U.S. Department of Health and Human Services (“HHS”) establishes quality standards for each category of testing performed by the laboratory. The categories of testing include waived, moderate complexity and high complexity. NeoGenomics’ laboratories are categorized as high complexity. Four of the six site locations for NeoGenomics’ laboratories are also accredited by the College of American Pathologists (“CAP”) and actively participate in CAP’s proficiency testing programs for all tests offered by the Company. Our Tampa, Florida and Fresno, California facilities are read-only laboratories and therefore, CAP accreditation wouldn’t fully qualify. Proficiency testing programs require the participating laboratories to test specimens that they receive from the testing entity and return the results. The testing entity, conducting an approved program, analyzes the results returned and provides to the Company a quality control report assessing the results. An important component of a quality assurance program is to establish whether the laboratory’s test results are accurate and valid.

The federal and state certification and licensure programs establish standards for the operation of clinical laboratories, including, but not limited to, qualifications of personnel and quality control. Compliance with such standards is verified by periodic inspections by inspectors employed by federal and state regulatory agencies and accrediting organizations. The Company has a Quality Assurance Committee which is comprised of representatives of all departments of the Company, conducts routine internal surveys and requires corrective action reports in response to the findings.

Quality of Care

Our mission is to improve patient care through quality cancer genetic diagnostic services. By delivering exceptional service and innovative solutions, we aspire to become America’s premier cancer testing laboratory. The quality of care provided to clients and their patients is of paramount importance to us. We maintain quality control processes, including standard operating procedures, controls, performance measurement and reporting mechanisms. Our employees are committed to providing accurate, reliable and consistent services at all times. Any concerns regarding the quality of testing or services provided by the Company are immediately communicated to NeoGenomics Medical Team, Company management and, if necessary, the Director for Quality Systems, the Compliance Department or Human Resources Department.

Compliance Program

The health care industry is highly regulated and scrutinized with respect to fraud, abusive billing practices and improper financial relationships between health care companies and their referral sources. The Office of the Inspector General of HHS (the “OIG”) has published compliance guidance, including the Compliance Program Guidance for Clinical Laboratories in August of 1998, and advisory opinions. The Company has implemented a robust Compliance Program which is overseen by our Board of Directors. Its objective is to ensure compliance with the myriad federal and state laws, regulations and governmental guidance applicable to our business. Our program consists of training/education of employees and monitoring and auditing Company practices. The Board of Directors has formed a Compliance Committee of the Board which meets regularly to discuss all compliance-related issues that may affect the Company. The Company continuously reviews its policies and procedures as new regulations and interpretations come to light to comply with applicable regulations. The Director of Compliance reports directly to the Compliance Committee.

Hotline

As part of its Compliance Program, the Company provides a hotline for employees who wish to anonymously or confidentially report suspected violations of our codes of conduct, policies/procedures, or laws and regulations. Employees are strongly encouraged to report any suspected violation if they do not feel the problem can be appropriately addressed through the normal chain of command. The hotline does not replace other resources available to our employees, including supervisors, managers and human resources staff, but is an alternative channel available 24 hours a day, 365 days a year. The hotline forwards all reports to the Director of Compliance who is responsible for investigating, reporting to the Compliance Committee, and documenting the disposition of each report. The hotline forwards any calls pertaining to the financial statements or financial issues to the Chairman of the Audit Committee. The Company does not allow any retaliation against an employee who reports a compliance related issue.

Laboratory Developed Tests (LDTs)

The federal Food and Drug Administration, or FDA, has regulatory responsibility over, among other areas, instruments, test kits reagents and other medical devices used by clinical laboratories to perform diagnostic testing. High complexity and CLIA-certified laboratories, such as ours, frequently develop internal testing procedures to provide diagnostic results to customers. These tests are referred to as laboratory developed tests, or LDTs. LDTs are subject to CMS oversight through its enforcement of CLIA. The FDA has also claimed regulatory authority over all LDTs, but indicates that it has exercised enforcement discretion with regard to most LDTs offered by high complexity CLIA-certified laboratories, and has not subjected these tests to the panoply of FDA rules and regulations governing medical devices. However, the FDA has stated that it has been considering changes in the way it believes that laboratories ought to be allowed to offer these LDTs, and since 2010 publicly announced that it would be exercising regulatory authority over LDTS, using a risk-based approach that will direct more resources to tests with the highest risk of injury. In October 2014, the FDA announced its proposed framework and timetable for implementing this guidance. Through the American Clinical Laboratory Association (“ACLA”) the industry has announced its intention to oppose the guidance proposed by the FDA and has engaged the services of Professor Lawrence Tribe and former Solicitor General Paul Clement to represent the interests of the industry in this matter. This FDA regulation may result in increased regulatory burdens for us to continue to offer our tests or to develop and introduce new tests and may increase our costs.

Anti-Fraud and Abuse Laws

The federal laws governing Medicare, Medicaid and other federal health benefits, as well as other state and federal laws, regulate certain aspects of the relationships between health care providers, including clinical laboratories, and their referral sources, including physicians, hospitals, other laboratories and other entities. The federal anti-kickback laws, referred to as the Medicare and Medicaid Anti-Fraud and Abuse Amendments to the Social Security Act (the “Anti-Kickback Statute”), prohibit any knowing and willful offer, payment, solicitation or receipt of any form of remuneration, either directly or indirectly, in return for, or to induce: (i) the referral of an individual for a service for which payment may be made by Medicare and Medicaid or other federal health benefit programs; or (ii) the purchasing, leasing, ordering or arranging for, or recommending the purchase, lease or order of, any service or item for which payment may be made by Medicare, Medicaid or other federal health benefit programs. Violations of federal anti-kickback laws and regulations are punishable as a felony, by civil money penalties, and exclusion from participation in Medicare, Medicaid and other federal health benefit programs. Most states have similar laws with both criminal and civil penalties.

Because of the broad proscriptions of the Anti-Kickback Statute, subsequent federal law required the HHS to publish regulations to guide the health care community in structuring relationships that would not violate the law. The OIG published regulations outlining certain categories of relationships between health care providers and persons or entities that may have a referral relationship that would be deemed not to violate the Anti-Kickback Statute. These regulations are known as the Safe Harbor Regulations (the “Safe Harbor Regulations”) because persons who enter into transactions that comply with all of the criteria for an applicable safe harbor will not be subject to prosecution under the Anti-Kickback Statute. The Safe Harbor Regulations are narrowly drafted to avoid inadvertently immunizing prohibited conduct. A relationship or transaction that does not meet all of the criteria of an applicable Safe Harbor Regulation is not deemed to be illegal. Rather it may be subject to additional scrutiny. The Company endeavors to comply with the Safe Harbor Regulations, but there can be no assurance that the Company would not be subject to investigation and, if investigated, that relationships could be found not to comply with the Safe Harbor Regulations.

Medicare Payment Guidelines

We have various billing arrangements with our clients and with third party payers, including the Medicare program. The Company may perform the entire test and render a professional interpretation in which case the Company would bill globally, for both the technical and professional components, either directly to the payer or to the client. Alternatively, the Company may perform the technical component of the test only and either bill the payer directly or bill the client. Client billing arrangements are priced competitively at fair market value. These client billing arrangements may implicate the prohibition of the Medicare program against charging the Medicare or Medicaid programs fees substantially in excess of the Company’s usual and customary charges. These billing arrangements may also implicate the federal Stark Law and the federal and state anti-kickback statutes.

Federal law authorizes the Secretary of HHS to suspend or exclude providers from participation in the Medicare and Medicaid programs if they charge Medicare or state Medicaid programs fees “substantially in excess” of their “usual charges.” The OIG has stated in commentary to various final and proposed regulations its position that this statute has limited applicability to the current Medicare reimbursement system which either mandates prospective payment or provides for services to be reimbursed based on a fee schedule. The OIG indicated, in the Federal Register of September 2, 1998, that it would expect the statutory authority to exclude providers based on a determination that their fees were substantially in excess of their usual charges would “have declining relevance within the Medicare reimbursement system.” However, in the Federal Register of September 15, 2003, the OIG requested, in a Notice of Proposed Rule-Making, comments as to whether any services reimbursed under the physician fee schedule should be subject to these regulations. The OIG further stated that “we note that ancillary services, such as laboratory tests and drugs, would remain subject to these regulations, even when furnished by physicians” [F.R., Vol. 68, No. 178, September 15, 2003 at 53940].

In several Advisory Opinions, the OIG has provided additional guidance regarding the possible application of this law, as well as the applicability of the anti-kickback laws to pricing arrangements. The OIG concluded in an Advisory Opinion issued in 1999 [OIG Advisory Opinion No. 99-13] that an arrangement under which a laboratory offered substantial discounts to physicians for laboratory tests billed directly to the physicians could potentially trigger the “substantially in excess” provision and might violate the anti-kickback law, because the discounts could be viewed as being provided to the physician in exchange for the physician’s referral to the laboratory of non-discounted Medicare business, unless the discounts could otherwise be justified.

The Centers for Medicare and Medicaid Services promulgated, in 2009, a revision to the regulation that prohibits the mark up of purchased diagnostic services [42 C.F.R. §414.50] (the “Anti-Markup Rule”). The Anti-Markup Rule prohibits a physician or other supplier from marking up the price paid for the technical or professional component of a diagnostic test that was ordered by the billing physician or supplier and which was performed by a physician who does not share a practice with the billing physician or supplier. The billing physician is prohibited from billing the Medicare program an amount greater than the lesser of: (i) the performing supplier’s net charge to the billing physician; (ii) the billing physician’s actual charge; or (iii) the fee schedule amount for the test that would be allowed if the performing supplier billed directly.

In light of the various federal regulations and guidance from the OIG, the Company endeavors to price its products competitively while endeavoring to meet applicable statutes and regulations.

Physician Self-Referral Laws

The federal law referred to as the “Stark Law”, named after Rep. Fortney “Pete” Stark, prohibits physicians who have a financial relationship with an entity from referring Medicare and Medicaid patients to that entity for the provision of designated health services unless the transaction meets an exception to the law. The Company is subject to the Stark law in that laboratory services are classified as a designated health service. The prohibited financial relationships include investment and compensation arrangements.

Some states in which the Company is engaged have enacted similar physician self-referral laws. For example, the Florida Patient Self-Referral Act of 1992, as amended, (the “Act”) is similar to the Stark law, but is narrower in some respects and broader in others. Clinical laboratory services are similarly classified as a designated health service in the Act. But, the Act applies to investment interests, and, unlike the Stark Law, does not address compensation arrangements. The penalties for a violation of the Act include forfeiture of all payments received, civil money penalties, and disciplinary action by the applicable licensing board.

The Stark Law is a per se statute in that intent to violate the statute, unlike the Anti-Kickback Statute, is immaterial. A violation of the Stark Law renders any reimbursements improper and requires the provider to forfeit any funds received in violation of the Stark Law. In addition a violation of the Stark Law exposes the parties to civil and criminal penalties. The Company endeavors to structure its financial relationships in compliance with the Stark Law and with similar state physician self-referral laws.

The False Claims Act

The Federal False Claims Act prohibits any person or entity from knowingly presenting, or causing to be presented, to the U.S. government, or to a Medicare program contractor, a false or fraudulent claim for payment, or knowingly making or using a false record or statement to have a false claim paid by the government, or conspiring to defraud the U.S. government, or knowingly making or using a false statement to conceal an obligation to pay the government. A violation of the Federal False Claims Act is punishable by a civil penalty of $5,500 to $11,000 plus three times the amount of damages. Private parties may bring an action on behalf of the U.S. Government by filing a qui tam case. The private party, called a relator, is entitled to a share of the proceeds from any recovery or settlement. As most qui tam cases are filed by current or former employees, an effective compliance program plays a crucial role in reducing the Company’s exposure to liability. It is also a criminal offense, under Title 18 U.S. Code, Section 287, for a person or entity to make a claim against the United States or any department or agency, knowing the claim to be false, fictitious or fraudulent. The penalty is imprisonment of not more than five years. The Federal False Claims Act has been an effective enforcement tool for the federal government. Many states have enacted similar false claims acts as well.

The Company seeks to structure its arrangements with physicians and other clients to be in compliance with the Anti-Kickback Statute, Stark Law, state laws, and the Federal False Claims Act and to stay abreast of current developments and changes in the law and regulations. However, these laws and regulations are complex and subject to interpretation. Consequently, we are unable to ascertain with certainty that any of our transactions will not be subject to scrutiny and, if scrutinized, will not result in sanctions or penalties. The Company has taken and will continue to take actions to endeavor to ensure compliance with the myriad federal and state laws that govern our business.

Confidentiality and Security of Personal Health Information

The Health Insurance Portability and Accountability Act of 1996, as amended (“HIPAA”) contains provisions that protect individually identifiable health information from unauthorized use or disclosure by covered entities and their business associates. The Office for Civil Rights of HHS, the agency responsible for enforcing HIPAA, has published regulations to address the privacy (the “Privacy Rule”) and security (the “Security Rule”) of protected health information (“PHI”). The Company is a covered entity and has adopted policies and procedures to comply with the Privacy Rule and the Security Rule. The health care facilities and providers that refer specimens to the Company are also bound by HIPAA.

HIPAA also required that all providers who transmit claims for health care goods or services electronically utilize standard transaction and data sets and to standardize national provider identification codes. The Company has taken necessary steps to comply with HIPAA regulations, utilizes standard transaction data sets, and has obtained and implemented national provider identifiers, or NPIs, as the standard unique health identifier in filing and processing health care claims and other transactions.

The American Recovery and Reinvestment Act (“ARRA”) recently enacted the HITECH Act which extends the scope of HIPAA to permit enforcement against business associates for a violation, establishes new requirements to notify the Office for Civil Rights of HHS of a breach of HIPAA, and allows the Attorneys General of the states to bring actions to enforce violations of HIPAA. Rules implementing various aspects of HIPAA are continuing to be developed. With respect to these rules, commencing July 1, 2012, CMS required that all HIPAA-covered entities such as the Company conduct electronic claim submissions and related electronic transactions under a new HIPAA transaction standard called Version 5010. CMS has required this upgrade in connection with another new requirement applicable to the industry, the implementation of new diagnostic code sets to be used in claims submission. The new diagnostic code sets are called the ICD-10-CM, and are to be implemented on October 1, 2015. The Company has been aware of these changes for some time, and believes it is prepared to timely adopt the new standards. However, it is expected that these changes, in particular the adoption of new diagnostic codes — which must be provided to us accurately by referring physicians in order for us to receive payment from payers, such as Medicare — will result in a degree of disruption and confusion, which may adversely affect Company operations, including reimbursement rates.

In addition to the HIPAA Privacy Rule and Security Rule described above, the Company is subject to state laws regarding the handling and disclosure of patient records and patient health information. These laws vary widely. Penalties for violation include sanctions against a laboratory’s licensure as well as civil or criminal penalties. Additionally, private individuals may have a right of action against the Company for a violation of a state’s privacy laws. We believe we are in material compliance with current state laws regarding the confidentiality of health information and will continue to monitor and comply with new or changing state laws.

The Fair and Accurate Credit Transactions Act of 2003, enacted on Dec. 4, 2003, directed the Federal Trade Commission to implement regulations to protect consumers against identity theft. The Federal Trade Commission issued what are referred to as the “Red Flag Rules”, but the effective date for enforcement has been delayed several times. The Red Flag Rules are now subject to enforcement as of January 1, 2012. The Red Flag Program Clarification Act of 2010 (“RFPCA”) gave some relief to health care providers by changing the definition of “creditor”, thereby narrowing the application to health care providers who do not otherwise obtain or use consumer reports or furnish information to consumer reporting agencies in connection with a credit transaction. Health care providers who act as a “creditor” to any of its patients with respect to a “covered account” are required to implement an identity theft protection program to safeguard patient information. A creditor includes any entity that regularly in the course of business obtains or uses consumer reports in connection with credit transactions, furnishes information to a consumer reporting agency in connection with a credit transaction, or advances funds to or on behalf of a person based on the person’s obligation to repay the funds or repayable from specific property pledged by or on behalf of the person. But, a creditor, as defined in the RFPCA, that advances funds on behalf of a person for expenses incidental to a services provided by the creditor to that person is not subject to the Red Flag Rules. The Company has developed a written program designed to identify and detect the relevant warning signs – or “red flags” – of identity theft and establish appropriate responses to prevent and mitigate identity theft in order to comply with the Red Flag Rules. We are also developing a plan to update the program, and the program will be managed by senior management staff under the policy direction of our Board of Directors. The Company intends to take such steps as necessary to determine the extent to which the Red Flag Rules apply to it and to take such steps as necessary to comply.

History

On October 29, 1998, the Parent Company was incorporated in the State of Nevada as American Communications Enterprises, Inc. The Parent Company changed its name to NeoGenomics, Inc. on December 14, 2001.

Properties

We operate a regional network of laboratories. All our laboratory facilities are leased and we believe that they are sufficient to meet our needs at existing volume levels and that, if needed, additional space will be available at a reasonable cost. The following table summarizes our laboratory facilities by location:

Location	Purpose	Square footage
Fort Myers, Florida	Corporate headquarters and laboratory	49,014
Irvine, California	Laboratory	26,105
West Sacramento, California	Laboratory	13,219
Tampa, Florida	Laboratory	5,875
Nashville, Tennessee	Laboratory	5,400
Fresno, California	Laboratory	2,541
Plantation, Florida	Courier office	500

Our rapid growth may require securing additional space in 2015.

Legal Proceedings

From time to time the Company is engaged in legal proceedings in the ordinary course of business. We do not believe any current legal proceedings are material to our business. No material proceedings were terminated in the fourth quarter of 2014.

MANAGEMENT

Officers And Directors

The following table sets forth certain information regarding our members of the Board of Directors and other executives as of April 16, 2015:

Name	Age	Position
Board of Directors:
Douglas M. VanOort	59	Chairman of the Board of Directors and Chief Executive Officer,
Steven C. Jones	52	Executive Vice President of Finance, Chief Compliance Officer, Board Member
Dr. Michael T. Dent	50	Board Member
Kevin C. Johnson	60	Board Member
Raymond R. Hipp	72	Board Member
Bruce K. Crowther	63	Board Member
William J. Robison	79	Board Member
Other Executives:
George A. Cardoza	53	Chief Financial Officer
Dr. Maher Albitar	60	Chief Medical Officer and Director of Research and Development
Steven Brodie	54	Chief Scientific Officer
Robert J. Shovlin	44	Chief Operating Officer
Steven A. Ross	51	Chief Information Officer
Robert H. Horel	50	Vice President and General Manager of Path Logic
Jennifer Balliet	37	Vice President of Human Resources
Edwin F. Weidig III	45	Director of Finance and Principal Accounting Officer

Members of the Company’s Board of Directors are elected at the annual meeting of stockholders and hold office until their successors are elected. The Company’s officers are appointed by the Board of Directors and serve until their resignation or removal by the Board and are subject to employment agreements, if any, approved and ratified by the Board.

Douglas M. VanOort, – Chairman of the Board of Directors and Chief Executive Officer

Mr. VanOort has served as the Chairman of the Board of Directors and Chief Executive Officer of NeoGenomics since October 28, 2009. For seven months prior to October 2009, he served as Chairman of the Board of Directors, Executive Chairman and Interim Chief Executive Officer. Prior to joining NeoGenomics, Mr. VanOort was a General Partner with a Private Equity Firm, and a Founding Managing Partner of a Venture Capital Firm. From 1982 through 1999, Mr. VanOort served in various positions at Corning Incorporated and at its spin-off company, Quest Diagnostics, Inc. During the period from 1995 through 1999, he served as the Senior Vice President Operations for Quest Diagnostics, Incorporated which was then a $1.5 billion newly formed NYSE-traded Company. During the period of 1989 to 1995, he held senior executive positions at Corning Life Sciences, Inc., including Executive Vice President. Corning Life Sciences Inc. had revenues of approximately $2 billion and was spun-off in a public transaction to create both Quest Diagnostics and Covance, Inc. From 1982 to 1989, Mr. VanOort served in various executive positions at Corning Incorporated, including Director of Mergers & Acquisitions. Mr. VanOort currently serves as a member of the Board of Directors of several privately-held companies, and is a principal owner of a privately-held retail hardware store chain. Mr. VanOort is a graduate of Bentley University.

Steven C. Jones – Executive Vice President Finance, Chief Compliance Officer, Board Member

Mr. Jones has served as a director since October 2003, as Executive Vice President of Finance since November 30, 2009, and as Chief Compliance Officer since February 7, 2013. Mr. Jones served as Chief Financial Officer for the Company from October 2003 until November 30, 2009. He is a Managing Director in Medical Venture Partners, LLC, a venture capital firm established in 2003 for the purpose of making investments in the healthcare industry. Mr. Jones is also the founder and Chairman of the Aspen Capital Group and has been President and Managing Director of Aspen Capital Advisors since January 2001. Prior to that Mr. Jones was a chief financial officer at various public and private companies and was a Vice President in the Investment Banking Group at Merrill Lynch & Co. Mr. Jones received his B.S. degree in Computer Engineering from the University of Michigan in 1985 and his MBA degree from the Wharton School of the University of Pennsylvania in 1991. He also serves as Chairman of the Board of T3 Communications, Inc. and he is a member of the Board of XG Sciences, Inc.

Michael T. Dent M.D. – Board Member

Dr. Dent is our founder and has served as a director since inception. Dr. Dent was our President and Chief Executive Officer from June 2001, when he founded NeoGenomics, to April 2004. From April 2004 until April 2005, Dr. Dent served as our President and Chief Medical Officer. Dr. Dent founded the Naples Women’s Center in 1996 and continues his practice to this day. He received his training in Obstetrics and Gynecology at the University of Texas in Galveston. He received his M.D. degree from the University of South Carolina in Charleston, S.C. in 1992 and a B.S. degree from Davidson College in Davidson, N.C. in 1986. He is a member of the American Association of Cancer Researchers and a Diplomat and Fellow of the American College of Obstetricians and Gynecologists. He sits on the Board of the Florida Life Science Biotech Initiative.

Kevin C. Johnson – Board Member

Mr. Johnson has served as a director since 2010. Mr. Johnson is currently Chief Executive Officer of United Allergy Services, Inc., a private company which exists to empower providers and advance the understanding of immunotherapy as the best kind of allergy treatment where he has served since September 2014. From January 2003 until September 2014 Mr. Johnson was retired. From May 1996 until January 2003, Mr. Johnson was Chairman, Chief Executive Officer and President of DIANON Systems, Inc., a publicly-traded cancer diagnostic services company providing anatomic pathology and molecular genetic testing services to physicians nationwide. During that time, DIANON grew annual revenues from approximately $56 million in 1996 to approximately $200 million in 2002. DIANON was sold to Laboratory Corporation of America (NYSE: LH) in January of 2003. Prior to joining DIANON in 1996, Mr. Johnson was employed by Quest Diagnostics and Quest’s predecessor, the Life Sciences Division of Corning, Incorporated, for 18 years, and held numerous management and executive level positions. Mr. Johnson is currently serving on the Board of Directors of United Allergy Services, Inc., a private company and ClearPath Diagnostics, a private company.

Raymond R. Hipp – Board Member

Mr. Hipp has served as a director since February 2011. Mr. Hipp is a retired senior executive that has been involved in consulting work over the last few years involving mergers and acquisitions as well as being a member of a number of public company boards of directors. From July 1998 until his retirement in June 2002, Mr. Hipp served as Chairman, President and CEO of Alternative Resources Corporation, a provider of information technology outsourcing services. From August 1996 until May 1998, Mr. Hipp was the Chief Executive Officer of ITI Marketing Services, a provider of marketing services. Prior to that, Mr. Hipp held senior executive positions with several other firms. Mr. Hipp has a B.S. from Southeast Missouri State University. Mr. Hipp served on the Board of Directors and on the Audit Committee of Gardner Denver, Inc. (NYSE: GDI), an industrial manufacturing company, for over 14 years.

Bruce K. Crowther – Board Member

Mr. Crowther has served as a Director since October 2014. Mr. Crowther recently retired as President and Chief Executive Officer of Northwest Community Healthcare where he has served for the last 23 years. Northwest Community Healthcare is an award winning hospital offering a complete system of care. Mr. Crowther has a B.S. in Biology and an M.B.A. from Virginia Commonwealth University. Mr. Crowther serves on the Board of Directors of Wintrust Financial Corporation, a public company and serves on the Board of Directors of Barrington Bank and Trust which is a Wintrust Financial Corporation owned Company. He also serves as Chairman of the Max McGraw Wildlife Foundation; a not for profit organization committed to conservation education and research.

William J. Robison – Board Member

Mr. Robison has served as a director since May 2007. Mr. Robison, who is retired, spent his entire 41 year career with Pfizer, Inc. At Pfizer, he rose through the ranks of the sales organization and became Senior Vice President of Pfizer Labs in 1986. In 1990, he became General Manager of Pratt Pharmaceuticals, a then new division of the U.S. Pharmaceuticals Group, and in 1992 he became the President of the Consumer Health Care Group. In 1996 he became a member of Pfizer’s Corporate Management Committee and was promoted to the position of Executive Vice President and head of Worldwide Corporate Employee Resources. Mr. Robison retired from Pfizer in 2001 and currently serves on the Board of Directors of MWI Veterinary Supply Company, Inc. (NASD: MWIV). He is also on the board of trustees of University of Louisiana – Monroe. Mr. Robison was previously a board member and an executive committee member of the USO of Metropolitan New York, Inc., the Human Resources Roundtable Group, the Pharmaceutical Human Resource Council, the Personnel Round Table, and the Employee Relations Steering Committee for The Business Round Table.

George A. Cardoza – Chief Financial Officer

Mr. Cardoza has served as Chief Financial Officer since November 2009. Prior to that from March 2008 to November 2009, Mr. Cardoza served as the Chief Financial Officer of Protocol Global Solutions, Inc., a privately held international marketing company. Mr. Cardoza also served as the Controller of Protocol Global Solutions from March 2006 to March 2008. From April 1991 to March 2006, Mr. Cardoza was employed by Quest Diagnostics Inc., a diagnostic testing, information and services company, in a number of positions, including the position of Controller—Central Region from 2001 to March 2006. At Quest Mr. Cardoza was responsible for overseeing all the financial operations of the Central Region, which had revenue of over $1.2 billion in 2006. Prior to his time with Quest, he worked for Sony Music Entertainment Inc. and the Continental Grain Company in various financial roles. Mr. Cardoza received his B.S. from Syracuse University in finance and accounting and has received his M.B.A. from Michigan State University.

Maher Albitar, M.D. – Chief Medical Officer and Director of Research and Development

Dr. Albitar has served as Chief Medical Officer and Director of Research and Development since January 2012. From 2008 to 2011, Dr. Albitar served as the Medical Director for Hematopathology and Oncology, Nichols Institute of Quest Diagnostics, and Chief R&D Director for Hematopathology and Oncology for Quest Diagnostics, a diagnostic testing, information and services company. From 2003 to 2008, Dr. Albitar served as the Director of Hematopathology for the Nichols Institute of Quest Diagnostics. From 2005 to 2011, Dr. Albitar also served as a Board member of Associated Diagnostics Pathologists, Inc. From 1991 to 2003, Dr. Albitar held various faculty positions at The University of Texas MD Anderson Cancer Center. Dr. Albitar previously served as the Chief Medical Officer of Health Discovery Corporation (“HDC”) and is currently a member of the Board of Directors of HDC. Dr. Albitar has also served as a consultant to multiple companies. Dr. Albitar received his medical degree in 1979 from Damascus Medical School in Damascus, Syria.

Steven Brodie, Ph.D. – Chief Scientific Officer

Mr. Brodie has served as the Chief Scientific Officer of NeoGenomics since April 2015. Dr. Brodie is also the Laboratory Director for our Fort Myers, FL lab facility, a role he has held since 2014. He also has served as our Director of Molecular Genetics and Cytogenetics since 2011. Prior to joining NeoGenomics, Dr. Brodie served as a Senior Director of Cytogenetics, Assistant Director of Molecular Genetics, and Scientific Director of Maternal Serum Screening at Quest Diagnostics (Specialty Laboratories) in Valencia Ca. In addition to his clinical responsibilities, he trained Pathology residents in genetic testing for Loma Linda University Medical Center as the Affiliate Rotation Director and the University of Southern California, Keck SOM as a Clinical Assistant Professor of Pathology. Prior to joining Quest Diagnostics, he held a variety of research and clinical positions at the National Institutes of Health, University of New Mexico School of Medicine, and the University of California Los Angeles David Geffen School of Medicine. Dr. Brodie was trained in Genetics at the Univesity of California Los Angeles/Cedar-Sinai Medical Center medical genetics training program. He received a Ph.D. in Biomedical Sciences from the University of New Mexico School of Medicine and Clinical Molecular Genetics and Cytogenetics training at the University of California Los Angeles. Dr. Brodie is Board Certified by the American Board of Medical Genetics and Genomics and holds Directors Licenses in California, Florida, Tennessee, and New York.

Robert J. Shovlin – Chief Operating Officer

Mr. Shovlin has served as the Chief Operating Officer of NeoGenomics since October 2014. From 2012 until October 2014, Mr. Shovlin served as Chief Development Officer for Bostwick Laboratories, a leading provider of anatomic pathology testing services targeting urologists and other clinicians, where he was responsible for Sales, Marketing, Managed Care, Business Development, and Clinical Trials. From 2005 until 2011, he served in progressively more responsible positions, including President and Chief Executive Officer, for Aureon Biosciences, Inc., a venture-backed diagnostics company focused on developing novel and proprietary prostate cancer tests. Mr. Shovlin also served as Executive Director for Anatomic Pathology and Director of Managed Care for Quest Diagnostics from 2003 until 2005, and held sales leadership positions at Dianon Systems from 1997 until 2003. Mr. Shovlin served as a Captain, Infantry Officer in the United States Marine Corps from 1992 until 1997 where he served as a Platoon and Company Commander with 1st Battalion 4th Marines and as an Instructor and Staff Platoon Commander at the Basic School. He holds a Bachelor of Science Degree from Pennsylvania State University, and a Masters of Business Administration from Rutgers University.

Steven A. Ross – Chief Information Officer

Mr. Ross has served as Chief Information Officer since April 2013. Prior to joining the Company, Mr. Ross served as Vice President Technology at Chico’s FAS, Inc. during the period from 2003 to 2013 where he participated in the direction of all information technology resource planning, budgeting, technology associate development coaching and operation initiatives for the $2.5 billion dollar global consumer products company. Mr. Ross has his Bachelor of Science from New Mexico State University.

Robert H. Horel – Vice President and General Manager of Path Logic

Mr. Horel has served as Vice President and General Manager of Path Logic since October 2014. Mr. Horel had served as Vice President of Sales and Marketing from May 2012 to October 2014. Mr. Horel joined NeoGenomics in December 2006 and served as the Regional Sales Director for NeoGenomics’ Southeastern Region up to the time of his appointment as Vice President. Prior to joining NeoGenomics, Mr. Horel held sales and marketing positions of increasing prominence with Ventana Medical Systems (a developer, manufacturer and marketer of certain medical tests and instruments), US Labs (an anatomic pathology and genetic testing laboratory), and Radiometer America (a medical testing and instrumentation company). Mr. Horel graduated from the United States Naval Academy in 1987, earning a Bachelor of Science Degree with Distinction in Mechanical Engineering, and he served as a pilot in the US Navy before beginning his business career in 1998.

Jennifer Balliet – Vice President of Human Resources

Mrs. Balliet has served as Vice President of Human Resources since April 2015. Mrs. Balliet joined NeoGenomics in 2008 and has steadily increased her responsibilities and was previously serving as Director of Human Resources. During her time with NeoGenomics, she managed the Human Resources process as the Company grew from 100 employees to 450 employees. As Vice President of Human Resources, Mrs. Balliet has responsibility for all areas of our Human Resources including recruiting, training, development, compensation, incentive plans and organizational development. Mrs. Balliet received her B.S. degree in Psychology and M.S. degree in Business Management from the University of Florida.

Edwin F. Weidig III – Director of Finance, Principal Accounting Officer

Edwin F. Weidig III has served as Director of Finance and Principal Accounting Officer since January 2012. Mr. Weidig served as the Company’s Corporate Controller from October 2007 until January 2012. Prior to that, from May 2005 to October 2007 he was a Division Controller for Meritage Homes Corporation (NYSE:MTH) in Fort Myers, Florida, and prior to that from January 1999 to May 2005 he worked in public accounting for a local firm in Fort Myers, Florida and for the PwC office in Boston, Massachusetts. Mr. Weidig earned his Bachelor of Science degree in Business Administration from Merrimack College. Mr. Weidig holds an active CPA license with the state of Massachusetts.

Nomination Criteria

The following is a summary of certain of the experience, qualifications, attributes and skills that led the Company’s Board of Directors to conclude that such person should serve as a director at the time each was nominated. This information supplements the biographical information provided above.

•            Douglas M. VanOort, Chairman of the Board of Directors and Chief Executive Officer. Mr. VanOort has significant experience in the laboratory industry including experience obtained as Chairman of the Board of Directors and Chief Executive Officer of the Company and as Senior Vice President Operations for Quest Diagnostics, Incorporated. Mr. VanOort also has significant financial experience having served as Executive Vice President and CFO of Corning Life Sciences, Inc. and as an Operating Partner with Private Equity firm and a Founding Partner of Venture Capital firm. Mr. VanOort is an experienced executive officer and manager as illustrated by the above described positions and others included in the biographical information provided above.

•            Steven C. Jones, Executive Vice President of Finance, Board Member, and Chairman of the Compliance Committee. Mr. Jones has a background in investment banking and in investing in the healthcare industry. He has also served as Chief Financial Officer and Chief Executive Officer of various companies, including service to NeoGenomics from 2003 to 2009 as its Chief Financial Officer. Mr. Jones provides valuable experience to NeoGenomics with respect to strategic and financial matters.

•            Michael T. Dent M.D., Board Member. Dr. Dent is the founder of the Company and his experience as a physician gives him valuable insight into the physician market. He is the only medical doctor on our Board of Directors. His experience with running a laboratory information system business also provides insight into technology that may be utilized by the Company.

•            Kevin C. Johnson, Board Member. Mr. Johnson spent the majority of his career in the laboratory business and was the CEO for Dianon Systems before it was sold to Laboratory Corporation of America. His experience as a CEO of a rapidly growing laboratory operating in a similar niche of our industry enables him to provide significant and valuable insights as to running a laboratory company and strategies we should pursue.

•            Raymond R. Hipp, Board Member and Chairman of the Audit Committee. Mr. Hipp has experience in mergers and acquisitions, information technology and as CEO of a Company. Mr. Hipp fills an important role with the Company as the Chairman of the Audit Committee and as an audit committee financial expert. Mr. Hipp has valuable experience with the Audit Committee of Gardner Denver, Inc.

•            Bruce K. Crowther, Board Member. Mr. Crowther has experience in the healthcare industry and a strong knowledge of the hospital market having served as Chief Executive Officer of a healthcare system for over 23 years. His experience in this role allows him to provide insight into how the Company should manage the hospital market. He also has experience serving on the board of directors of other public companies.

•            William J. Robison, Board Member and Chairman of the Compensation Committee. Mr. Robison spent his entire 41 year career with Pfizer, Inc. which included a position as Executive Vice President and head of Worldwide Corporate Employee Resources and he was a member of the Company’s Corporate Management Committee. This experience makes Mr. Robison highly qualified to be the Chairman of our Compensation Committee. Mr. Robison has extensive health care knowledge and offers valuable insight and recommendations with respect to managing our sales-force, our personnel and compensation policies.

Audit Committee

As of the date of this prospectus, the Audit Committee is comprised of Mr. Hipp, Mr. Johnson and Mr. Crowther, all of whom we believe are “independent” pursuant to NASDAQ Listing Rule 5605(c)(2). Mr. Hipp is an “audit committee financial expert” as such term is defined in Item 407 of Regulation S-K. As of the date of this prospectus, Mr. Hipp was the chair of the Audit Committee.

Code of Ethics

The Company adopted a new Code of Ethics for its senior financial officers and its principal executive officer during 2011 which was filed as an exhibit to a Current Report on Form 8-K filed with the Securities and Exchange Commission July 20, 2011. A copy of the Code of Ethics may also be obtained, free of charge, by writing to the Secretary of NeoGenomics, Inc., 12701 Commonwealth Drive, Suite 9, Fort Myers, Florida 33913.

Compensation Committee

As of the date of this prospectus, the Compensation Committee was comprised of Mr. Robison, Mr. Johnson, and Mr. Hipp, all of whom we believe are “independent” as that term is defined by NASDAQ Listing Rule 5605(a)(2). As of the date of this prospectus, Mr. Robison was the chair of the Compensation Committee.

Nominating and Corporate Governance Committee

As of the date of this prospectus, the Nominating and Corporate Governance Committee was comprised of Mr. Johnson, Mr. Robison, and Mr. Hipp, all of whom we believe are “independent” as that term is defined by NASDAQ Listing

Rule 5605(a)(2). As of the date of this prospectus, Mr. Johnson was the chair of the Nominating and Corporate Governance Committee.

Compliance Committee

As of the date of this prospectus, the Compliance Committee was comprised of Mr. Jones, Mr. Johnson, Mr. Crowther and Dr. Dent. Mr. Jones is not considered “independent” as that term is defined by NASDAQ Listing Rule 5605(a)(2), because Mr. Jones is an officer of the Company. As of the date of this prospectus, Mr. Jones was the chair of the Compliance Committee.

Independent Directors

As of the date of this prospectus, we believe that Dr. Dent, Mr. Johnson, Mr. Hipp, Mr. Crowther and Mr. Robinson are “independent” as that term is defined by NASDAQ Listing Rule 5605(a)(2).

Executive Compensation

Summary Compensation Table

The following Summary Compensation Table sets forth all compensation earned and accrued, in all capacities, during the fiscal years ended December 31, 2014, 2013 and 2012, by our Named Executive Officers (“NEOs”).

Name and Principal Position	Year	Salary		Bonus		Stock Award		Option Award (3)		Non-Equity Incentive Plan Compensation		Non-qualified Deferred Compensation Earnings		All Other Compensation		Total
Douglas M. VanOort(1)	2014		$441,346		$293,968		$91,000		$91,483		$11,189		$—		$—		$928,986
Chief Executive Officer and Chairman of the Board	2013 2012	$ $	425,000 410,000	$ $	132,000 203,000	$ $	— —	$ $	155,344 235,497	$ $	7,429 —	$ $	— —	$ $	— —	$ $	719,773 848,497

George A. Cardoza	2014		$266,539		$77,500		$—		$17,847		$6,758		$—		$—		$368,644
Chief Financial Officer	2013		$245,500		$60,000		$—		$15,716		$4,590		$—		$—		$325,806
	2012		$233,853		$65,000		$—		$34,915		$—		$—		$—		$333,768

Dr. Maher Albitar (2)	2014		$—		$131,000		$—		$249,692		$10,287		$—		$440,000		$830,979
Chief Medical Officer	2013 2012	$ $	— —	$ $	92,500 98,775	$ $	— —	$ $	482,519 286,349	$ $	7,640 —	$ $	— —	$ $	431,570 404,978	$ $	1,014,229 790,102

Steven A. Ross (4)	2014		$254,250		$68,000		$—		$65,492		$6,446		$—		$—		$394,188
Chief Information Officer	2013 2012	$ $	156,923 —	$ $	30,000 —	$ $	— —	$ $	63,074 —	$ $	2,579 —	$ $	— —	$ $	24,840 —	$ $	277,416 —

Robert J. Shovlin (5)	2014		$68,750		$20,000		$—		$59,873		$1,450		$—		$—		$150,073
Chief Operating Officer	2013		$—		$—		$—		$—		$—		$—		$—		$—
	2012		$—		$—		$—		$—		$—		$—		$—		$—

Steven C. Jones	2014		$—		$177,500		$—		$—		$5,821		$—		$257,500		$440,821
Executive Vice President, Finance	2013 2012	$ $	— —	$ $	72,500 80,000	$ $	— —	$ $	— —	$ $	4,394 —	$ $	— —	$ $	250,000 207,500	$ $	326,894 287,500

(1)	See Item 8, Note H for a description on the valuation methodology of stock option awards and warrants. Mr. VanOort was granted warrants to purchase 625,000 shares of common stock and the stock compensation expense related to these warrants has been included in option awards.
(2)	Dr. Albitar acts as a consultant to the Company in his role as Chief Medical Officer as a result of the California

Corporate Practice of Medicine restriction. As a result all payments to him in that role are included in All Other Compensation. See Item 8, Note H for a description on the valuation methodology of stock option awards. Dr. Albitar was granted warrants to purchase 200,000 shares of common stock and the stock compensation expense related to these warrants has been included in option awards.
(3)	See Item 8, Note H for a description on the valuation methodology of stock option and warrant awards.
(4)	Steven A. Ross was only an employee from April 2013 and his annual salary for 2013 would have been $240,000.
(5)	Robert J. Shovlin was only an employee from October 2014 and his annual salary for 2014 would have been $325,000.

Employment Agreements and Potential Payments Upon Termination or Change in Control

The Company is a party to employment contracts with several of its officers that contain commitments as detailed below.

On March 16, 2009, the Company entered into an employment agreement with Douglas M. VanOort to employ Mr. VanOort in the capacity of Executive Chairman and interim Chief Executive Officer. Such employment agreement was amended on October 28, 2009 to appoint Mr. VanOort as Chairman and Chief Executive Officer (the employment agreement, as amended, hereafter, the “Employment Agreement”). The Employment Agreement had an initial term from March 16, 2009 through March 16, 2013, which subsequent to the initial term automatically renews for one year periods. Pursuant to the Employment Agreement, Mr. VanOort receives a base salary of $325,000 per year and is eligible to receive an annual cash bonus for any given fiscal year in an amount equal to 60% of his base salary if he meets certain goals established for him by the Compensation Committee of the Board. Such bonus is eligible to be increased to up to 150% of the target bonus in any fiscal year in which he meets certain performance thresholds established by the Compensation Committee. Mr. VanOort is also entitled to participate in all of the Company’s employee benefit plans and any other benefit programs established for officers of the Company. In the event that Mr. VanOort is terminated without cause by the Company, the Company has agreed to pay Mr. VanOort’s base salary and maintain his benefits for a period of a year.

The Employment Agreement also provides that Mr. VanOort was granted an option to purchase 1,000,000 shares of the Company’s common stock under the Company’s Amended and Restated Equity Incentive Plan (the “Amended Plan”). The exercise price of such option is $0.80 per share. 500,000 shares of common stock subject to the option vest according to the following schedule (i) 200,000 shares vested on March 16, 2011; (ii) 12,500 shares vest each month beginning on April 16, 2011 until March 16, 2012; (iii) 8,000 shares vest each month beginning on April 16, 2012 until March 16, 2012 and (iv) 4,500 shares vest each month beginning on April 16, 2012 until March 16, 2013. 500,000 shares of common stock subject to the option vest based on the achievement of certain performance metrics by the Company. Any unvested portion of the option described above shall vest in the event of a change of control of the Company.

Either party may terminate Mr. VanOort’s employment with the Company at any time upon giving sixty days advance written notice to the other party. The Company and Mr. VanOort also entered into a Confidentiality, Non-Solicitation and Non-Compete Agreement in connection with the Employment Agreement.

On March 16, 2009, the Company and the Douglas M. VanOort Living Trust entered into a Subscription Agreement (the “Subscription Agreement”) pursuant to which the Douglas M. VanOort Living Trust purchased 625,000 shares of the Company’s common stock at a purchase price of $0.80 per share (the “Subscription Shares”). The Subscription Shares are subject to a two year lock-up that restricts the transfer of the Subscription Shares; provided, however, that such lock-up shall expire in the event that the Company terminates Mr. VanOort’s employment. The Subscription Agreement also provides for certain piggyback registration rights with respect to the Subscription Shares. In addition to the Subscription Agreement, on March 16, 2009, the Company and Mr. VanOort entered into a Warrant Agreement (the “Warrant Agreement”) pursuant to which Mr. VanOort, subject to the vesting schedule described below, may purchase up to 625,000 shares of the Company’s common stock at an exercise price of $1.05 per share (the “Warrant Shares”). The Warrant Shares vest based on the following vesting schedule:

(i)	20% of the Warrant Shares vested immediately,

(ii)	20% of the Warrant Shares will be deemed to be vested on the first day on which the closing price per share of the Company’s common stock has reached or exceeded $3.00 per share for 20 consecutive trading days,

(iii)	20% of the Warrant Shares will be deemed to be vested on the first day on which the closing price per share of the Company’s common stock has reached or exceeded $4.00 per share for 20 consecutive trading days,

(iv)	20% of the Warrant Shares will be deemed to be vested on the first day on which the closing price per share of the Company’s common stock has reached or exceeded $5.00 per share for 20 consecutive trading days and

(v)	20% of the Warrant Shares will be deemed to be vested on the first day on which the closing price per share of the Company’s common stock has reached or exceeded $6.00 per share for 20 consecutive trading days.

On March 12, 2014 Mr. VanOort exercised 375,000 warrants to purchase shares of NeoGenomics common stock at an exercise price of $1.05 per share. On March 16, 2014 250,000 warrants expired unvested because performance requirements were not met.

On February 14, 2012, Mr. VanOort had his annual salary raised to $425,000 per year and was granted a supplemental non-qualified stock option to purchase 800,000 shares of common stock at an exercise price of $1.71 per share, which option has a five year term (the “Supplemental Options”). These Supplemental Options are scheduled to vest according to the passage of time with 200,000 shares vesting each year on the anniversary of the grant date for the first four years after the grant.

In the event of a change of control of the Company in which the consideration payable to common stockholders of the Company in connection with such change of control has a deemed value of at least $4.00 per share, the Warrant Shares and the Supplemental Options shall immediately vest in full. In the event that Mr. VanOort resigns his employment with the Company or the Company terminates Mr. VanOort’s employment for “cause” at any time prior to the time when all Warrant Shares and Supplemental Options have vested, then the rights under the Warrant Agreement and the Supplemental Options with respect to the unvested portion of each will immediately terminate as of the date of termination.

On April 15, 2014, the Company granted 125,000 shares of restricted stock to Douglas M. VanOort. Such restricted shares vest on the third anniversary of the grant date so long as Mr. VanOort remains Chairman and Chief Executive Officer of the Company. The fair market value of the grant of restricted stock on award date was deemed to be $381,250 or $3.05 per share, which was the closing price of the Company’s common stock on the day before the grant as approved by the board of directors.

On November 30, 2009, we entered into an employment agreement with George Cardoza, our Chief Financial Officer. The Employment Agreement has an initial term from November 30, 2009 through November 29, 2013, which initial term automatically renews for one year periods. The employment agreement specifies an initial base salary of $190,000/year, which was subsequently increased to $250,000 per year in April 2013. Mr. Cardoza is also entitled beginning with the year ended December 31, 2010 to receive cash bonuses for any given fiscal year in an amount equal to 30% of his base salary if he meets certain goals established by the CEO and approved by the Board of Directors. Such bonus is eligible to be increased to up to 150% of the target bonus in any fiscal year in which he meets certain performance thresholds established by the CEO of the Company and approved by the Board of Directors. In addition, Mr. Cardoza was granted 150,000 stock options at an exercise price of $1.55 and with a five year term so long as Mr. Cardoza remains an employee of the Company. These options are scheduled to vest according to the passage of time. Mr. Cardoza’s employment agreement also specifies that he is entitled to four weeks of paid vacation per year and other insurance benefits. In the event that Mr. Cardoza is terminated without cause by the Company, the Company has agreed to pay Mr. Cardoza’s base salary and maintain his benefits for a period of six months. On April 14, 2011 Mr. Cardoza was granted an additional option to purchase 100,000 shares of common stock at an exercise price of $1.46 per share. Such option has a five year term and vests 25,000 shares per year on the anniversary of the grant date for the first four years after the grant. On March 5, 2014 Mr. Cardoza was granted an additional option to purchase 30,000 shares of common stock at an exercise price of $3.45 per share. Such option has a five year term and vests 10,000 shares per year on the anniversary of the grant date for the first three years after the grant. In the event of a change of control of the Company, all of Mr. Cardoza’s unvested options shall immediately vest.

Grants of Plan Based Awards to NEOs

The following table shows information regarding grants of non-equity and equity awards that we made during the fiscal year ended December 31, 2014 to each of the officers named in the Summary Compensation Table.

		Estimated Future Payouts Under Non-Equity Incentive Plan ($) (2)			All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($) (1)
Name	Grant Date	Threshold	Target	Maximum
Douglas M. VanOort	04/15/2014				125,000	—	—	381,250
Chief Executive Officer and Chairman of the Board	FY 2014 Annual Bonus	—	240,125	336,175

George Cardoza	03/05/2014					30,000	3.45	34,600
Chief Financial Officer	FY 2014 Annual Bonus	—	68,900	86,125

Dr. Maher Albitar	03/05/2014					30,000	3.45	34,600
Chief Medical Officer	FY 2014 Annual Bonus	—	121,900	152,375

Steven A. Ross
Chief Information Officer	FY 2014 Annual Bonus	—	65,521	85,178

Robert J. Sholvin	10/13/2014					300,000	4.79	502,925
Chief Operating Officer	FY 2014 Annual Bonus	—	—	20,000

Steven C. Jones
Executive Vice President Finance	FY 2014 Annual Bonus	—	68,900	93,015

(1)	Represents the grant date fair value calculated in accordance with FASB ASC Topic 718. Information regarding the assumptions used in the valuation of option awards can be found in the footnote to our financial statements entitled Stock Options, Stock Purchase Plan and Warrants in our Annual Report on Form 10-K for the fiscal year ended December 31, 2014, filed with the SEC. Our executive officers will not realize the value of these awards in cash unless these awards are exercised and the underlying shares are subsequently sold. See also our discussion of stock based compensation under “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critcal Accounting Policies in our Annual Report on Form 10-K.

(2)	The FY14 Annual Bonus grant date of non-equity incentive plan awards sets forth the target and maximum of the amounts awarded as an annual bonus in fiscal 2014 under the management incentive plan. The actual amount earned is reflected in the Summary Compensation in the “Bonus” column.

Outstanding Equity Awards at Fiscal Year End

The Compensation Committee has been given the authority to set all performance metrics for the vesting of performance-based equity awards, and has the authority to adjust any target financial metrics used for such vesting if it deems it appropriate to do so. The following table sets forth information with respect to outstanding equity awards related to stock options held by our Named Executive Officers as of December 31, 2014:

	Outstanding Equity Awards at Fiscal Year End
Name and Principal Position	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Un- exercisable		Equity Incentive Plan Awards- Number of Securities Underlying Unexercised & Unearned Options	Option Exercise Price	Option Expiration Date
Douglas M. VanOort	400,000	400,000	(1)	—	$1.71	2/13/2017
Chief Executive Officer and Chairman of the Board	1,000,000	—		—	$0.80	3/15/2016

George A. Cardoza	100,000	—		—	$1.46	04/14/2016
Chief Financial Officer	—	30,000	(1)	—	$3.45	03/05/2019

Steven A. Ross
Chief Information Officer	37,500	112,500	(1)	—	$3.93	04/22/2018

Robert J. Shovlin	—	300,000	(1)	—	$4.79	10/13/2019
Chief Operating Officer

Dr. Maher Albitar	125,000	125,000	(1)	—	$1.43	1/8/2017
Chief Medical Officer	—	30,000	(1)	—	$3.45	3/5/2019

(1)	Please see Note H of the consolidated financial statements for a vesting detail.

The following table sets forth information with respect to outstanding equity awards from stock awards held by our named executive officers as of December 31, 2014:

Name and Principal Position	Number Of Shares Or Units Of Stock That Have Not Vested	Market Value Of Shares Or Units Of Stock That Have Not Vested	Equity Incentive Plan Awards: Number Of Unearned Shares, Units Or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market Or Payout Value Of Unearned Shares, Units Or Other Rights That Have Not Vested
Douglas M VanOort	125,000	$381,250	—	—
Chief Executive Officer and Chairman of the Board

Options Exercised and Stock Awards Vested

The options exercised by our NEOs during the fiscal year ended December 31, 2014 were as follows:

Name	Number of Shares Acquired on Exercise	Value Realized on Exercise $
George A. Cardoza	130,000	$354,900
Chief Financial Officer

There were no stock awards which became vested during the year ended December 31, 2014.

Director Compensation

Each of our non-employee directors is entitled to receive cash compensation. As of December 31, 2014 the reimbursement was as follows:

•	$11,250 for each calendar quarter served as director

•	$20,000 for each year for a Committee Chairman for the Audit Committee and Compensation Committee

•	$10,000 for each year for a Committee Chairman of the Nominating and Corporate Governance Committee

•	$5,000 for each year for a Committee Member for the Audit Committee, Compensation Committee and the Compliance Committee

•	$2,500 for each year for a Committee Member for the Nominating and Corporate Governance Committee

We also reimburse our directors for travel expenses incurred in connection with attendance at Board and Board committee meetings. The following table provides information concerning the compensation of our non-employee directors for the year ended December 31, 2014.

Name	Fees Earned or Paid in Cash	Stock Awards	Warrant/ Option Awards	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
Michael T. Dent (1)	$52,500	$9,150	$—	$—	$—	$—	$61,650
Steven C. Jones (2)	—	—	—	—	—	440,821	440,821
Kevin C. Johnson (1)	57,500	9,150	—	—	—	—	66,650
William J. Robison (1)	61,875	9,150	—	—	—	—	71,025
Raymond R. Hipp (1)	61,875	9,150	—	—	—	—	71,025
Bruce K. Crowther (3)	—	7,365	—	—	—	—	7,365

(1)	On April 15, 2014, the Company granted 3,000 shares of restricted stock to each of the four non-officer directors of the Company for a total of 12,000 restricted shares. These directors were elected by the shareholders and the stock award is for service on the Board of Directors only. Such restricted shares vest ratably over the next four quarters with 750 shares vesting at the end of each quarter, so long as each director remains a member of the Board of Directors. The fair market value of each grant of restricted stock on award date was deemed to be $9,150 or $3.05 per share, which was the closing price of the Company’s common stock on the day before the grant as approved by the Board of Directors.
(2)	Other compensation for Mr. Jones reflects his consulting compensation for serving as our Executive Vice President of Finance.
(3)	On October 27, 2014 the Board granted 1,500 shares of restricted stock to Bruce K. Crowther. These shares will vest ratably over the next two quarters based on Mr. Crowther’s service on the Board of Directors. The fair market value of this grant on the award date was deemed to be $7,365 or $4.91 per share which was the closing price of the Company’s common stock on the day before the grant as approved by the Board of Directors.

Compensation Discussion and Analysis

Executive Compensation Philosophy

Our compensation philosophy is to offer our executive officers compensation and benefits that are competitive and meet our goals of attracting, retaining and motivating highly skilled management, which is necessary to achieve our financial and strategic objectives and create long-term value for our stockholders. We believe the levels of compensation we provide should be competitive, reasonable and appropriate for our business needs and circumstances.

Advisory Vote on Executive Compensation

The Company provides its stockholders with the opportunity to cast a vote on executive compensation every three years. At the 2013 Annual Meeting of Stockholders held in June 6, 2013, 64.9% of the votes cast on the advisory vote on executive compensation proposal were in favor of our NEO compensation as described in the proxy statement for the 2013 Annual Meeting of Stockholders. The Compensation Committee reviewed these final vote results and took them into account when considering its compensation decisions for fiscal 2014. The Compensation Committee determined that given the leadership role of the NEOs in the Company’s continued steady performance the Company’s executive compensation program remains appropriate and no changes were necessary. However, the Compensation Committee continues to review our executive compensation program consistent with the compensation goals set forth herein and will continue to consider the outcome of the stockholder votes on the annual executive compensation proposal when making future decisions regarding our executive officers.

Process for Determining Executive Compensation

Our Compensation Committee reviews and approves the annual base compensation and other compensation of our NEOs. Our Compensation Committee also establishes and reviews the achievement of performance goals and other matters relating to the Annual Bonus Plans.

Base Compensation

Our base compensation philosophy is to offer our executive officers compensation and benefits that are competitive and meet our goals of attracting, retaining and motivating highly skilled management, which is necessary to achieve our financial and strategic objectives and create long-term value for our stockholders. We believe the levels of base compensation we provide should be competitive, reasonable and appropriate for our business needs and circumstances.

The base compensation of our NEOs is reviewed annually and changes to base salary are made pursuant to a review process and salary increase recommendations are made by the Chief Executive Officer and subsequently reviewed and approved by the Compensation Committee. Any changes to the Chief Executive Officer base salary are discussed and approved by the Compensation Committee.

Benefits

Our policy is to provide health benefits as well as access to our 401(k) Plan to which we contribute a match of 50% on the dollar up to a 4% employee contribution (2% Company match), to all of our employees including our NEOs.

Annual Bonus Plan and Goal Sharing Plan

The Compensation Committee adopts an Annual Bonus Plans for each year which it believes incentivizes senior management to push to achieve operating results that the Compensation Committee believes will inure to the benefit of stockholders as well as management. Each Annual Bonus Plan provides goals which the Compensation Committee believes could only be achieved through extraordinary team efforts by senior management and that are designed to incentivize senior management to operate the Company in the most efficient manner possible. In developing the Annual Bonus Plan for each year, the Compensation Committee takes into consideration the economy in general and the goals of the Company that it wishes to reward, achieving our revenue and Adjusted EBITDA budgets and successful completion of Company determined critical success factors. There are also some individual goals that are provided to each of our NEOs.

The NEOs also participated in a goal sharing plan which was available to all employees on a quarterly basis which has up to a 4.0% pay-out for achieving certain common goals defined for the business such as meeting our revenue budget, turnaround time metrics, cost per test goals, employee satisfaction and customer satisfaction goals. This plan has been disbanded for the current fiscal year of 2015 and the NEO’s will no longer participate in this goal sharing plan.

Tax Compliance Policy

Section 162(m) of the Code generally disallows a tax deduction to public corporations for compensation in excess of $1,000,000 paid for any fiscal year to a corporation’s chief executive officer and to the three other most highly compensated executive officers in office as of the end of the fiscal year, other than the chief financial officer. The statute exempts qualifying performance-based compensation from the deduction limit if certain requirements are met. However, shareholder interests may at times be best served by not restricting the Compensation Committee’s discretion and flexibility in developing compensation programs, even though the programs may result in non-deductible compensation expenses. Accordingly, the Compensation Committee may from time to time approve elements of compensation for certain officers that are not fully deductible.

Compensation Committee Interlocks

During the fiscal year ended December 31, 2014, the members of the Company’s Compensation Committee were:

William J. Robison — Chairman

Raymond R. Hipp

Kevin C. Johnson

No member of the Compensation Committee was an officer or employee of the Company during the fiscal year ended December 31, 2014.

Compensation Committee Report

The members of the Company’s Compensation Committee hereby state:

We have reviewed and discussed the Compensation Discussion and Analysis contained in this prospectus with the Company’s management, and

Based on such review and discussions, we have recommended to the Company’s Board of Directors that the Compensation Discussion and Analysis be included in this prospectus.

Compensation Committee
By:	William J. Robison, Chairman
Kevin C. Johnson
Raymond R. Hipp

Securities Authorized for Issuance Under Equity Compensation Plans (a)

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders:
Amended and Restated Equity Incentive Plan (“Equity Incentive Plan”)	3,212,096	$2.12	388,440	(e)
Employee Stock Purchase Plan (“ESPP”)	—	N/A	413,795
Equity compensation plans not approved by security holders (b), (c), (d)	1,450,000	$1.61	—

Total	4,662,096	$1.96	802,235

(a)	As of December 31, 2014.
(b)	Includes outstanding options to purchase 800,000 shares of common stock at an exercise price of $1.71 per share granted to Douglas M. VanOort on February 14, 2012. These options vest based on the passage of time. In the event of a change of control of the Company with a share price in excess of $4.00 per share, all unvested options will vest immediately. Unless sooner terminated pursuant to the terms of the stock option agreement, the options will terminate on February 14, 2017.
(c)	Includes outstanding warrants to purchase 450,000 shares of common stock at an exercise price of $1.50 per share granted to Steven C. Jones on May 3, 2010. These warrants vest based on the passage of time and based on the achievement of certain milestones. In the event of a change of control of the Company all unvested warrants will vest immediately. Unless sooner terminated pursuant to the terms of the warrant agreement, the warrants will terminate on May 3, 2017.
(d)	Includes outstanding warrants to purchase 200,000 shares of common stock at an exercise price of $1.43 per share granted to Maher Albitar on January 9, 2012. These warrants vest based on the achievement of certain milestones. In the event of a change of control of the Company with a share price in excess of $4.00 per share, all unvested warrants will vest immediately. Unless sooner terminated pursuant to the terms of the warrant agreement, the warrants will terminate on January 9, 2017.
(e)	The Company’s Equity Incentive Plan was amended and restated on April 16, 2013, and subsequently approved by shareholders holding a majority of the shares outstanding, to allow for the issuance of an aggregate of up to 7,000,000 shares under the plan.

Currently, the Company’s Equity Incentive Plan, as amended and restated on October 31, 2006 and again amended and restated on April 16, 2013 and the Company’s ESPP as Amended and Restated, dated April 16, 2013 are the only equity compensation plans in effect.

PRINCIPAL STOCKHOLDERS

The following table sets forth information as of April 16, 2015, with respect to each person known by the Company to own beneficially more than five percent (5%) of the Company’s outstanding common stock, each director and officer of the Company and all directors and executive officers of the Company as a group. The Company has no other class of equity securities outstanding other than common stock.

Title of Class	Name And Address Of Beneficial Owner	Amount and Nature Of Beneficial Ownership (1)	Percent Of Class(1)
Common	Aspen Select Healthcare, LP (2) 1740 Persimmon Drive, Suite 100 Naples, Florida 34109	5,881,637	9.7%

Common	Steven C. Jones (3) c/o NeoGenomics, Inc. 12701 Commonwealth Drive, Suite 5 Fort Myers, FL 33913	7,128,266	11.7%%

Common	Michael T. Dent, M.D. (4) c/o NeoGenomics, Inc. 12701 Commonwealth Drive, Suite 5 Fort Myers, FL 33913	1,821,650	3.0%

Common	Douglas M. VanOort (5) c/o NeoGenomics, Inc. 12701 Commonwealth Drive, Suite 5 Fort Myers, FL 33913	2,912,600	4.7%

Common	Raymond R. Hipp c/o NeoGenomics, Inc. 12701 Commonwealth Drive, Suite 5 Fort Myers, FL 33913	264,794	*

Common	Kevin C. Johnson c/o NeoGenomics, Inc. 12701 Commonwealth Drive, Suite 5 Fort Myers, FL 33913	95,747	*

Common	William J. Robison (6) c/o NeoGenomics, Inc. 12701 Commonwealth Drive, Suite 5 Fort Myers, FL 33913	173,793	*

Common	Bruce K. Crowther (7) c/o NeoGenomics, Inc. 12701 Commonwealth Drive, Suite 5 Fort Myers, FL 33913	3,580	*

Common	Steven Brodie (8) c/o NeoGenomics, Inc. 12701 Commonwealth Drive, Suite 5 Fort Myers, FL 33913	77,814	*

Common	Robert J. Shovlin (9) c/o NeoGenomics, Inc. 12701 Commonwealth Drive, Suite 5 Fort Myers, FL 33913	—	*

Common	George A. Cardoza (10) c/o NeoGenomics, Inc. 12701 Commonwealth Drive, Suite 5 Fort Myers, FL 33913	251,089	*

Common	Maher Albitar, M.D. (11) c/o NeoGenomics, Inc. 12701 Commonwealth Drive, Suite 5 Fort Myers, FL 33913	340,992	*

Common	Robert Horel (12) c/o NeoGenomics, Inc. 12701 Commonwealth Drive, Suite 5 Fort Myers, FL 33913	38,718	*

Common	Steven Ross (13) c/o NeoGenomics, Inc. 12701 Commonwealth Drive, Suite 5 Fort Myers, FL 33913	79,500	*

Common	Jennifer Balliet (14) c/o NeoGenomics, Inc. 12701 Commonwealth Drive, Suite 5 Fort Myers, FL 33913	23,383	*

Common	Edwin Weidig III (15) c/o NeoGenomics, Inc. 12701 Commonwealth Drive, Suite 5 Fort Myers, FL 33913	21,667	*

Common	Directors and Officers as a Group (16)	13,020,848	20.7%

Common	1837 Partners, LP., 1837 Partners, QP,LP., and 1837 Partner Ltd. (1837 RMB Managers, LLC and affiliates) 115 South LaSalle St., 34th Floor Chicago, IL 60603 (17)	4,521,197	7.5%

Common	Artisan Partner Limited Partnership 875 East Wisconsin Avenue Suite 800 Milwaukee, WI 53202	3,410,938	5.7%

*	Less than one percent (1%)
(1)	The number and percentage of shares beneficially owned are determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares over which the individual or entity has voting power or investment power and any shares of common stock that the individual has the right to acquire within sixty (60) days of April 16, 2015, through the exercise of any stock option or other right. As of April 16, 2015 60,350,750 shares of the Company’s common stock were outstanding.
(2)	Aspen Select Healthcare, LP (Aspen) has direct ownership of 3,500,000 shares. Also includes 2,381,637 shares to which Aspen has received a voting proxy. The general partner of Aspen is Medical Venture Partners, LLC, an entity controlled by Steven C. Jones.
(3)

Steven C. Jones, Executive Vice President — Finance and director of the Company, has direct ownership of 311,251 shares and warrants exercisable within sixty (60) days of April 16, 2015 to purchase an additional 450,000 shares. Totals for

Mr. Jones also include (i) 212,745 shares owned by Aspen Opportunity Fund, LP, an investment partnership that Mr. Jones controls, (ii) 50,476 shares owned by Jones Network, LP, a family limited partnership that Mr. Jones controls, (iii) 190,000 shares owned by the Steven & Carisa Jones Defined Benefit Pension Plan & Trust and (iv) 32,157 shares held in certain individual retirement and custodial accounts. In addition, as the Managing Member of the general partner of Aspen, he has the right to vote all shares controlled by Aspen, thus all Aspen shares have been added to his total (see Note 2).
(4)	Michael T. Dent, M.D. is a director of the Company. Dr. Dent’s beneficial ownership includes 1,384,150 shares held in trusts for the benefit of Dr. Dent’s spouse and children (of which Dr. Dent and his attorney are the sole trustees). Dr. Dent’s beneficial ownership also includes 437,500 shares owned directly by Dr. Dent or jointly with his spouse.
(5)	Douglas M. VanOort, the Chairman and CEO of the Company, has direct ownership of 1,125,100 shares and options exercisable within sixty days of April 16, 2015 to purchase 1,600,000 shares. Totals for Mr. VanOort include 187,500 shares owned by Conundrum Capital L.P. a partnership for which Mr. VanOort is a managing member.
(6)	William J. Robison, a director of the Company, has direct ownership of 173,793 shares.
(7)	Bruce K. Crowther, a director of the Company, has direct ownership of 3,580 shares.
(8)	Steven Brodie, Chief Scientific Officer of the Company, has direct ownership of 4,482 shares and options exercisable within sixty (60) days of April 16, 2015 to purchase 73,332 shares.
(9)	Robert J. Shovlin, Chief Operating Officer, has direct ownership of no shares and no options exercisable within sixty (60) days of April 16, 2015.
(10)	George A. Cardoza, Chief Financial Officer, has direct ownership of 141,089 shares and options exercisable within sixty (60) days of April 16, 2015 to purchase 110,000 shares.
(11)	Dr. Maher Albitar, Chief Medical Officer, has direct ownership of 63,492 shares, 80,000 warrants are exercisable within sixty (60) days of April 16, 2015 and 197,500 options are exercisable within sixty (60) days of April 16, 2015.
(12)	Robert Horel, Vice President and General Manager of Path Logic, has options exercisable within 60 days of April 16, 2015 to purchase 38,718 shares.
(13)	Steven Ross, Chief Information Officer, has direct ownership of 4,500 shares and options exercisable within 60 days of April 16, 2015 to purchase 75,000 shares.
(14)	Jennifer Balliet, Vice President of Human Resources, has direct ownership of 465 shares and options exercisable within 60 days of April 16, 2015 to purchase 22,918 shares.
(15)	Edwin F. Weidig, III, Principal Accounting Officer, has options exercisable within 60 days of April 16, 2015 to purchase 21,667 shares.
(16)	The total number of shares listed eliminates double counting of shares that may be beneficially attributable to more than one person.
(17)	1837 RMB Managers, LLC and its affiliates have direct ownership of 4,521,197 shares. 1837 RMB Managers, LLC acts as the general partner and makes all the investment decisions for 1837 Partners LP., 1837 Partners QP, LP and 1837 Partners LTD who own the shares listed. Shares listed also include amounts owned personally by affiliates of RMB Managers, LLC.

MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

Our common stock is listed on the NASDAQ Capital Market under the symbol “NEO”. Set forth below is a table summarizing the high and low sale prices for our common stock during the last two fiscal years.

QUARTER	HIGH SALES PRICE	LOW SALES PRICE
4th Quarter 2014	$5.81	$3.96
3rd Quarter 2014	$6.10	$3.34
2nd Quarter 2014	$3.80	$2.95
1st Quarter 2014	$4.69	$3.17

4th Quarter 2013	$4.15	$2.70
3rd Quarter 2013	$4.05	$2.05
2nd Quarter 2013	$4.20	$3.45
1st Quarter 2013	$4.02	$2.40

The above table is based on a report provided by the NASDAQ Capital Markets and the OTC Markets Group, Inc. These quotations reflect inter-dealer prices, without retail mark-up, markdown or commissions, and may not necessarily represent actual transactions. All historical data was obtained from the www.nasdaq.com web site.

As of April 16, 2015, the last reported price of our common stock was $4.82 per share.

As of April 16, 2015, there were 555 stockholders of record of our common stock, excluding stockholders who hold their shares in brokerage accounts in “street name”. Of the 60,350,750 shares of common stock outstanding as of April 16, 2015, 57,751,587 shares are freely tradable without restriction, unless held by our “affiliates”. The remaining 2,599,163 shares of our common stock which are held by existing stockholders, including the officers and directors, are “restricted securities” and may be resold in the public market only if registered or pursuant to an exemption from registration. Some of these shares may be resold under Rule 144.

Dividend Policy

We have never declared or paid cash dividends on our common stock. We intend to retain all future earnings to finance future growth and therefore we do not anticipate paying any cash dividends in the foreseeable future.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Consulting Agreement

During 2014, 2013 and 2012, Steven Jones, a director of the Company, earned approximately $257,500, $254,500 and $207,500, respectively, for various consulting work performed in connection with his duties as Executive Vice President of Finance. Mr. Jones is Chairman of the Compliance Committee. Mr. Jones also earned $177,500, $72,500 and $80,000 in corporate bonuses related to his consulting work in 2014, 2013 and 2012.

On May 3, 2010, the Company entered into a consulting agreement (the “Consulting Agreement”) with Steven Jones (the “Consultant” or “Mr. Jones”) whereby Mr. Jones would continue to provide consulting services to the Company in the capacity of Executive Vice President of Finance. The Consulting Agreement has an initial term from May 3, 2010 through April 30, 2013, which initial term automatically renews for additional one year periods unless either party provides notice of termination at least three months prior to the expiration of the initial term or any renewal term. In addition, the Company has the right to terminate the Consulting Agreement by giving written notice to the Consultant the year prior to the effective date of termination. The Consultant has the right to terminate the Consulting Agreement by giving written notice to the Company three months prior to the proposed termination date, provided, however, the Consultant is required to provide an additional three months of transition services to the Company upon reasonable request by the Company. The Consulting Agreement specifies an annual base retainer compensation of $180,000 per year, which was subsequently increased to $210,000 per year in April 2012. Mr. Jones annual compensation was increased to $250,000 on January 1, 2013. Mr. Jones annual compensation was increased to $260,000 in March 2014. Mr. Jones is also eligible to receive an annual cash bonus based on the achievement of certain performance metrics with a target of 30% of his base retainer. Such bonus is eligible to be increased to up to 150% of the target bonus in any fiscal year in which he meets certain performance thresholds established by the CEO of the Company and approved by the Board of Directors. On May 3, 2010, the Company also entered into a warrant agreement with the Consultant and it issued a warrant to purchase 450,000 shares of the Company’s common stock, which have all vested as of December 31, 2014.

Sale of Securities

Between January 10, 2011 and January 12, 2011, the Parent Company entered into subscription agreements (the “Subscription Agreements”) with certain investors (the “Investors”) pursuant to which the Parent Company has sold to the Investors an aggregate of 2,001,667 shares of the Parent Company’s common stock, at a price of $1.50 per share (the “Common Stock Financing”). In connection with the Common Stock Financing, the Parent Company also entered into registration rights agreements with the Investors.

The Investors included, among others, (i) the Douglas M. VanOort Living Trust (of which Douglas VanOort, Chief Executive Officer and Chairman of the Company’s Board of Directors, is affiliated), (ii) the Steven and Carisa Jones Defined Benefit Pension Plan & Trust (of which Steven Jones, Executive Vice President – Finance and a director of the Company, is affiliated), (iii) The George A. Cardoza Family Trust (of which George Cardoza, the Company’s Chief Financial Officer, is affiliated), (iv) Mark W. Smits (who was previously the Company’s Vice President of Sales and Marketing) and (v) Kevin C. Johnson (who is a director of the Company).

DESCRIPTION OF CAPITAL STOCK

Common Stock

We are authorized to issue 100,000,000 shares of common stock, par value $0.001 per share, of which 60,350,750 shares were issued and outstanding as of April 16, 2015.

The securities being offered hereby are common stock. The outstanding shares of our common stock are fully paid and non-assessable. The holders of common stock are entitled to one vote per share for the election of directors and with respect to all other matters submitted to a vote of stockholders. Shares of our common stock do not have cumulative voting rights, which means that the holders of more than 50% of such shares voting for the election of directors can elect 100% of the directors if they choose to do so. Our common stock does not have preemptive rights, meaning that the common stockholders’ ownership interest in the Company would be diluted if additional shares of common stock are subsequently issued and the existing stockholders are not granted the right, at the discretion of the Board of Directors, to maintain their ownership interest in our Company.

Upon liquidation, dissolution or winding-up of the Company, our assets, after the payment of debts and liabilities and any liquidation preferences of, and unpaid dividends on, any class of preferred stock then outstanding, will be distributed pro-rata to the holders of our common stock. The holders of our common stock do not have preemptive or conversion rights to subscribe for any of our securities and have no right to require us to redeem or purchase their shares. The holders of common stock are entitled to share equally in dividends, if, as and when declared by our Board of Directors, out of funds legally available therefore, subject to the priorities given to any class of preferred stock which may be issued.

Preferred Stock

We are authorized to issue 10,000,000 shares of preferred stock, par value $0.001 per share (the “Preferred Stock”). Preferred Stock may be issued from time to time in one or more series. The Board of Directors is authorized to fix or alter the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), the redemption price or prices, the liquidation preferences of any wholly unissued series of Preferred Stock, and the number of shares constituting any such series and the designation thereof, or any of them; and to increase or decrease the number of shares of any series subsequent to the issue of shares of that series, but not below the number of shares of such series then outstanding and which the Company may be obligated to issue under options, warrants or other contractual commitments. In case the number of shares of any series shall be so decreased, the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series. As of April 16, 2015, no such shares had been designated.

Warrants

As of April 16, 2015, warrants to purchase 650,000 shares of our common stock were outstanding. The exercise prices of these warrants range from $1.43 to $1.50 per share.

Options

As of April 16, 2015, options to purchase 3,995,221 shares of our common stock were outstanding. The exercise prices of these options range from $0.31 to $5.99 per share.

Transfer Agent

The Company’s transfer agent is Standard Registrar & Transfer Company located at 12528 South 1840 East Draper, Utah, 84020. The transfer agent’s telephone number is (801) 571-8844.

Reports To Stockholders

We file an annual report on Form 10-K with the Securities Exchange Commission each year which describes the nature and scope of our business and operations for the prior year and contains a copy of our audited financial statements for the most recent fiscal year.

Indemnification Of Directors And Executive Officers And Limitation On Liability

The Company’s Articles of Incorporation provide that no director or officer of the Company shall be personally liable to the Company or any of its stockholders for damages for breach of fiduciary duty as a director or officer of for any act or omission of any such director or officer; however such indemnification shall not eliminate or limit the liability of a director or officer for (a) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law or (b) the payment of dividends in violation of Section 78.300 of the Nevada Revised Statutes. The Company’s Amended and Restated Bylaws (the “Bylaws”) provide that any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director, officer, employee or agent of the Company (or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise) shall be indemnified and held harmless by the Company to the fullest extent permitted by Nevada law against expenses including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such proceeding.

The Bylaws also provide that the Company must indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed proceeding by or in the right of the Company to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise against costs incurred by such person in connection with the defense or settlement of such action or suit. Such indemnification may not be made for any claim, issue or matter as to which such person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals, to be liable to the Company or for amounts paid in settlement to the Company, unless and only to the extent that the court determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

The Bylaws provide that the Company must pay the costs incurred by any person entitled to indemnification in defending a proceeding as such costs are incurred and in advance of the final disposition of a proceeding; provided however, that the Company must pay such costs only upon receipt of an undertaking by or on behalf of such person to repay the amount if it is ultimately determined by a court of competent jurisdiction that such person is not entitled to be indemnified by the Company.

The Bylaws provide that the Company may purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise in accordance with Section 78.752 of the Nevada Revised Statutes.

Nevada Revised Statutes 78.751 and 78.7502 have provisions that provide for discretionary and mandatory indemnification of officers, directors, employees, and agents of a corporation. Under these provisions, such persons may be indemnified by a corporation against expenses, including attorney’s fees, judgment, fines and amounts paid in settlement, actually and reasonably incurred by him in connection with the action, suit or proceeding, if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation and with respect to any criminal action or proceeding had no reasonable cause to believe his conduct was unlawful.

To the extent that a director, officer, employee or agent has been successful on the merits or otherwise in defense of any action, suit or proceeding, or in defense of any claim, issue or matter, the Nevada Revised Statues provide that he must be indemnified by the Company against expenses, including attorney’s fees, actually and reasonably incurred by him in connection with the defense.

Section 78.751 of the Nevada Revised Statues also provides that any discretionary indemnification, unless ordered by a court or advanced by the Company, may be made only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

•	By the stockholders;

•	By the Company’s Board of Directors by majority vote of a quorum consisting of directors who were not parties to that act, suit or proceeding;

•	If a majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion; or

•	If a quorum consisting of directors who were not parties to the act, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

Insofar as indemnification for liabilities arising under the Securities Act, as amended, may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person connected with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

LEGAL MATTERS

The validity of the shares offered hereby has been opined on for us by Burton, Bartlett & Glogovac.

EXPERTS

The consolidated financial statements as of December 31, 2014, and for the year then ended included in this Prospectus have been so included in reliance on the report of Crowe Horwath LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements as of December 31, 2013, and for the years ended December 31, 2013 and 2012 included in this Prospectus have been so included in reliance on the report of Kingery & Crouse, P.A., independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

AVAILABLE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the securities offered by this prospectus. This prospectus, which forms a part of the registration statement, does not contain all the information set forth in the registration statement, as permitted by the rules and regulations of the SEC. For further information with respect to us and the securities offered by this prospectus, reference is made to the registration statement.

Statements contained in this prospectus as to the contents of any contract or other document that we have filed as an exhibit to the registration statement are qualified in their entirety by reference to the exhibits for a complete statement of their terms and conditions.

We file annual, quarterly and current reports and other information with the SEC. Such reports, the registration statement and other information may be read and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 on official business days during the hours of 10 a.m. to 3 p.m. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

ITEM 8.	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders

NeoGenomics, Inc.

Fort Myers, Florida

We have audited the accompanying consolidated balance sheet of NeoGenomics, Inc. and subsidiaries (“NeoGenomics”) as of December 31, 2014, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the year then ended. We also have audited NeoGenomics’ internal control over financial reporting as of December 31, 2014, based on criteria established in the 2013 Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). NeoGenomics’ management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Report on Internal Control Over Financial Reporting”. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As permitted, NeoGenomics has excluded the operations of Path Labs LLC acquired during 2014, which is described in Note D of the consolidated financial statements, from the scope of management’s report on internal control over financial reporting. As such, it has also been excluded from the scope of our audit of internal control over financial reporting.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NeoGenomics as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, NeoGenomics maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in the 2013 Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ Crowe Horwath LLP

Tampa, Florida

March 3, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of NeoGenomics, Inc.:

We have audited the accompanying consolidated balance sheet of NeoGenomics, Inc. and its subsidiaries (the “Company”) as of December 31, 2013, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the years ended December 31, 2013 and 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of NeoGenomics, Inc. and its subsidiaries as of December 31, 2013, and the consolidated results of their operations and their cash flows for the years ended December 31, 2013 and 2012, in conformity with accounting principles generally accepted in the United States of America.

/s/ Kingery & Crouse P.A.

Certified Public Accountants

Tampa, FL

February 24, 2014

NEOGENOMICS, INC.

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2014 and 2013

In thousands, except share amounts

	2014	2013
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$33,689	$4,834
Accounts receivable, net	20,475	18,653
Inventories	2,616	2,301
Deferred income tax asset, net	821	588
Other current assets	1,141	1,115

Total current assets	58,742	27,491

PROPERTY AND EQUIPMENT, NET	15,082	9,694

INTANGIBLE ASSETS, NET	4,212	2,577
GOODWILL	2,929	—
OTHER ASSETS	141	154

TOTAL ASSETS	$81,106	$39,916

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$6,294	$4,177
Accrued compensation	3,897	2,337
Accrued expenses and other liabilities	1,208	741
Short-term portion of equipment capital lease obligations	3,224	2,786
Revolving credit line	—	4,282

Total current liabilities	14,623	14,323

LONG TERM LIABILITIES
Long-term portion of equipment capital lease obligations	5,257	3,294
Deferred income tax liability, net	821	588

Total long term liabilities	6,078	3,882

TOTAL LIABILITIES	20,701	18,205

COMMITMENTS AND CONTINGENCIES (SEE NOTE I)

STOCKHOLDERS’ EQUITY
Common stock, $.001 par value, (100,000,000 shares authorized; 60,242,818 and 49,118,373 shares issued and outstanding, respectively)	60	49
Additional paid-in capital	79,751	42,200
Accumulated deficit	(19,406)	(20,538)

Total stockholders’ equity	60,405	21,711

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$81,106	$39,916

See notes to consolidated financial statements.

NEOGENOMICS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

In thousands, except per share amounts

	2014	2013	2012
NET REVENUE	$87,069	$66,467	$59,867

COST OF REVENUE	46,355	34,730	33,031

GROSS MARGIN	40,714	31,737	26,836

OPERATING EXPENSES
General and administrative	23,808	17,397	15,843
Research and development	2,689	2,440	2,281
Sales and marketing	11,999	8,726	7,501

Total operating expenses	38,496	28,563	25,625

INCOME FROM OPERATIONS	2,218	3,174	1,211

INTEREST AND OTHER EXPENSE – NET	929	989	1,146

INCOME BEFORE TAXES	1,289	2,185	65

INCOME TAXES	157	152	—

NET INCOME	$1,132	$2,033	$65

NET INCOME PER SHARE - Basic	$0.02	$0.04	$0.00

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING – Basic	53,483	48,263	45,027

NET INCOME PER SHARE - Diluted	$0.02	$0.04	$0.00

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING – Diluted	56,016	52,775	48,715

See notes to consolidated financial statements.

NEOGENOMICS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

In thousands, except share amounts

			Additional
	Common Stock		Paid-In	Accumulated
	Shares	Amount	Capital	Deficit	Total
Balances, December 31, 2011	43,416,200	$43	$28,490	$(22,636)	$5,897
Common stock issuance ESPP plan	56,805	—	89	—	89
Stock issuance fees and expenses	—	—	(38)	—	(38)
Issuance of stock for stock options	197,209	—	198	—	198
Issuance of stock for warrants	250,066	—	262	—	262
Issuance of common stock for intangibles	1,360,000	2	1,943	—	1,945
Stock compensation expense - warrants	—	—	153	—	153
Stock compensation expense - options and restricted stock	—	—	645	—	645
Net income	—	—	—	65	65

Balances, December 31, 2012	45,280,280	$45	$31,742	$(22,571)	$9,216

Common stock issuance ESPP plan	76,595	—	230	—	230
Stock issuance fees and expenses	—	—	(1,037)	—	(1,037)
Issuance of stock for stock options	438,998	1	371	—	372
Issuance of common stock for cash	3,322,500	3	9,965	—	9,968
Stock compensation expense - warrants	—	—	263	—	263
Stock compensation expense - options	—	—	666	—	666
Net income	—	—	—	2,033	2,033

Balances, December 31, 2013	49,118,373	$49	$42,200	$(20,538)	$21,711

Common stock issuance ESPP plan	90,285	—	353	—	353
Stock issuance fees and expenses	—	—	(2,776)	—	(2,776)
Issuance of stock for warrants	458,333	1	455	—	456
Issuance of restricted stock	138,500	—	—	—	—
Issuance of stock for stock options	2,387,327	2	1,805	—	1,807
Issuance of common stock for cash	8,050,000	8	37,022	—	37,030
Stock compensation expense - warrants	—	—	51	—	51
Stock compensation expense - options and restricted stock	—	—	641	—	641
Net income	—	—	—	1,132	1,132

Balances, December 31, 2014	60,242,818	$60	$79,751	$(19,406)	$60,405

See notes to consolidated financial statements.

NEOGENOMICS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

In thousands

	2014	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$1,132	$2,033	$65
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property and equipment	5,345	4,189	3,636
Amortization of intangibles	295	223	182
Amortization of debt issue costs	66	49	38
Stock based compensation – options and restricted stock	641	666	645
Stock based compensation – warrants	51	263	153
Provision for bad debts	2,437	2,797	3,053
Changes in assets and liabilities, net:
(Increase) in accounts receivable, net of write-offs	(2,770)	(7,416)	(9,192)
(Increase) in inventories	(229)	(442)	(657)
Decrease (increase) in other assets	41	(71)	46
(Increase) decrease in other current assets	(25)	(932)	96
Increase in accounts payable and other liabilities	2,466	868	1,443

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	9,450	2,227	(492)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of intangible assets	—	—	(1,037)
Acquisition, net of cash acquired	(5,830)	—	—
Purchases of property and equipment	(3,772)	(2,011)	(2,615)

NET CASH USED IN INVESTING ACTIVITIES	(9,602)	(2,011)	(3,652)

CASH FLOWS FROM FINANCING ACTIVITIES
(Repayments to) advances from revolving credit facility	(4,282)	(4,177)	4,560
Restricted cash	—	—	500
Repayment of capital lease obligations	(3,581)	(2,606)	(2,187)
Issuance of common stock for the exercise of options, warrants and ESPP shares	2,616	515	511
Issuance of common stock for cash , net of transaction expenses	34,254	9,018	—

NET CASH PROVIDED BY FINANCING ACTIVITIES	29,007	2,750	3,384

NET CHANGE IN CASH AND CASH EQUIVALENTS	28,855	2,966	(760)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	4,834	1,868	2,628

CASH AND CASH EQUIVALENTS, END OF YEAR	$33,689	$4,834	$1,868

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid	$981	$945	$1,108

Income taxes paid	$177	$17	$—

Equipment leased under capital lease obligations	$5,884	$3,377	$2,782

Common stock issued for intangible asset purchase	$—	$—	$1,945

See notes to consolidated financial statements.

NEOGENOMICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014, 2013 and 2012

NOTE A – NATURE OF BUSINESS AND BASIS OF PRESENTATION

NeoGenomics, Inc., a Nevada corporation (the “Parent” or the “Parent Company”), and its subsidiaries, NeoGenomics Laboratories, Inc., a Florida corporation (“NEO”, “NeoGenomics Laboratories”) and Path Labs LLC., a Delaware Limited Liability Corporation (“Path Logic”) (collectively referred to as “we”, “us”, “our”, “NeoGenomics”, or the “Company”), operates as a certified “high complexity” clinical laboratory in accordance with the federal government’s Clinical Laboratory Improvement Act, as amended (“CLIA”), and is dedicated to the delivery of clinical diagnostic services to pathologists, oncologists, urologists, hospitals, and other laboratories throughout the United States.

The accompanying consolidated financial statements include the accounts of the Parent and the Subsidiaries. All significant intercompany accounts and balances have been eliminated in consolidation.

We have one reportable operating segment that delivers testing services to hospitals, pathologists, oncologists, other clinicians and researchers and represents 100% of the Company’s consolidated assets, net revenues and net income for each of the three years ended December 31, 2014. Also, at December 31, 2014, all of our services were provided within the United States and all of our assets were located in the United States.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The Company prepares its consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. These principles require management to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, together with amounts disclosed in the related notes to the consolidated financial statements. Actual results and outcomes may differ from management’s estimates, judgments and assumptions. Significant estimates, judgments and assumptions used in these consolidated financial statements include, but are not limited to, those related to revenues, accounts receivable and related allowances, contingencies, useful lives and recovery of long-term assets and intangible assets, income taxes and valuation allowances, stock-based compensation and impairment analysis of goodwill. These estimates, judgments, and assumptions are reviewed periodically and the effects of material revisions in estimates are reflected in the consolidated financial statements prospectively from the date of the change in estimate.

Revenue Recognition

The Company recognizes revenues when (a) the price is fixed or determinable, (b) persuasive evidence of an arrangement exists, (c) the service is performed and (d) collectability of the resulting receivable is reasonably assured.

The Company’s specialized diagnostic services are performed based on a written test requisition form or electronic equivalent and revenues are recognized once the diagnostic services have been performed, and the results have been delivered to the ordering physician. These diagnostic services are billed to various payers, including Medicare, commercial insurance companies, other directly billed healthcare institutions such as hospitals and clinics, and individuals. The Company reports revenues from contracted payers, including Medicare, certain insurance companies and certain healthcare institutions, based on the contractual rate, or in the case of Medicare, published fee schedules. The Company reports revenues from non-contracted payers, including certain insurance companies and individuals, based on the amount expected to be collected. The difference between the amount billed and the amount estimated to be collected from non-contracted payers is recorded as a contractual allowance to arrive at the reported net revenues. The expected revenues from non-contracted payers are based on the historical collection experience of each payer or payer group, as appropriate. The Company records revenues from patient pay tests net of a large discount and as a result recognizes minimal revenue on those tests. The Company regularly reviews its historical collection experience for non-contracted payers and adjusts its expected revenues for current and subsequent periods accordingly.

NEOGENOMICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014, 2013 and 2012

The table below shows the adjustments made to gross service revenue to arrive at net revenues, the amount reported on our statement of operations (in thousands):

	For the Years Ended December 31,
	2014	2013	2012
Gross Service Revenues	$224,460	$173,784	$157,591
Total Contractual Adjustments and Discounts	(137,391)	(107,317)	(97,724)

Net Service Revenues	$87,069	$66,467	$59,867

Cost of Revenue

Cost of revenue includes payroll and payroll related costs for performing tests, depreciation of laboratory equipment, rent for laboratory facilities, laboratory reagents, probes and supplies, and delivery and courier costs relating to the transportation of specimens to be tested.

Shipping Costs

The Company has a significant expense related to shipping specimens to our facility for testing and this cost is for contract couriers, commercial airline flights and charges from Federal Express to ship specimens to our facility. We had approximately $3.0 million, $2.9 million and $3.1 million in shipping expense for the years ended December 31, 2014, 2013 and 2012, respectively, and these costs were included in our cost of revenue.

Advertising Costs

Advertising costs are expensed at the time they were incurred and are not material for the years ended December 31, 2014, 2013 and 2012.

Research and Development

Research and development (“R&D”) costs are expensed as incurred. R&D expenses consist of cash and equity compensation and benefits for R&D personnel, amortization of intangibles, supplies, inventory and payment for samples to complete validation studies. These expenses were incurred to develop new genetic tests.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are comprised of amounts due from sales of the Company’s specialized diagnostic services and are recorded at the invoiced amount, net of discounts and contractual allowances. The allowance for doubtful accounts is estimated based on the aging of accounts receivable with each payer category and the historical data on bad debts in these aging categories. In addition, the allowance is adjusted periodically for other relevant factors, including regularly assessing the state of our billing operations in order to identify issues which may impact the collectability of receivables or allowance estimates. Revisions to the allowance are recorded as an adjustment to bad debt expense within general and administrative expenses. After appropriate collection efforts have been exhausted, specific receivables deemed to be uncollectible are charged against the allowance in the period they are deemed uncollectible. Recoveries of receivables previously written-off are recorded as credits to the allowance. Our estimates of net revenue are subject to change based on the contractual status and payment policies of the third party payers with whom we deal. We regularly refine our estimates in order to make our estimated revenue as accurate as possible based on our most recent collection experience with each third party payer.

NEOGENOMICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014, 2013 and 2012

Changes in the allowance for doubtful accounts are as follows (in thousands):

	Years Ended December 31,
	2014	2013	2012
Beginning balance – Allowance for Doubtful Accounts	$4,540	$3,002	$2,150
Provision for doubtful accounts	2,437	2,797	3,053
Write-offs	(2,797)	(1,259)	(2,201)

Ending balance – Allowance for Doubtful Accounts	$4,180	$4,540	$3,002

Statements of Cash Flows

For purposes of the consolidated statements of cash flows, we consider all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Fair Value of Financial Instruments and Concentrations of Credit Risk

The carrying value of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and other liabilities, and other current assets and liabilities are considered reasonable estimates of their respective fair values due to their short-term nature. The Company maintains its cash and cash equivalents with domestic financial institutions that the Company believes to be of high credit standing. The Company believes that, as of December 31, 2014, its concentration of credit risk related to cash and cash equivalents was not significant. The carrying value of the Company’s long-term capital lease obligations approximates its fair value based on the current market conditions for similar instruments.

Concentrations of credit risk with respect to revenue and accounts receivable are primarily limited to certain clients and geographies to which the Company provides a significant volume of its services, and to specific payers of our services such as Medicare and individual insurance companies. The Company’s client base consists of a large number of geographically dispersed clients diversified across various customer types. For the years ended December 31, 2014, 2013 and 2012, a large oncology practice with multiple locations accounted for 10.1%, 15.8% and 14.9%, respectively, of total revenue. All other clients were less than 5% of total revenue individually. For the years ended December 31, 2014, 2013 and 2012, revenue derived from the State of Florida accounted for 25.8%, 30.6% and 33.6%, respectively, of total revenue.

Inventories

Inventories, which consist principally of testing supplies, are valued at the lower of cost or market, using the first-in, first-out method (FIFO).

Other Current Assets

As of December 31, 2014 and 2013, other current assets consist primarily of prepaid expenses.

Property and Equipment

Property and equipment are recorded at cost, net of accumulated depreciation and amortization. Property and equipment generally includes purchases of items with a cost greater than $1,000 and a useful life greater than one year. Depreciation and amortization are computed on the straight line basis over the estimated useful lives of the assets. Leasehold improvements and property and equipment under capital leases are amortized over the shorter of the related lease terms or their estimated useful lives. Costs incurred in connection with the development of internal-use software are capitalized in accordance with the accounting standard for internal-use software, and are amortized over the expected useful life of the software.

The Company periodically reviews the estimated useful lives of property and equipment. Changes to the estimated useful lives are recorded prospectively from the date of the change. Upon retirement or sale, the cost of the assets disposed of and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in income (loss) from operations. Repairs and maintenance costs are expensed as incurred.

NEOGENOMICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014, 2013 and 2012

Intangible Assets

Intangible assets with finite useful lives are recorded at fair value or cost, less accumulated amortization. We have four classes of intangible assets and each class of intangible assets is amortized over its estimated service period from service date for thirteen years or through the weighted average patent expiration date of each class of patents or the period of economic benefit using the straight-line method. We periodically review the estimated pattern in which the economic benefits will be consumed and adjust the amortization period and pattern to match our estimate. The Company’s intangible assets are related to the customer relationships acquired through the acquisition of Path Labs, LLC and to our license agreement with Health Discovery Corporation.

Goodwill

The Company evaluates goodwill on an annual basis in the fourth quarter or more frequently if management believes indicators of impairment exist. Such indicators could include, but are not limited to (1) a significant adverse change in legal factors or in business climate, (2) unanticipated competition, or (3) an adverse action or assessment by a regulator. The Company first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. If management concludes that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, management conducts a two-step quantitative goodwill impairment test. The first step of the impairment test involves comparing the fair value of the applicable reporting unit with its carrying value. The Company estimates the fair values of its reporting units using a combination of the income, or discounted cash flows, approach and the market approach, which utilizes comparable companies’ data. If the carrying amount of a reporting unit exceeds the reporting unit’s fair value, management performs the second step of the goodwill impairment test. The second step of the goodwill impairment test involves comparing the implied fair value of the affected reporting unit’s goodwill with the carrying value of that goodwill. The amount, by which the carrying value of the goodwill exceeds its implied fair value, if any, is recognized as an impairment loss. The Company’s evaluation of goodwill completed during the year resulted in no impairment losses.

Recoverability and Impairment of Long-Lived Assets

The Company reviews the recoverability of its long-lived assets (property and equipment, and intangible assets) if events or changes in circumstances indicate the assets may be impaired. Evaluation of possible impairment is based on the Company’s ability to recover the asset from the expected future pretax cash flows (undiscounted and without interest charges) of the related operations. If the expected undiscounted pretax cash flows are less than the carrying amount of such asset, an impairment loss is recognized for the difference between the estimated fair value and carrying amount of the asset. No impairment loss was recognized in the years ended December 31, 2014, 2013 and 2012. We believe the carrying values of our long-lived assets are recoverable at December 31, 2014.

Income Taxes

We compute income taxes in accordance with ASC Topic 740, Income Taxes. Under ASC Topic 740, deferred taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Also, the effect on deferred taxes of a change in tax rates is recognized in income in the period that included the enactment date. Temporary differences between financial and tax reporting arise primarily from the use of different depreciation methods and lives for property and equipment and recognition of bad debts and various other expenses that have been allowed for or accrued for financial statement purposes but are not currently deductible for income tax purposes.

The provision for income taxes, including the effective tax rate and analysis of potential tax exposure items, if any, requires significant judgment and expertise in federal and state income tax laws, regulations and strategies,

NEOGENOMICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014, 2013 and 2012

including the determination of deferred tax assets and liabilities and any estimated valuation allowances deemed necessary to recognize deferred tax assets at an amount that is more likely than not to be realized. We evaluate quarterly tax positions that have been taken or are expected to be taken in our tax returns, and record a liability for uncertain tax positions, if deemed necessary. We follow a two-step approach to recognizing and measuring uncertain tax positions. First, tax positions are recognized if the weight of available evidence indicates that it is more likely than not that the position will be sustained upon examination, including resolution of related appeals or litigation processes, if any. Second, the tax position is measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon settlement. We recognize interest and penalties related to unrecognized tax benefits in the provision for income taxes in the accompanying consolidated financial statements. During the years ended December 31, 2014, 2013 and 2012, we do not believe we had any significant uncertain tax positions nor did we have any provision for interest or penalties related to such positions.

Stock-Based Compensation

We account for option and stock awards under the Amended Plan in accordance with ASC Topic 718, Compensation – Stock Compensation, which requires the measurement and recognition of compensation expense in the Company’s consolidated statements of operations for all share-based option and stock awards, based on estimated grant-date fair values.

ASC Topic 718 requires us to estimate the fair value of stock-based option awards on the date of grant using an option-pricing model. The grant-date fair value of the award is recognized as expense over the requisite service period using the straight-line method. In accordance with ASC Topic 718, the estimated stock-based compensation expense to be recognized is reduced by stock option forfeitures.

We estimate the grant-date fair value of stock-based option awards using a trinomial lattice model. This model is affected by our stock price on the date of the grant as well as assumptions regarding a number of highly complex and subjective variables. These variables include the expected term of the option, expected risk-free rates of return, the expected volatility of our common stock, and expected dividend yield, each of which is more fully described below. The assumptions for expected term and expected volatility are the two assumptions that significantly affect the grant date fair value.

Expected Term: The expected term of an option is the period of time that the option is expected to be outstanding. The average expected term is determined using a trinomial lattice simulation model.

Risk-free Interest Rate: We base the risk-free interest rate used in the trinomial lattice valuation method on the implied yield at the grant date of the U.S. Treasury zero-coupon issue with an equivalent term to the stock-based award being valued. Where the expected term of a stock-based award does not correspond with the term for which a zero coupon interest rate is quoted, we use the nearest interest rate from the available maturities.

Expected Stock Price Volatility: We use our own historical weekly volatility because that is more reflective of market conditions.

Dividend Yield: Because we have never paid a dividend and do not expect to begin doing so in the foreseeable future, we have assumed a 0% dividend yield in valuing our stock-based awards.

Tax Effects of Stock-Based Compensation

We will only recognize a tax benefit from windfall tax deductions for stock-based awards in additional paid-in capital if an incremental tax benefit is realized after all other tax attributes currently available have been utilized.

Net Income Per Common Share

Basic net income per share is computed using the weighted average number of common shares outstanding during the applicable period. Diluted net income per share is computed using the weighted average number of common

NEOGENOMICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014, 2013 and 2012

shares outstanding during the applicable period, plus the dilutive effect of potential common stock. Potential common stock consists of shares issuable pursuant to stock options and warrants. Calculations of net income per share are done using the treasury stock method.

Recent Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, Revenues from Contracts with Customers. The update calls for a number of revisions in the revenue recognition rules. The update is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. Entities may use a full retrospective approach or report the cumulative effect as of the date of adoption. The Company is currently reviewing this update and has not yet determined the effect this may have on our consolidated financial statements.

NOTE C – PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following at December 31, 2014 and 2013 (in thousands):

	2014	2013	Estimated Useful Lives in Years
Equipment	$19,604	$13,848	3-7
Leasehold improvements	3,541	2,258	2-5
Furniture and fixtures	1,982	1,087	7
Computer hardware	4,249	2,680	3
Computer software	5,033	3,265	2-3
Assets not yet placed in service	495	1,034	—

Subtotal	34,904	24,172
Less accumulated depreciation and amortization	(19,822)	(14,478)

Property and equipment, net	$15,082	$9,694

Depreciation and amortization expense on property and equipment, including leased assets in each period was as follows (in thousands):

	For the years ended December 31,
	2014	2013	2012
Depreciation and amortization expense	$5,345	$4,189	$3,636

In our consolidated statements of operations, we recorded approximately $3,516, $2,985 and $2,800 of depreciation and amortization in cost of revenue for the years ended December 31, 2014, 2013 and 2012, respectively, and we recorded $1,829, $1,204 and $836 of depreciation and amortization in general and administrative expenses for the years ended December 31, 2014, 2013 and 2012, respectively.

NEOGENOMICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014, 2013 and 2012

Property and equipment under capital leases, included above, consists of the following at December 31, 2014 and 2013 (in thousands):

	2014	2013
Equipment	$8,729	$7,885
Furniture and fixtures	1,250	575
Computer hardware	2,454	1,607
Computer software	523	306
Leasehold Improvements	44	134

Subtotal	13,000	10,507
Less accumulated depreciation and amortization	(4,959)	(5,038)

Property and equipment under capital leases, net	$8,041	$5,469

NOTE D – ACQUISITIONS

On July 8, 2014, the Company entered into a membership interest purchase agreement with Path Labs, LLC d/b/a Path Logic, a Delaware limited liability company (“Path Logic”), and Path Labs Holdings, LLC, a Delaware limited liability company (“PL Holdings”), whereby the Company acquired all of the outstanding equity ownership interests in Path Logic from PL Holdings for a purchase price (in thousands) of $5,908. NeoGenomics Laboratories paid the purchase price using cash on hand and borrowings on its revolving credit facility.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the acquisition date of July 8, 2014 (in thousands):

	July 8, 2014 (As Initially Reported)	Measurement Period Adjustments	July 8, 2014 (As Adjusted)
Current assets, including cash and cash equivalents	$1,881	$(159)	$1,722
Property, plant and equipment	804	(227)	577
Identifiable intangible assets – customer relationships	1,860	70	1,930
Long term deposits	—	28	28
Goodwill	2,561	368	2,929

Total assets acquired	7,106	80	7,186
Current liabilities	(1,185)	5	(1,180)
Long-term liabilities	(13)	(85)	(98)

Net assets acquired	$5,908	$—	$5,908

The above estimated fair values of assets acquired and liabilities assumed are based on the information that was available as of the acquisition date to estimate the fair value of assets acquired and liabilities assumed. As of December 31, 2014, the Company’s measurement period adjustments are complete.

Acquired intangible assets of $1.93 million consist of customer relationships which are being amortized over thirteen years. We recorded approximately $71,000 of amortization expense in the year ended December 31, 2014.

NEOGENOMICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014, 2013 and 2012

The estimated amortization expense related to the acquired intangible assets for each of the five succeeding fiscal years and thereafter as of December 31, 2014 is as follows (in thousands):

Years Ending December 31,
2015	$148
2016	148
2017	148
2018	148
2019	148
Thereafter	1,119

Total	$1,859

The goodwill arising from the acquisition of Path Logic includes revenue synergies as a result of our existing customers and Path Logic’s customers having access to each other’s testing menus and capabilities. It also arises from the new product lines which Path Logic adds to the Company’s product portfolio. The total amount of goodwill which is expected to be deductible for tax purposes is approximately $3.7 million, which will be amortized on our tax returns over 15 years.

We incurred approximately $361,000 of due diligence and transaction related expenses for the acquisition of Path Logic during the year ended December 31, 2014. These costs included pre-acquisition due diligence costs and transaction related expenses. These costs were included in general and administrative expenses in our consolidated statements of operations for the year ended December 31, 2014.

The following unaudited pro forma information (in thousands) have been provided for illustrative purposes only and are not necessarily indicative of results that would have occurred had the Acquisition been in effect since January 1, 2013, nor are they necessarily indicative of future results.

	Years Ended December 31, (unaudited)
	2014	2013
Revenue	$91,993	$76,305
Net income (loss)	$549	$(3,340)
Earnings (loss) per share
Basic	$0.01	$(0.07)
Diluted	$0.01	$(0.07)

The unaudited pro forma consolidated results during the years ended December 31, 2014 and 2013 have been prepared by adjusting our historical results to include the Acquisition as if it occurred on January 1, 2013. These unaudited pro forma consolidated historical results were then adjusted for the following:

•	adjustments to reflect the impact of $361,000 of transaction costs related to the 2014 acquisition of Path Logic as of January 1, 2013,

•	a net reduction in amortization expense during the years ended December 31, 2014 and 2013 due to decreased intangible assets recorded related to the acquisition,

•	a net reduction in interest expense during the years ended December 31, 2014 and 2013 as we did not acquire the existing debt from the acquisition offset by our interest expense on net borrowings under capital leases and notes payable,

•	a net reduction in depreciation expense during the years ended December 31, 2014 and 2013 due to decreased fixed asset values recorded related to the acquisition,

NEOGENOMICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014, 2013 and 2012

•	a net reduction in general and administrative expenses for the years ended December 31, 2014 and 2013 to remove the management fees from the private equity company and the Chief Executive Officer’s salary from the results,

•	a net reduction to adjust for the tax effect of the losses that were acquired which is based on an estimate of the state income taxes and federal alternate minimum tax which would not be required.

As noted above, the unaudited pro forma results of operations do not purport to be indicative of the actual results that would have been achieved by the combined company for the periods presented or that may be achieved by the combined company in the future.

NOTE E – INTANGIBLE ASSETS

As a result of the acquisition of Path Logic in July 2014 (See Note D), we recorded $1.93 million of customer relationships as an intangible asset and we are amortizing these customer relationships over a thirteen year period.

On January 6, 2012, we entered into a Master License Agreement (the “License Agreement”) with Health Discovery Corporation, a Georgia corporation (“HDC”). We were granted an exclusive worldwide license to certain of HDC’s “Licensed Patents” and “Licensed Know-How” (as defined in the License Agreement) to, among other things, use, develop, make, have made, sell, offer to sell, modify, and commercially exploit “Licensed Uses” (as defined in the License Agreement) and “Licensed Products” (as defined in the License Agreement), in the fields of laboratory testing, molecular diagnostics, clinical pathology, anatomic pathology and digital image analysis (excluding non-pathology-related radiologic and photographic image analysis) relating to the development, marketing production or sale of any “Laboratory Developed Tests” or LDTs (as defined in the License Agreement) or other products used for diagnosing, ruling out, predicting a response to treatment, and/or monitoring treatment of any or all hematopoietic and solid tumor cancers excluding cancers affecting the retina and breast cancer (collectively with certain other qualifications as defined in the License Agreement, the “Field” or “Field of Use”); provided, that the exclusion for breast cancer shall be in effect only so long as that certain license agreement between HDC and the licensee of the technology for breast cancer applications is in full force and effect and such licensee is not in material breach of any its obligations under that agreement.

The License Agreement allows us, among other things, to develop and sell, without limitation, any gene, gene-product or protein-based LDTs using HDC’s technology in the Field and provides for sublicensing rights and the assignment of the License Agreement, in whole or in part, in our sole discretion. The License Agreement further provides us with access to certain HDC personnel and consulting resources in the fields of mathematics and in genetic and molecular test development. The Licensed Know-How also includes, among other things, certain tests, algorithms and computer software which have already been developed by HDC.

The License Agreement is subject to two one-year extensions per product if needed, including LDTs for prostate, colon and pancreatic cancer and software to automate the interpretation of cytogenetics and flow cytometry (collectively, the “Initial Licensed Products”).

If we have not generated $5.0 million of net revenue from products, services and sublicensing arrangements pursuant to the License Agreement by January 5, 2017, HDC may, at its option, revoke the exclusivity with respect to any one or more of the Initial Licensed Products, subject to certain conditions.

In addition, the License Agreement provides for milestone payments to HDC, in cash or stock, based on sublicensing revenue and revenue generated from products developed as a result of the License Agreement. Milestone payments are in increments of $500,000 for every $2,000,000 in GAAP revenue recognized by us up to a total of $5,000,000 in potential milestone payments. After $20,000,000 in cumulative GAAP revenue has been recognized by us, HDC will receive a royalty of (i) 6.5% (subject to adjustment under certain circumstances) of Net Revenue (as defined in the License Agreement) generated from all Licensed Uses except for the cytogenetics and flow cytometry interpretation system and (ii) a royalty of 50% of Net Revenue (after the recoupment of certain development and commercialization costs) that we derive from any sublicensing arrangements for the cytogenetics and flow cytometry interpretation system. We have not made any milestone payments to HDC.

NEOGENOMICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014, 2013 and 2012

Intangible assets as of December 31, 2014 and 2013 consisted of the following (in thousands):

		December 31, 2014
	Amortization Period	COST	Accumulated Amortization	Net
Customer Relationships	156 months	$1,930	$71	$1,859
Support Vector Machine (SVM) technology	108 months	500	167	333
Laboratory developed test (LDT) technology	164 months	1,482	297	1,185
Flow Cytometry and Cytogenetics technology	202 months	1,000	165	835

Total		$4,912	$700	$4,212

		December 31, 2013
	Amortization Period	COST	Accumulated Amortization	Net
Support Vector Machine (SVM) technology	108 months	$500	$112	$388
Laboratory developed test (LDT) technology	164 months	1,482	188	1,294
Flow Cytometry and Cytogenetics technology	202 months	1,000	105	895

Total		$2,982	$405	$2,577

The Company recorded amortization expense of intangible assets in the consolidated statements of operations as follows (in thousands):

	For the Years Ended December 31,
	2014	2013	2012
Amortization of intangible assets	$295	$223	$182

The Company recorded amortization expense from customer relationships as a general and administrative expense. We will continue to record the amortization of the Support Vector Machine (SVM) technology, the Laboratory developed tests (LDT) technology and the Flow Cytometry and Cytogenetics technology intangibles as a research and development expense until the time that we have products, services or cost savings directly attributable to these intangible assets that would require that it be recorded in cost of goods sold.

NEOGENOMICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014, 2013 and 2012

The estimated amortization expense related to amortizable intangible assets for each of the five succeeding fiscal years and thereafter as of December 31, 2014 is as follows (in thousands):

Years Ending December 31,
2015	$371
2016	371
2017	371
2018	371
2019	371
Thereafter	2,357

Total	$4,212

NOTE F – INCOME TAXES

Significant components of the provision for income taxes for the years ended December 31, 2014 and 2013 is as follows (in thousands):

	2014	2013
Current:
Federal	$113	$93
State	44	59

Total Current Provision	$157	$152

We recorded no provision for income taxes for the year ended December 31, 2012.

A reconciliation of the differences between the effective tax rate and the federal statutory tax rate for the years ended December 31, 2014 and 2013 is as follows:

	2014	2013
Federal Statutory Tax Rate	34.00%	34.00%
State Income Taxes, net of Federal Income Tax Benefit	3.37%	1.77%
Non-deductible expenses	5.89%	1.89%
Non-deductible stock options and warrants	4.00%	14.45%
Non-deductible tax expense	8.79%	—%
Prior year adjustments for stock compensation	(27.93)%	—%
Other, net	—%	0.26%
Valuation allowance	(15.96)%	(45.44)%

Effective Tax Rate	12.16%	6.93%

NEOGENOMICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014, 2013 and 2012

The prior year adjustments in the rate reconciliation for 2014 primarily relate to the recognition of deferred tax assets for Non-qualified stock options from prior years, although such deferred tax assets would be fully reserved by a valuation allowance.

The valuation allowances are required to be allocated between the current and noncurrent classifications depending on the division of deferred tax assets between current and noncurrent classifications. At December 31, 2014 and 2013, our current and non-current deferred income tax assets and liabilities consisted of the following (in thousands):

	2014	2013
Current deferred income tax assets:
Allowance for doubtful accounts	$1,548	$1,741
Accrued vacation	334	243
AMT credit	—	93
Other	38	30

Subtotal	1,920	2,107

Less valuation allowance	(1,099)	(1,519)

Total Net Current Deferred Income Tax Assets	$821	$588

Non-Current deferred income tax assets (liabilities):
Net operating loss carry-forwards	$1,336	$1,240
AMT credit	96	—
Nonqualified stock options and warrants	560	—
Accumulated depreciation and amortization	(1,672)	(933)

Subtotal	320	307

Less valuation allowance	(1,141)	(895)

Total Net Non-current Deferred Income Tax Liability	(821)	(588)

Net Deferred Income Tax Asset / (Liability)	$—	$—

At December 31, 2014 and 2013, the Company had federal net operating loss carry forwards of approximately $8.2 million and $3.4 million, respectively and state net operating loss carry forwards of approximately $2.3 million and $1.2 million, respectively. The net operating loss amount differs from the recorded deferred tax asset due to the Company not recording the windfall benefit on the exercise of options. Assuming our net operating loss carry forwards are not disallowed because of certain “change in control” provisions of the Internal Revenue Code, these net operating loss carry forwards expire in various years beginning in the year ending December 31, 2028. However, we have established a valuation allowance to fully reserve our net deferred income tax assets as such assets did not meet the more likely than not recognition standard established by ASC Topic 740. Although we posted pre-tax income in 2013 and 2014, due to the unsettled circumstances around reimbursement reductions in 2015, which includes further Medicare rate reductions and the fact that we believe that most commercial insurance companies will follow Medicare’s lead and will reduce reimbursement for the effected Medicare CPT codes, we believe that our profitability for 2015 is not reasonably assured and thus we continued to record the full valuation allowance against our net deferred tax assets at December 31, 2014. Our valuation allowance decreased by $174,000 and $552,000 during the years ended December 31, 2014 and 2013, respectively.

We file income tax returns in the U.S. federal jurisdiction and in various state jurisdictions. Tax regulations within each jurisdiction are subject to the interpretation of the related tax laws and regulations and require significant judgment to apply. For federal and state purposes, we have open tax years from the tax years ended December 31, 2008 to December 31, 2014. We are not currently subject to any ongoing income tax examinations.

NEOGENOMICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014, 2013 and 2012

We have examined our current and past tax positions taken, and have concluded that it is more likely than not these tax positions will be sustained in the event of an examination and that there would be no material impact to our effective tax rate. As of December 31, 2014, 2013, and 2012, we had no unrecognized tax benefits. In the event interest or penalties will be accrued, our policy is to include these amounts related to unrecognized tax benefits in income tax expense. As of December 31, 2014, we had no accrued interest or penalties related to uncertain tax positions.

NOTE G – NET INCOME PER SHARE

The following table provides the computation of basic and diluted net income per share for the years ended December 31, 2014, 2013 and 2012 (in thousands, except per share amounts):

	Year Ended December 31,
	2014	2013	2012
Net income	$1,132	$2,033	$65

Basic weighted average shares outstanding	53,483	48,263	45,027
Effect of potentially dilutive securities	2,533	4,512	3,688

Diluted weighted average shares outstanding	56,016	52,775	48,715

Basic net income per share	$0.02	$0.04	$0.00

Diluted net income per share	$0.02	$0.04	$0.00

For the year ended December 31, 2014, there were 400,000 options and no warrants excluded from the calculation of diluted earnings per share as anti-dilutive. For the year ended December 31, 2013, there were 341,000 options and no warrants excluded from the calculation of diluted earnings per share as anti-dilutive. For the year ended December 31, 2012, there were no outstanding options or warrants excluded from the calculation of diluted earnings per share as anti-dilutive.

NOTE H – STOCK OPTIONS, STOCK PURCHASE PLAN AND WARRANTS

Stock Option Plan

On April 16, 2013 the Company’s Board of Directors approved the Amended and Restated Equity Incentive Plan (the “Amended Plan”), which amended and restated the Equity Incentive Plan, originally effective as of October 14, 2003, and previously amended and restated effective as of October 31, 2006. The Amended Plan allows for the award of equity incentives, including stock options, stock appreciation rights, restricted stock awards, stock bonus awards, deferred stock awards, and other stock-based awards to certain employees, directors, or officers of, or key non-employee advisers or consultants, including contracted physicians to the Company or its subsidiaries. The Amended Plan, which expires on March 3, 2019, provides that the maximum aggregate number of shares of the Company’s common stock reserved and available for issuance under the Amended Plan is 7,000,000.

As of December 31, 2014, option and stock awards for 4,012,096 shares were outstanding, including 800,000 options issued outside of the Amended Plan to Douglas VanOort, the Company’s Chairman and Chief Executive Officer. A total of approximately 388,000 shares were available for future option and stock awards under the Amended Plan. Options typically expire after 5 - 10 years and generally vest over 3 or 4 years, but each grant’s expiration, vesting and exercise price provisions are determined at the time the awards are granted by the Compensation Committee of the Board of Directors or by the Chairman and Chief Executive Officer by virtue of authority delegated to him by the Compensation Committee.

NEOGENOMICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014, 2013 and 2012

The fair value of each stock option award granted during the years ended December 31, 2014, 2013 and 2012 was estimated as of the grant date using a trinomial lattice model with the following weighted average assumptions:

	2014	2013	2012
Expected term (in years)	3.0 - 4.6	2.5 – 4.5	2.5 – 4.5
Risk-free interest rate (%)	1.0%	0.7%	0.6%
Expected volatility (%)	50%	46%	51%
Dividend yield (%)	0%	0%	0%
Weighted average fair value/share at grant date	$1.50	$1.19	$0.73

The status of our stock options and stock awards are summarized as follows:

	Number Of Shares	Weighted Average Exercise Price
Outstanding at December 31, 2011	4,779,170	$0.87

Granted	1,298,000	1.64
Exercised	(197,209)	1.02
Canceled	(102,749)	1.60

Outstanding at December 31, 2012	5,777,212	1.02

Granted	416,000	3.66
Exercised	(438,998)	0.85
Canceled	(28,916)	1.47

Outstanding at December 31, 2013	5,725,298	1.22

Granted	760,500	4.21
Exercised	(2,387,327)	0.76
Canceled	(86,375)	2.39

Outstanding at December 31, 2014	4,012,096	2.04

Exercisable at December 31, 2014	2,379,378	$1.27

The number and weighted average grant-date fair values of options non-vested at the beginning and end of 2014, as well as options granted, vested and forfeited during the year was as follows:

	Number of Options	Weighted Average Grant Date Fair Value
Non-vested at December 31, 2013	1,520,625	$1.02
Granted in 2014	760,500	1.50
Vested in 2014	(565,740)	0.95
Forfeited in 2014	(82,667)	0.85

Non-vested at December 31, 2014	1,632,718	$1.35

NEOGENOMICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014, 2013 and 2012

The following table summarizes information about our options outstanding at December 31, 2014:

	Options Outstanding			Options Exercisable
Range of Exercise Prices ($)	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price
0.00 – 0.50	105,000	1.3	$0.49	105,000	1.3	$0.49
0.51 – 1.00	1,007,000	1.2	0.80	1,007,000	1.2	0.80
1.01 – 1.50	833,096	1.5	1.40	671,596	1.5	1.39
1.51 – 3.00	973,000	2.2	1.74	499,041	2.2	1.73
3.01 – 4.00	674,500	3.8	3.66	96,741	3.4	3.80
4.01 – 5.00	379,500	4.8	4.72	—	—	—
5.01 – 6.00	40,000	4.7	5.44	—	—	—

	4,012,096	2.3	$2.04	2,379,378	1.6	$1.27

As of December 31, 2014, the aggregate intrinsic value of all stock options outstanding and expected to vest was approximately $8.8 million and the aggregate intrinsic value of currently exercisable stock options was approximately $6.9 million. The intrinsic value of each option share is the difference between the fair market value of NeoGenomics common stock and the exercise price of such option share to the extent it is “in-the-money”. Aggregate intrinsic value represents the value that would have been received by the holders of in-the-money options had they exercised their options on the last trading day of the year and sold the underlying shares at the closing stock price on such day. The intrinsic value calculation is based on the $4.17 closing stock price of NeoGenomics Common Stock on December 31, 2014, the last trading day of 2014. The total number of in-the-money options outstanding and exercisable as of December 31, 2014 was approximately 2,379,378.

The total intrinsic value of options exercised during the years ended December 31, 2014, 2013 and 2012 was approximately $8,882,000, $1,200,000 and $264,000, respectively. Intrinsic value of exercised shares is the total value of such shares on the date of exercise less the cash received from the option holder to exercise the options. The total cash proceeds received from the exercise of stock options was approximately $1,807,000, $372,000 and $198,000 for the years ended December 31, 2014, 2013 and 2012, respectively.

The total fair value of options granted during the years ended December 31, 2014, 2013 and 2012 was approximately $1,139,000, $493,000 and $943,000, respectively. The total fair value of option shares vested during the years ended December 31, 2014, 2013 and 2012 was approximately $540,000, $349,000 and $218,000.

We recognize stock-based compensation expense over the vesting period using the straight-line method for employees and ratably for non-employees. Stock compensation cost recognized for the years ended December 31, 2014, 2013 and 2012 related to stock options was approximately $511,000, $666,000 and $575,000, respectively. As of December 31, 2014, there was approximately $1,200,000 of total unrecognized stock-based compensation cost, related to unvested stock options granted under the Amended Plan. This cost is expected to be recognized over a weighted-average period of 1.5 years.

On October 13, 2014, Robert Shovlin, our Chief Operating Officer was granted stock options to purchase 300,000 shares of the Company’s common stock at an exercise price per share of $4.79, which was the closing price per share on the last trading day prior to his start date. The stock options have a five year term and become 25% vested on the first anniversary of his start date. Thereafter 6,250 options per month vest beginning with the 13th month from the grant date and ending at the 48th month from the grant date. The stock options were valued at $502,925 based on a trinomial lattice model with the following weighted average terms:

Expected term in years	3.1
Risk-free interest rate (%)	1.0%
Weighted average expected volatility (%)	50.7%
Dividend yield (%)	0%

NEOGENOMICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014, 2013 and 2012

We recorded stock compensation expense of approximately $59,873 for these options during the year ended December 31, 2014.

On March 5, 2014, George Cardoza, our Chief Financial Officer was granted stock options to purchase 30,000 shares of the Company’s common stock at an exercise price per share of $3.45, which was the closing price per share on the date before the grant date. The stock options have a five year term and become 33% vested on each of the next three anniversaries of the grant date. The stock options were valued at $34,600 based on a trinomial lattice model with the following weighted average terms:

Expected term in years	3.0
Risk-free interest rate (%)	0.9%
Weighted average expected volatility (%)	48.9%
Dividend yield (%)	0%

We recorded stock compensation expense of approximately $16,000 for these options during the year ended December 31, 2014.

On March 5, 2014, Maher Albitar, our Chief Medical Officer was granted stock options to purchase 30,000 shares of the Company’s common stock at an exercise price per share of $3.45, which was the closing price per share on the date before the grant date. The stock options have a five year term and become 33% vested on each of the next three anniversaries of the grant date. Dr. Albitar works in our California laboratory location, and the State of California has certain regulations that prohibit the corporate practice of medicine. As a result of this regulation, Dr. Albitar is not an employee, but rather is a full-time consulting physician to NeoGenomics. Thus, these stock options are non-employee consultant options and as such are being revalued at the end of every reporting period. At December 31, 2014 these stock options were valued at $48,850 based on a trinomial lattice model with the following weighted average terms:

Expected term in years	3.0
Risk-free interest rate (%)	0.9%
Weighted average expected volatility (%)	48.9%
Dividend yield (%)	0%

We recorded stock compensation expense of approximately $24,000 for these options during the year ended December 31, 2014.

On April 22, 2013, Steven Ross, our Chief Information Officer was granted stock options to purchase 150,000 shares of the Company’s common stock at an exercise price per share of $3.93, which was the closing price per share on the last trading day prior to his start date. The stock options have a five year term and become 25% vested on each of the first four anniversaries of his start date. The stock options were valued at $192,000 based on a trinomial lattice model with the following weighted average terms:

Expected term in years	3.5
Risk-free interest rate (%)	0.5%
Weighted average expected volatility (%)	45%
Dividend yield (%)	0%

We recorded stock compensation expense of approximately $65,000 and $63,000 for these options during the years ended December 31, 2014 and 2013, respectively.

NEOGENOMICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014, 2013 and 2012

On January 9, 2012, Dr. Maher Albitar, our Chief Medical Officer was granted stock options to purchase 250,000 shares of the Company’s common stock at an exercise price per share of $1.43, which was the closing price per share on the last trading day prior to his start date. The stock options have a five year term and become 25% vested on each of the first four anniversaries of his start date. The stock options also fully vest upon a change of control of the Company. Dr. Albitar works in our California laboratory location, and the State of California has certain regulations that prohibit the corporate practice of medicine. As a result of this regulation, Dr. Albitar is not an employee, but rather is a full-time consulting physician to NeoGenomics. Thus, these stock options are non-employee consultant options and as such are being revalued at the end of every reporting period. At December 31, 2014 these stock options were valued at $628,500 based on a trinomial lattice model with the following weighted average terms:

Expected term in years	2.8
Risk-free interest rate (%)	0.6%
Weighted average expected volatility (%)	53%
Dividend yield (%)	0%

We recorded stock compensation expense of approximately $200,000, $252,000 and $151,000 for these options during the years ended December 31, 2014, 2013 and 2012, respectively.

On February 14, 2012, Mr. VanOort, our Chief Executive Officer was granted supplemental non-qualified stock options to purchase 800,000 shares of common stock at an exercise price of $1.71 per share which have a five year term so long as Mr. VanOort remains an employee of the Company (the “Supplemental Options”). The Supplemental Options are scheduled to vest according to the passage of time with 200,000 shares vesting each year on the anniversary of the grant date for the first four years after the grant. The Supplemental Options are valued at $505,000 based on a trinomial lattice model with the following weighted average terms:

Expected term in years	3.8
Risk-free interest rate (%)	0.6%
Weighted average expected volatility (%)	52%
Dividend yield (%)	0%

We recorded stock compensation expense of $91,000, $155,000 and $210,000 for these options during the years ended December 31, 2014, 2013 and 2012, respectively. In the event of a change of control of the Company in which the consideration payable to common stockholders of the Company has a deemed value of at least $4.00 per share, any unvested portion of the Supplemental Options will immediately vest in full.

Employee Stock Purchase Plan

Effective January 1, 2007, the Company began sponsoring an Employee Stock Purchase Plan (“ESPP”), under which eligible employees may purchase Common Stock, by means of limited payroll deductions, at a 5% discount from the fair market value of the Common Stock as of specific dates. In accordance with ASC Topic 718-50 Compensation – Stock Compensation – Employee Share Purchase Plans, the ESPP is considered non-compensatory and does not require the recognition of compensation cost because the discount offered to employees does not exceed 5%. Shares issued pursuant to this plan were 90,285, 76,595 and 56,805 for the years ended December 31, 2014, 2013 and 2012, respectively.

Common Stock Warrants

From time to time, the Company issues warrants to purchase its common stock. These warrants have been issued for consulting services, in connection with the Company’s credit facilities and sales of its common stock, and in connection with employment agreements and for compensation to directors. These warrants are valued using an

NEOGENOMICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014, 2013 and 2012

option pricing model and using the volatility, market price, strike price, risk-free interest rate and dividend yield appropriate at the date the warrants were issued. Stock compensation costs recognized for the years ended December 31, 2014, 2013 and 2012 was approximately $51,000, $263,000 and $153,000, respectively.

On January 9, 2012 Dr. Maher Albitar was granted performance incentive warrants to purchase 200,000 shares of the Company’s common stock (the “Albitar Warrants”) at an exercise price per share of $1.43, which was the closing price per share on the last trading day prior to his start date. These warrants are being treated as non-employee consultant warrants and as such are being revalued, with assumptions for meeting performance, at the end of every reporting period using a trinomial lattice model. The Albitar Warrants have a five year term and vest in accordance with the performance criteria as follows:

(i)	80,000 will vest upon the commercial launch of the Company’s gene-based plasma prostate cancer test licensed from Health Discovery Corp (“HDC”) or similar test based on our mutual agreement.

(ii)	40,000 will vest upon the commercial launch of the Company’s gene-based colon cancer test licensed from HDC or similar test based on our mutual agreement.

(iii)	40,000 will vest upon the commercial launch of the Company’s gene-based pancreatic cancer test licensed from HDC or similar test based on our mutual agreement.

(iv)	20,000 will vest upon successful consummation of a sublicensing agreement with an instrument manufacturer to commercialize the cytogenetics automated image analysis technology licenses from HDC.

(v)	20,000 will vest upon successful consummation of a sublicensing agreement with an instrument manufacturer to commercialize the flow cytometry automated image analysis technology licenses from HDC.

In the event of a change of control of the Company in which the consideration payable to common stockholders of the Company has a deemed value of at least $4.00 per share, any unvested portion of the Albitar Warrants will immediately vest in full.

On December 31, 2014 the Albitar Warrants were valued at approximately $505,000 based on a trinomial lattice model with the following terms:

Expected term in years	2.3
Risk-free interest rate (%)	0.5%
Weighted average expected volatility (%)	51.8%
Dividend yield (%)	0%

We recorded stock compensation expense of approximately $49,000, $231,000 and $135,000 for these warrants during the years ended December 31, 2014, 2013 and 2012, respectively.

On February 7, 2014, Gulfpointe Capital exercised 83,333 warrants to purchase shares of NeoGenomics common stock at an exercise price of $0.75 per share. The Company received proceeds of $62,500 from the exercise.

On March 12, 2014, Douglas M. VanOort exercised 375,000 warrants to purchase shares of NeoGenomics common stock at an exercise price of $1.05 per share. The Company received proceeds of $393,750 from the exercise. On March 16, 2014, 250,000 warrants issued to Douglas M. VanOort expired unvested because performance requirements were not met.

NEOGENOMICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014, 2013 and 2012

For the year ended December 31, 2012, 650,000 warrants previously issued to members of our board of directors and 348,417 warrants issued in June 2007 as part of a common stock offering were exercised or expired as follows:

Type of Exercise	Warrant Shares	Exercise Price / Share	Cash Received	Common Stock Shares Issued
For cash	175,000	$1.50	$262,500	175,000
Cashless net exercise	725,000	$1.50	$—	75,066
Expired unexercised	98,417	$1.50	$—	—

Warrant activity is summarized as follows:

	Shares	Weighted Average Exercise Price
Warrants outstanding, December 31, 2011	2,156,750	$1.34
Granted	200,000	1.43
Exercised	(900,000)	1.50
Expired	(98,417)	1.50
Cancelled	—	—

Warrants outstanding, December 31, 2012	1,358,333	1.24
Granted	—	—
Exercised	—	—
Expired	—	—
Cancelled	—	—

Warrants outstanding, December 31, 2013	1,358,333	1.24
Granted	—	—
Exercised	(458,333)	1.00
Expired	(250,000)	1.05
Cancelled	—	0.00

Warrants outstanding, December 31, 2014	650,000	$1.48

Warrants exercisable at December 31, 2014	530,000	$1.49

The number and weighted average grant-date fair values of warrants non-vested at the beginning and end of 2014, as well as options granted, vested and forfeited during the year was as follows:

	Number of Warrants	Weighted Average Grant Date Fair Value
Non-vested at December 31, 2013	575,000	$1.18
Granted in 2014	—	—
Vested in 2014	(205,000)	1.20
Forfeited in 2014	(250,000)	1.05

Non-vested at December 31, 2014	120,000	$1.43

NEOGENOMICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014, 2013 and 2012

The following table summarizes information on warrants outstanding on December 31, 2014:

Number outstanding	Exercise price	Issued	Expire
450,000	$1.50	5/3/2010	5/2/2017
200,000	$1.43	1/12/2012	1/12/2017

650,000	$1.48

NOTE I – COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases its laboratory and office facilities under non-cancelable operating leases. These operating leases expire at various dates through December 2017 and generally require the payment of real estate taxes, insurance, maintenance, utility and operating costs. The Company has approximately 49,000 square feet of office and laboratory space at our corporate headquarters in Fort Myers, Florida. In addition, we maintain laboratory and office space in West Sacramento, Fresno and Irvine, California, Nashville, Tennessee and Tampa, Florida.

The minimum aggregate future obligations under non-cancelable operating leases as of December 31, 2014 are as follows (in thousands):

Years ending December 31,
2015	$1,282
2016	928
2017	483

Total minimum lease payments	$2,693

Rent expense for the years ended December 31, 2014, 2013 and 2012 was approximately $1,705,000, $1,072,000 and $1,123,000, respectively and is included in costs of revenues and in general and administrative expenses, depending on the allocation of work space in each facility. Certain of the Company’s facility leases include rent escalation clauses. The Company normalizes rent expense on a straight-line basis over the term of the lease for known changes in lease payments over the life of the lease.

Purchase Commitments

The Company has agreements in place to purchase a specified level of reagents from certain vendors. These purchase commitments expire at various dates through October 2019. The purchase commitments as of December 31, 2014 are as follows (in thousands):

Years ending December 31,
2015	$301
2016	301
2017	301
2018	293
2019	191

Total Purchase commitments	$1,387

NEOGENOMICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014, 2013 and 2012

Capital Lease Obligations

The Company’s capital lease obligations expire at various times through 2019 and the weighted average interest rates under such leases approximated 9.16% at December 31, 2014. Some of our leases contain bargain purchase options that allow us to purchase the leased property for a minimal amount upon the expiration of the lease term. The remaining leases have purchase options at fair market value. Future minimum lease payments under capital lease obligations, including those described above are (in thousands):

Years ending December 31,
2015	$3,784
2016	3,191
2017	1,601
2018	518
2019 and thereafter	29

Total future minimum lease payments	9,123
Less amount representing interest	(642)

Present value of future minimum lease payments	8,481
Less current maturities	(3,224)

Obligations under capital leases – long term	$5,257

Property and equipment acquired under capital lease agreements (see Note C) are pledged as collateral to secure the performance of the future minimum lease payments above.

Employment Contracts

The agreements with our Chief Executive Officer, Chief Medical Officer, Chief Operating Officer, Chief Information Officer and Chief Financial Officer contain the following:

•	Clauses that allow for continuous automatic extensions of one year unless timely written notice terminating the contract is provided to such officers (as defined in the agreements).

•	Clauses that provide for accelerated vesting of the options granted pursuant to such agreements at the time of certain changes of control of the Company.

•	Clauses that provided for 6-12 months of severance benefits in the event that such officers are terminated without “cause” (as defined in the agreements) by the Company. The base salaries for these officers in 2015 are expected to approximate $1,717,000.

NOTE J – REVOLVING CREDIT AND SECURITY AGREEMENT

On March 26, 2012, the Parent Company, NeoGenomics Laboratories (“Borrower”), and CapitalSource Finance LLC (“Capital Source”) entered into a First Amendment (the “Amendment”) to the Amended and Restated Revolving Credit and Security Agreement, dated April 26, 2010 (the “Amended and Restated Credit Agreement” or the “Credit Facility”). The Amended and Restated Credit Agreement amended and restated the original Revolving Credit and Security Agreement dated February 1, 2008, as amended, among the Parent Company, Borrower and CapitalSource (the “Original Credit Agreement”). The terms of the Amendment and the Amended and Restated Credit Agreement are substantially similar except that the Amendment, among other things:

I.)	Increased the maximum principal amount of the revolving credit facility (the “Facility Cap”) to $8.0 million from $5.0 million; provided, that the Borrower may request to increase the Facility Cap twice during the term of the Amended and Restated Credit Agreement in increments of $1.0 million to a maximum of $10,000,000;

II.)	Extended the term of the Amended and Restated Credit Agreement to March 26, 2015;

III.)	Revised the definition of “Minimum Termination Fee” to be:

a.	2.5% of the Facility Cap if the “Revolver Termination” (as defined in the Agreement) is at any time before March 26, 2013;

NEOGENOMICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014, 2013 and 2012

b.	1.5% of the Facility Cap if the Revolver Termination is after March 26, 2013 but before March 26, 2014;

c.	0.5% of the Facility Cap if the Revolver Termination is on or after March 26, 2014; and

d.	That there shall be no Minimum Termination Fee if the Revolver Termination occurs within five (5) days of the end of the term.

IV.)	Modified the definition of “Permitted Indebtedness” and “Fixed Charge Coverage Ratio”; and

V.)	Amended Section 3.1 of the Amended and Restated Credit Agreement by deleting “the LIBOR shall be not less than 2.0%” and replacing it with “the LIBOR shall be not less than 1.0%”.

We paid Capital Source a commitment fee of $80,000 in connection with the Amendment.

On January 25, 2013 the Borrower and CapitalSource entered into the Second Amendment to the Amended and Restated Revolving Credit and Security Agreement, dated April 26, 2010. The Second Amendment:

I.)	Increased the Facility Cap to $10.0 million from $9.0 million; provided, that the Borrower may request to increase the Facility Cap twice during the term of the Amended and Restated Credit Agreement in increments of $1.0 million to a maximum of $12,000,000 on or after January 31, 2013;

II.)	Amended Annex 1 of the Credit Facility as follows:

a)	Deleted Section 2 of the Annex 1 in its entirety and replaced it with the following:

2. Minimum Cash Velocity

For each Test Period, measured as of the last day of each calendar month ending on or after December 31, 2012, Collections of Accounts of Borrowers collectively shall not be less than the Cash Velocity Percentage of Borrowers net revenue for the Revenue Period less the bad debt expense recognized on the income statement for such Revenue Period.

b)	Added the following definition to the definitions set forth in such Annex in the appropriate alphabetic order:

“Cash Velocity Percentage” means (a) 80% for the period beginning December 31, 2012 and ending on March 31, 2013 and (b) 87.5% at all other times.

We paid Capital Source a commitment fee of $10,000 in connection with the Second Amendment.

On January 24, 2014 the Borrower and CapitalSource entered into a Third Amendment (the “Third Amendment”) to the Amended and Restated Credit Agreement. The terms of the Third Amendment amended Annex I of the credit agreement to delete the definition of Cash Velocity Percentage in its entirety and to replace it with the following:

Cash Velocity Percentage – shall mean (a) 80% for the period beginning December 31, 2012 and ending on March 31, 2013, (b) 75% for the period beginning December 1, 2013 and ending on March 31, 2014 and (c) 87.5% at all other times.

We paid Capital Source a commitment fee of $5,000 in connection with the Third Amendment.

On July 8, 2014 NeoGenomics Laboratories, (“Borrower”) Path Labs, LLC, (“New Borrower”) and CapitalSource entered into a Joinder and Fourth Amendment (the “Fourth Amendment”) to the Amended and Restated Credit Agreement. The fourth amendment added the New Borrower to the credit agreement and allowed for them to borrow under the facility. All other terms of the credit agreement remained unchanged.

NEOGENOMICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014, 2013 and 2012

On August 26, 2014 we repaid all outstanding amounts and terminated the facility. We paid Capital Source termination fees of $61,000 in connection with the termination. We also wrote off unamortized debt issuance costs of approximately $37,000.

NOTE K – RELATED PARTY TRANSACTIONS

Consulting Agreement

During 2014, 2013 and 2012, Steven Jones, a director of the Company, earned approximately $257,500, $254,500 and $207,500, respectively, for various consulting work performed in connection with his duties as Executive Vice President of Finance. Mr. Jones is Chairman of the Compliance Committee. Mr. Jones also earned $177,500, $72,500 and $80,000 in corporate bonuses related to his consulting work in 2014, 2013 and 2012.

On May 3, 2010, the Company entered into a consulting agreement (the “Consulting Agreement”) with Steven Jones (the “Consultant” or “Mr. Jones”) whereby Mr. Jones would continue to provide consulting services to the Company in the capacity of Executive Vice President of Finance. The Consulting Agreement has an initial term from May 3, 2010 through April 30, 2013, which initial term automatically renews for additional one year periods unless either party provides notice of termination at least three months prior to the expiration of the initial term or any renewal term. In addition, the Company has the right to terminate the Consulting Agreement by giving written notice to the Consultant the year prior to the effective date of termination. The Consultant has the right to terminate the Consulting Agreement by giving written notice to the Company three months prior to the proposed termination date, provided, however, the Consultant is required to provide an additional three months of transition services to the Company upon reasonable request by the Company. The Consulting Agreement specifies an annual base retainer compensation of $180,000 per year, which was subsequently increased to $210,000 per year in April 2012. Mr. Jones annual compensation was increased to $250,000 on January 1, 2013. Mr. Jones annual compensation was increased to $260,000 in March 2014. Mr. Jones is also eligible to receive an annual cash bonus based on the achievement of certain performance metrics with a target of 30% of his base retainer. Such bonus is eligible to be increased to up to 150% of the target bonus in any fiscal year in which he meets certain performance thresholds established by the CEO of the Company and approved by the Board of Directors. On May 3, 2010, the Company also entered into a warrant agreement with the Consultant and it issued a warrant to purchase 450,000 shares of the Company’s common stock, which have all vested as of December 31, 2014.

NOTE L – RETIREMENT PLAN

We maintain a defined-contribution 401(k) retirement plan covering substantially all employees (as defined). Our employees may make voluntary contributions to the plan, subject to limitations based on IRS regulations and compensation. In addition, we match any employees’ contributions at the rate of 50% on the dollar up to a 4% employee contribution (2% Company match) of the respective employee’s salary. We made matching contributions of approximately $358,000, $275,000 and $220,000 during the years ended December 31, 2014, 2013 and 2012, respectively.

NEOGENOMICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014, 2013 and 2012

NOTE M – EQUITY TRANSACTIONS

Public Offerings of Common Stock

In August 2014, the Company completed an offering of 8,050,000 shares of registered common stock, at a price of $4.60 per share, for gross proceeds of approximately $37.0 million. The Company received approximately $34.3 million in net proceeds after deducting underwriting fees and offering costs of approximately $2.7 million. The Company plans to use the net proceeds for working capital, capital expenditures and for general corporate purposes including potential acquisitions and the repayment of debt.

In March 2013, the Company completed an offering of 3,322,500 shares of registered common stock, at a price of $3.00 per share, for gross proceeds of $10.0 million. The Company received approximately $9.2 million in net proceeds after deducting underwriting fees and offering costs of approximately $0.8 million.

Restricted Stock Awards

On April 15, 2014, the Company granted 125,000 shares of restricted stock to Douglas M. VanOort. Such restricted shares vest on the third anniversary of the grant date so long as Mr. VanOort remains Chairman and Chief Executive Officer of the Company. The fair market value of the grant of restricted stock on award date was deemed to be $381,250 or $3.05 per share, which was the closing price of the Company’s common stock on the day before the grant as approved by the board of directors. We recorded approximately $91,000 of stock compensation expense for the year ended December 31, 2014 related to this restricted stock.

On April 15, 2014 the Company granted each of the four independent directors 3,000 shares of restricted stock for a total of 12,000 shares. Such restricted stock will vest ratably over each of the next four quarters so long as the director still serves as a member of the board of directors. The fair market value of each grant of restricted stock on award date was deemed to be $9,150 or $3.05 per share, which was the closing price of the Company’s common stock on the day before the grant as approved by the board of directors. We recorded approximately $36,000 of stock compensation expense for the year ended December 31, 2014 related to this restricted stock.

On October 27, 2014, the Company granted 1,500 shares of restricted stock to Bruce K. Crowther. Such restricted stock will vest over the next two quarters based on Mr. Crowther’s service on the board of directors. The fair market value of the grant on the award date was deemed to be $7,365 or $4.91 per share which was the closing price of the Company’s common stock on the day before the grant as approved by the board of directors. We recorded approximately $2,000 of stock compensation expense for the year ended December 31, 2014 related to this restricted stock.

NEOGENOMICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014, 2013 and 2012

The number and weighted average grant date fair values of restricted stock non-vested at the beginning and end of 2014, 2013 and 2012, as well as stock awards granted, vested and forfeited during the year are as follows:

	Number of Restricted Shares	Weighted Average Grant Date Fair Value
Nonvested at December 31, 2011	90,000	$1.44
Granted in 2012	—	—
Vested in 2012	(50,000)	1.44
Forfeited in 2012	—	—

Nonvested at December 31, 2012	40,000	1.44
Granted in 2013	—	—
Vested in 2013	(32,000)	1.44
Forfeited in 2013	—	—

Nonvested at December 31, 2013	8,000	1.44
Granted in 2014	138,500	3.07
Vested in 2014	(18,125)	2.45
Forfeited in 2014	—

Nonvested at December 31, 2014	128,375	3.06

End of Financial Statements